UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Interim Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ending March 31, 2005

Date:	November 24, 2004
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager—Financial Policy Division
(Phone) +81-3-3240-8211
Date of resolution of Board of Directors with respect to the interim consolidated financial statements:	November 24, 2004
Trading accounts:	Established

1. Consolidated financial data for the six months ended September 30, 2004

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2004
	2004	2003
Ordinary income	1,258,164	1,360,929	2,555,183
Change from the previous year	(7.6)%	(4.5)%
Ordinary profit	310,306	273,432	578,371
Change from the previous year	13.5%	—
Net income	171,678	301,877	560,815
Change from the previous year	(43.1)%	—
Net income per common share	25,924.96	47,619.95	87,156.63
Net income per common and common equivalent share	—	45,810.42	85,017.34

Notes:

1.	Equity in earnings of affiliates:

For the six months ended September 30, 2004:	7,573	million yen
For the six months ended September 30, 2003:	1,232	million yen
For the year ended March 31, 2004:	3,595	million yen

2.	Average number of shares outstanding:

For the six months ended September 30, 2004:
(common stock)	6,492,611	shares
(preferred stock—class 1)	81,022	shares
(preferred stock—class 2)	8,196	shares
For the six months ended September 30, 2003:
(common stock)	6,259,246	shares
(preferred stock—class 1)	81,022	shares
(preferred stock—class 2)	89,614	shares
For the year ended March 31, 2004:
(common stock)	6,349,929	shares
(preferred stock—class 1)	81,022	shares
(preferred stock—class 2)	58,039	shares

3. Changes in accounting policy: No

(2) Financial condition

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2004
	2004	2003
Total assets	113,408,478	104,711,005	106,615,487
Shareholders’ equity	4,306,432	3,742,207	4,295,243
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	3.8%	3.6%	4.0%
Shareholders’ equity per common share	623,070.24	532,290.28	620,797.48
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements, the “BIS”)	(preliminary basis) 10.92%	12.44%	12.95%

Note:

Number of shares outstanding as of:

September 30, 2004:
(common stock)	6,516,155	shares
(preferred stock—class 1)	81,022	shares
September 30, 2003:
(common stock)	6,355,414	shares
(preferred stock—class 1)	81,022	shares
(preferred stock—class 2)	56,200	shares
March 31, 2004
(common stock)	6,473,306	shares
(preferred stock—class 1)	81,022	shares
(preferred stock—class 2)	15,000	shares

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,		For the year ended March 31, 2004
	2004	2003
Net cash provided by operating activities	6,106,171	700,148	2,999,790
Net cash provided by (used in) investing activities	(5,490,858)	1,096,071	(3,893,910)
Net cash provided by (used in) financing activities	(30,770)	106,895	(71,269)
Cash and cash equivalents at end of (interim) fiscal year	3,625,125	5,955,417	3,034,525

(4) Scope of consolidation and application of the equity method

Consolidated subsidiaries:	154	Affiliated companies accounted for by the equity method:	25

(5) Change in the scope of consolidation and application of the equity method

Consolidated subsidiaries:	Newly included: 6	Excluded: 4
Affiliated companies accounted for by the equity method:	Newly included: 1	Excluded: 0

2. Earning projections for the fiscal year ending March 31, 2005

(in millions of yen)
Ordinary income	Ordinary profit	Net income
2,450,000	640,000	340,000

Projected net income per common share for the year ending March 31, 2005 (yen):            51,405.06

(Reference)

Formulas for computing ratios for the six months ended September 30, 2004 are as follows.

Net income per common share

        Net income – Total dividends on preferred stock

Average number of common stock during the period *

Net income per common and common equivalent share

        Net income – Total dividends on preferred stock + Adjustments in net income

Average number of common stock during the period * + Common equivalent share

Shareholders’ equity per common share

        Shareholders’ equity at end of period – Deduction from shareholders’ equity**

Number of common stock at end of period *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2005 is as follows.

Projected net income per common share

        Projected net income - Projected total dividends on preferred stock

Number of common stock at end of period *

*	excluding treasury stock
**	number of preferred stock at end of period × issue price + total dividends on preferred stock

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward- looking statements. The company is under no obligation — and expressly disclaims any obligation — to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

1. Information on MTFG

MTFG is engaged primarily in the banking business and also conducts trust business, securities business, asset management business and other related financial businesses.

The following is an illustration of the Company’s corporate governance structure and major subsidiaries.

General Meeting of Shareholders
Corporate Auditor
Board of Corporate Auditors
Board of Directors
Compliance Advisory Committee
Advisory Board
Executive Committee
Other Committees
Corporate Policy Meeting
Group Head
Group Head
Group Head
Chief Planning Officer
Chief Financial Officer
Chief Risk Management Officer
Integrated Retail Banking Business Group
Integrated Corporate Banking Business Group
Integrated Trust Assets Business Group
Corporate Staff Function
Corporate Risk Management Function
Retail Business Planning Division
Retail Business Development Division
Investment Products Development Division
Corporate Owner Private Banking Division
Comprehensive Card Division
Retail Academy
Corporate Business Planning Division
Trust Business Planning Division
Corporate Business Development Division No.1
Corporate Business Development Division No.2
Asset Management and Administration Planning Division
Corporate Administration Division
Corporate Policy Division
Financial Policy Division
Corporate Risk Management Division
Credit & Investment Management Planning Division
Audit Division
Overall business strategy of retail businesses
Strategy for retail products, business and services, administration of retail business branches
Strategy for investment trusts and other trust-type investment products
Strategy for corporate owner private banking
Comprehensive card business strategy
Education, training, etc.
Overall business strategy of corporate business (except trust assets business)
Overall business strategy of corporate business (including trust assets business)
Business strategy with large corporations
Business strategy with mid-sized and small to mid-sized corporations
Overall business strategy of the trust assets business
General meeting of shareholders, executive secretaries, human resources and general affairs
Overall group business strategy and planning, public relations and investor relations
Capital funding, financial strategy, investment administration and financial reporting
Overall control of comprehensive group risk management and group compliance
Overall control of group credit risk and credit portfolio
Overall group internal audits
Integrated Business Group
Corporate Center
Major subsidiaries
The Bank of Tokyo-Mitsubishi, Ltd.
The Mitsubishi Trust and Banking Corporation

2. Management Policy

(1)	Principal management policy

MTFG’s management philosophy set forth below represents the core set of principles that forms the foundation for our strategies and decision-making process.

Group Management Philosophy

Founded on the key principles of trust and reliability,

Mitsubishi Tokyo Financial Group

contributes to the prosperity of its customers at home and abroad and of the communities it serves, and

continuously creates social and economic value,

by providing comprehensive financial services.

(2)	Basic policy regarding profit distribution

Given the public nature of a bank holding company, it is the Company’s policy to endeavor to maintain stable dividends while improving the Company’s overall strength in order to bolster its financial health and continued sound management.

With respect to interim dividends for the six months ended September 30, 2004, the Company has decided not to pay any dividends on its common stock and to pay ¥41,250 per share of class 1 preferred stock.

With respect to annual dividends for the fiscal year ending March 31, 2005, the Company plans to pay ¥6,000 per share of common stock and ¥41,250 per share of class 1 preferred stock (in addition to the interim dividend, for a total of ¥82,500 per share).

(3)	Basic policy relating to the possible lowering of the minimum investment amount

With regard to the possible lowering of the minimum investment amount of the Company’s common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum purchase price while taking into account investor needs and the above-described factors.

(4)	Management targets

On August 12, 2004, the Company and UFJ Group concluded, subject to the approval of the shareholders and the relevant authorities, a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups. The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

(5)	Medium term management strategy

MTFG has drawn up a new 3-year plan, the “First Medium-Term Strategic Plan” and “Medium-Term Business Plan (2004)” starting from fiscal 2004, and has set an aspiration of becoming one of the world’s top ten financial institutions by market capitalization.

To realize our aspiration, we have positioned our retail, corporate and trust assets (asset management and administration) businesses as our three core businesses. In April 2004 we introduced an integrated business group system encompassing these three businesses to promote unified group management, and we are shifting to a profit structure in which these three businesses form the core.

In our integrated business group system, the holding company formulates strategy for the Group on an integrated basis, which is then executed by Group banks. Through a customer-first approach, MTFG aims to fulfill the latent needs of its customers through delivering high-quality, comprehensive financial services. Through speedy and unified decision-making, reorganization of our Group’s business portfolio, a more dynamic reallocation of Group’s operational resources and unified risk management, we aim to enhance our corporate value.

In July 2004, to aggressively promote the strategy described above and create a “premier comprehensive global financial group”, MTFG commenced discussions regarding a proposed management integration with UFJ Group. In August 2004, the two groups concluded a basic agreement with regard to the management integration of the two groups. Subsequently, in September 2004, we formulated our basic integration strategy and we have set a new aspiration of becoming one of the top five global financial institutions by market capitalization by the end of fiscal 2008. This new aspiration signals a further advance from our earlier aspiration of joining the global top ten. In addition MTFG cooperated in the strengthening of UFJ Bank’s capital to further its aim of management integration with UFJ Group.

The new group will be the first comprehensive, integrated financial group in Japan comprising commercial banks, trust banks and securities companies, as well as top-class credit card companies, consumer finance companies, investment trust companies, lease companies and foreign banks (including Union Bank of California). We aim to integrate the two groups’ holding companies, banks, trust banks and securities companies by October 1, 2005, subject to approval by shareholders and the relevant authorities.

In order to fully leverage the strengths of the new group, its operational framework will be based on the framework provided by MTFG’s integrated business group system. Each company in the new group, including the banks, trust banks and securities companies, as well as the credit card and other companies, will collaborate to aggressively implement the group’s integration strategy in order to offer financial services that meet the true needs of customers in a unified, flexible manner.

(6)	Issues facing the company

MTFG will rapidly and boldly deal with its key business challenges based on the strategy outlined above.

Specifically:

In our retail business we will strengthen sales and marketing capabilities through a significant increase in sales staff numbers and improvement of the quality of sales staff through training at our new Retail Academy facility. We will also drastically strengthen our consumer finance business through expanding use of our multifunctional IC cards incorporating biometric recognition functions, and through consolidation and reorganization of functions in the consumer finance business with ACOM Co., Ltd, with which we have a business and capital alliance.

In our corporate banking business, from October 2004, we have been strengthening our investment banking capabilities particularly in market-driven business areas. We also aim to expand our business base by extending to our medium- and smaller-sized corporate customers the expertise and product strengths that we have developed through our business with large and listed companies.

In our trust assets business (asset management and administration) we aim to shift to common use of existing infrastructure such as operations and systems and reduce costs rapidly as a unified Group. We also plan to develop the common use within the Group of our asset management platform, thus efficiently strengthening our asset management capabilities.

Our preparations for integration with UFJ Group are progressing smoothly and we intend to move rapidly to leverage the complementary branch networks and customer bases of the two groups in order to maximize integration synergies. We have already eliminated cross-use fees between the ATMs of Bank of Tokyo-Mitsubishi, UFJ Bank, Mitsubishi Trust and Banking and UFJ Trust Bank. We also plan to establish further operational tie-ups between the two groups in various business areas and achieve integration benefits before the formal integration date. Through integration, we will seek to achieve rationalization efficiencies, streamline headquarters functions, increase convenience and efficiency in our branch network, efficiently relocate staff, and integrate operations and systems.

In these ways, throughout MTFG we are actively promoting an integrated Group strategy, while through management integration with the UFJ Group we aim to create a premier global comprehensive financial group and raise corporate value.

(7)	Corporate governance principles and status of implementation of corporate governance changes

<Corporate Governance Principles>

The “Group Management Philosophy” is the basic policy for forming management strategies and all activities relating to the business decisions the Company makes. The Company also established the “MTFG Code of Ethics” which is a set of common values and ethical principles to be shared by the employees of the Company.

In order to realize the principles of the Group Management Philosophy and MTFG Code of Ethics we are working to strengthen our corporate governance.

<MTFG Code of Ethics>

•	Establishment of Trust

Fully cognizant of the importance of the Group’s social responsibilities and public role, we strive to maintain unwavering trust from society through the sound and proper management of our business activities, based on the principle of accountability.

•	Serving Our Clients First

We recognize that the satisfaction of our clients and their confidence in MTFG form the foundation of the Group’s very existence. As such, we endeavor to always provide our clients with the highest quality products and services best suited to their needs.

•	Sound and Transparent Management

We endeavor to manage our affairs in a sound and transparent manner by maintaining appropriate and balanced relationships with all stakeholders, including clients, shareholders and others, while assuring fair, adequate and timely disclosure of corporate information.

•	Strict Observance of Laws, Regulations, and Internal Rules

We are committed to strictly observing relevant laws, regulations, and internal rules and to acting with fairness and integrity in conformity with the common values of society at large. As a diversified global financial services group, we also make continuous efforts to operate in ways that reflect internationally accepted standards.

•	Respect for Human Rights and the Environment

We respect human rights and the environment and seek to co-exist in harmony with society.

•	Disavowal of Anti-Social Elements

We stand firmly against supporting the activities of any group or individual that unlawfully threatens public order and safety.

<Status of Implementation of Corporate Governance Changes>

i.	Corporate governance structures for decision making, administration and supervision

The Board of Directors of the Company is comprised of eleven directors, two of whom are outside directors. The Board of Directors decides the administration of the affairs of the Company and supervises the execution of duties of the directors.

The Company has a Board of Corporate Auditors pursuant to the Japanese Commercial Code. The Board of Corporate Auditors of the Company is comprised of five corporate auditors, two of whom are from outside the Company. Pursuant to the audit policies and plans adopted by the Board of Corporate Auditors, each corporate auditor oversees the execution of duties by the directors by attending meetings, including meetings of the Board of Directors, and by reviewing the business performance and financial conditions of the Company.

The Corporate Administration Division provides staffing support to all directors and corporate auditors, including the outside directors and outside corporate auditors.

From the perspective of strengthened corporate governance, in order to clearly separate the functions of the oversight of business and the execution of business, an executive officer system has been introduced. The Heads and Deputy Heads of the integrated business groups and heads of the major business lines are executive officers, and the seven managing officers and fourteen executive officers engage in executing business as decided by the Board of Directors. Pursuant to the basic policies adopted by the Board of Directors, the Executive Committee comprised of seven members, the Chairman, President, Deputy President, two Senior Managing Directors, and two directors nominated by the President, deliberates on and decides important management affairs of the Company.

The Company has also set up the Compliance Advisory Committee comprised of external lawyers and accountants and in addition has established the Advisory Board comprised of outside experts, and various committees and the Corporate Policy Meeting that serve as advisory bodies to the Executive Committee.

The main committees are as follows:

•	Management Planning Committee: The Management Planning Committee deliberates on and follows up on overall group policies, capital policies and financial planning. The committee convenes on a quarterly basis.

•	Internal Audit Committee: (Formerly the Audit & Compliance Committee): The Internal Audit Committee deliberates on important matters relating to internal audits of the Group overall. The committee convenes on a quarterly basis. (From October 2004 a separate Compliance Committee has been established that deliberates on matters related to legal compliance of the Group overall)

•	Disclosure Committee: The Disclosure Committee deliberates on the accuracy of disclosure and internal disclosure standards. The committee convenes at least four times a year.

•	Corporate Risk Management Committee: The Corporate Risk Management Committee deliberates on important matters relating to all types of risks across the entire Group. The committee convenes on a quarterly basis.

•	Credit & Investment Committee: The Credit & Investment Committee deliberates on important aspects of credit risk management across the entire Group. The committee convenes semi-annually.

•	Personnel Committee: The Personnel Committee deliberates with respect to personnel measures necessary to the management of the integrated business system. The committee convenes as needed.

•	Asset & Liability Management Committee: The Asset & Liability Management Committee deliberates on important aspects of investment and funding activities across the entire Group. The committee convenes semi-annually.

•	Operations & Systems Integration Committee: The Operations & Systems Integration Committee deliberates on the integration of Group operations and IT systems. The committee convenes semi-annually.

•	Credit Committee: The Credit Committee deliberates on important matters relating to the concentration of credit across the entire Group’s portfolio. The committee convenes monthly.

•	Compliance Committee: The Compliance Committee deliberates on matters related to legal compliance of the Group overall. (Formerly the Audit & Compliance Committee deliberated on these matters but its role in this respect has been succeeded by the Compliance Committee as of October 2004).

•	Corporate Policy Meeting: The Corporate Policy Meeting deliberates and exchanges opinions from a broad perspective on fundamental policy with respect to matters of major importance regarding the integrated management and integrated business of the group. The meeting convenes as needed.

•	Compliance Advisory Committee: The Compliance Advisory Committee makes compliance related proposals and provides advice to the Board of Directors from an independent standpoint to improve the effectiveness of the Group’s compliance activities. The committee convenes on a quarterly basis.

•	Advisory Board: The Advisory Board advises the Executive Committee on all aspects of management from an independent standpoint. The board convenes semi-annually.

The Company’s framework of operation and audit and the framework of internal control are as follows:

The Company receives advice from external lawyers and accountants, if needed for the execution of its duties.

ii.	Summary of related party transactions between the company and outside corporate auditors and outside directors

The outside directors and outside corporate auditors have no personal ties with other directors and corporate auditors, and do not have related party transactions with the Company which are material or that are unusual in their nature or conditions.

Ryotaro Kaneko, an outside director, also serves as President of Meiji Yasuda Life Insurance Company, with which the Company has a business relationship. Takuma Otoshi, an outside director, also serves as President of IBM Japan, Ltd., with which the Company has a business relationship.

iii.	Implementation of measures to strengthen the corporate governance structure in the interim period ended September 2004

During the first half of fiscal year 2004, the Board of Directors met 16 times to decide the administration of affairs of the Group, and the Executive Committee met 27 times to deliberate on and decide important management affairs.

The Board of Corporate Auditors met 11 times and decided audit policies and plans. Pursuant to the audit policies and plans, each corporate auditor oversaw the execution of duties by the directors by attending key meetings, including meetings of the Board of Directors, and by reviewing the business performance and financial conditions of the Company. The Management Planning Committee and the Audit & Compliance Committee each met twice and the Disclosure Committee met 3 times. The Corporate Risk Management Committee met twice and the Personnel Committee, the Asset & Liability Management Committee and the Operations & Systems Integration Committee each met once. The Credit Committee met three times and the Corporate Policy Meeting met six times. The Compliance Advisory Committee met twice and provided proposals and advice to the Board of Directors. The Advisory Board met twice and provided advice to the Executive Committee.

With respect to the disclosure of corporate information, during the first half of the fiscal year ‘Consolidated Financial Information with respect to the first quarter of fiscal 2004 (April to June)’ was for the first time provided to shareholders and customers. In addition, a Japanese-language ‘2004 Disclosure Report’ and a ‘2004 Mini-Disclosure Report’ for individual investors and customers was published and information on MTFG and group companies was regularly disclosed on the respective websites. Similarly, in the English-language, a ‘2004 Annual Report’ was published and information on MTFG and group companies was regularly disclosed on the respective websites.

3. Results of Operations and Financial Condition

(1)	Results of operations

With respect to the financial and economic environment for the six months ended September 30, 2004, overseas economies moved toward recovery in the early part of the current period, particularly in the United States where the recovery was driven by large-scale tax cuts, and in China where domestic demand continued to expand. In the latter part of the current period, however, a degree of uncertainty returned to overseas economies as a result of the passing of the initial effect of the tax cut in the United States, measures to restrain investment in China and a sharp increase in crude oil prices.

In the Japanese economy, exports and capital expenditures rose due to increased overseas demand in the early part of the current period. Private consumption also steadily increased due to an improvement in consumer confidence. Nevertheless, the Japanese economy began slowing down again in the latter part of the current period. Consumer prices continued to decline.

Regarding the interest rate environment, in the EU, the European Central Bank’s policy rate remained at 2%. On the other hand, in the United States, the federal funds rate was raised from 1% to 1.75% between June and September. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the yield on ten-year Japanese government bonds soared temporarily, reflecting bullish views about an expected economic recovery, before declining again.

In the foreign exchange markets, although the yen initially depreciated against the US dollar due to the increases in the federal funds rate, the exchange rate subsequently stabilized and remained within a narrow range.

Amidst this economic environment, net income for the six months ended September 30, 2004 was ¥171.6 billion, a decrease of ¥130.1 billion from ¥301.8 billion for the six months ended September 30, 2003. This decrease was primarily due to a number of factors. The first factor was a ¥119.6 billion increase in total credit costs, from a ¥63.2 billion reversal of total credit costs for the six months ended September 30, 2003 to ¥56.3 billion in total credit costs for the six months ended September 30, 2004. The second factor was a ¥28.9 billion decrease in net business profits before credit costs for trust accounts and provision for formula allowance for loan losses, from ¥417.8 billion for the six months ended September 30, 2003 to ¥388.9 billion for the six months ended September 30, 2004. The third factor was the absence of two special gains that were recorded in the six months ended September 30, 2003, ¥41.9 billion in refunded enterprise taxes by the Tokyo Metropolitan Government and special gains of ¥26.5 billion resulting from gains on the transfer of the substitutional portion of future pension obligations. As a result, for the six months ended September 30, 2004, ordinary profit was ¥310.3 billion and net income was ¥171.6 billion.

Ordinary profit by business segment was ¥235.7 billion for the banking segment, ¥57.7 billion for the trust banking segment and ¥6.4 billion for the securities segment. Ordinary profit (loss) by geographic segment was ¥221.8 billion in Japan, ¥74.3 billion in North America, ¥9.7 billion in Europe and the Middle East, ¥16.3 billion in Asia and Oceania excluding Japan, and an ordinary loss of ¥4.6 billion in Latin America.

The Company has the following earning projections for the fiscal year ending March 31, 2005.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥2,450,000 million	¥640,000 million	¥340,000 million

(Reference)

1. Projected net income per common share (consolidated)		¥51,405.06
2. Projected net income per common share (non-consolidated)		¥30,838.19
3. Projected dividend per share (non-consolidated)	Common stock	¥6,000
	Preferred stock—class1	¥82,500

The Company’s business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

•	Increase of problem loans and credit-related expenses;

•	Risk that the proposed management integration with UFJ Group may be delayed, materially altered or abandoned and possible difficulties the Company may face in integrating operations of the UFJ Group;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Inability to maintain BIS capital ratios above minimum levels;

•	Downgrade of the Company’s credit ratings and the negative effect on the Company’s treasury operations;

•	Ineffectiveness or failure of the Company’s business strategies;

•	Risks accompanying the expansion of the Company’s operation and the range of products and services;

•	Decline in the results of operations and financial conditions of the Company’s subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (especially in Asian and Latin American countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of the Company’s pension obligations;

•	Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Disruption or impairment of the Company’s business or operations due to external circumstances or events (such as the destruction or impairment of the Company’s business sites and terrorist attacks);

•	Risks relating to the Company’s capabilities to protect confidential information;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Increase in competitive pressures;

•	Risks inherent in the Company’s holding company structure; and

•	Possible negative effects related to owning our shares.

For a detailed discussion of these risks and other risks, uncertainties, possible changes and others, please see the Company’s most recent public filings.

(2) Financial condition

Loans and bills discounted increased by ¥830.8 billion from ¥46,590.1 billion at March 31, 2004 to ¥47,420.9 billion at September 30, 2004. This change consisted mainly of an increase of ¥246.8 billion in domestic loans, an increase of ¥223.0 billion in loans made by overseas subsidiaries (UnionBanCal Corporation and Bank of Tokyo-Mitsubishi Trust Company) and an increase of ¥238.9 billion in domestic housing loans.

Investment securities increased by ¥5,360.8 billion, from ¥28,329.5 billion at March 31, 2003 to ¥33,690.3 billion at September 30, 2004.

Total shareholders’ equity increased by ¥11.1 billion, from ¥4,295.2 billion at March 31, 2003 to ¥4,306.4 billion at September 30, 2004.

For the six months ended September 30, 2004, net cash provided by operating activities was ¥6,106.1 billion, net cash used in investing activities was ¥5,490.8 billion and net cash used in financing activities was ¥30.7 billion. As a result, the balance of cash and cash equivalents at September 30, 2004 was ¥3,625.1 billion.

The Company’s consolidated risk adjusted capital ratio (based on applicable regulatory standards) was 10.92% at September 30, 2004.

The following table shows the Company’s consolidated risk adjusted capital ratio at September 30, 2003, March 31, 2004 and September 30, 2004.

	(in billions, except for percentages)
	At September 30, 2003	At March 31, 2004	At September 30, 2004 (Preliminary basis)
Tier I capital	¥3,683.7	¥3,859.4	¥4,025.9
Tier II capital	¥3,127.2	¥3,157.8	¥2,818.0
Tier III capital	¥29.9	¥30.0	—
Deduction from total qualifying capital	¥51.0	¥54.5	¥894.3
Total qualifying capital	¥6,789.7	¥6,992.7	¥5,949.6
Risk-adjusted assets	¥54,543.3	¥53,996.7	¥54,457.1
Consolidated risk-adjusted capital ratio (based on applicable regulatory standards)	12.44%	12.95%	10.92%

Note) Tier II and Tier III capital represent amounts includable as qualifying capital.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

	As of September 30,		(A) – (B)	As of March 31,	(A) – (C)
(in millions of yen)	2004 (A)	2003 (B)		2004 (C)
Assets:
Cash and due from banks	7,641,687	9,912,534	(2,270,847)	6,511,422	1,130,264
Call loans and bills bought	343,348	937,576	(594,227)	893,805	(550,456)
Receivables under resale agreements	951,074	521,366	429,708	1,336,995	(385,921)
Receivables under securities borrowing transactions	4,637,860	5,763,393	(1,125,532)	5,572,154	(934,294)
Commercial paper and other debt purchased	1,633,157	1,167,667	465,490	1,338,092	295,064
Trading assets	7,626,950	6,460,498	1,166,452	6,572,110	1,054,840
Money held in trust	451,935	470,220	(18,284)	469,377	(17,441)
Investment securities	33,690,393	22,265,644	11,424,748	28,329,543	5,360,849
Allowance for losses on investment securities	(1,262)	(2,937)	1,675	(1,948)	686
Loans and bills discounted	47,420,986	46,420,701	1,000,284	46,590,131	830,854
Foreign exchanges	653,654	589,994	63,659	559,382	94,272
Other assets	2,997,373	4,394,439	(1,397,065)	3,217,991	(220,617)
Premises and equipment	863,350	942,775	(79,425)	889,580	(26,229)
Deferred tax assets	719,396	1,055,185	(335,789)	711,680	7,716
Deferred tax assets on land revaluation loss	—	1,803	(1,803)	—	—
Customers’ liabilities for acceptances and guarantees	4,580,375	4,853,440	(273,065)	4,457,806	122,569
Allowance for loan losses	(801,804)	(1,043,299)	241,494	(832,638)	30,834

Total assets	113,408,478	104,711,005	8,697,473	106,615,487	6,792,991

Liabilities:
Deposits	67,082,418	65,186,659	1,895,759	66,097,591	984,826
Negotiable certificates of deposit	3,896,695	3,729,540	167,155	2,819,588	1,077,106
Debentures	30,752	516,603	(485,851)	265,056	(234,304)
Call money and bills sold	9,083,330	4,334,966	4,748,363	6,879,141	2,204,189
Payables under repurchase agreements	5,182,015	3,536,865	1,645,150	3,316,268	1,865,747
Payables under securities lending transactions	4,221,383	4,558,290	(336,906)	3,415,952	805,431
Commercial paper	632,079	717,989	(85,909)	637,006	(4,927)
Trading liabilities	2,933,887	1,634,106	1,299,780	2,824,399	109,487
Borrowed money	1,304,542	1,446,930	(142,388)	1,342,691	(38,148)
Foreign exchanges	1,134,219	920,205	214,013	1,081,271	52,948
Short-term corporate bonds	368,900	213,500	155,400	340,200	28,700
Bonds and notes	3,818,578	3,830,193	(11,615)	3,734,610	83,967
Bonds with warrants	49,165	50,528	(1,363)	50,000	(835)
Due to trust account	1,367,460	1,336,541	30,919	1,380,268	(12,808)
Other liabilities	2,794,984	3,517,798	(722,813)	3,079,852	(284,867)
Reserve for employees’ bonuses	19,727	17,231	2,495	16,881	2,846
Reserve for employees’ retirement benefits	38,320	32,473	5,846	34,932	3,388
Reserve for expenses related to EXPO 2005 Japan	211	103	107	158	53
Reserves under special laws	1,305	1,049	256	1,160	144
Deferred tax liabilities	65,440	65,638	(197)	56,131	9,309
Deferred tax liabilities on land revaluation excess	134,023	128,396	5,626	138,926	(4,902)
Acceptances and guarantees	4,580,375	4,853,440	(273,065)	4,457,806	122,569

Total liabilities	108,739,818	100,629,052	8,110,766	101,969,895	6,769,922

Minority interest	362,227	339,745	22,481	350,347	11,880

Shareholders’ equity:
Capital stock	1,258,052	1,258,052	—	1,258,052	—
Capital surplus	931,154	931,304	(149)	931,309	(155)
Retained earnings	1,659,442	1,244,197	415,244	1,506,576	152,866
Land revaluation excess	151,260	186,364	(35,104)	158,044	(6,784)
Unrealized gains on securities available for sale	422,926	186,295	236,631	560,316	(137,390)
Foreign currency translation adjustments	(112,955)	(60,670)	(52,284)	(115,424)	2,468
Less treasury stock	(3,447)	(3,335)	(111)	(3,631)	183

Total shareholders’ equity	4,306,432	3,742,207	564,225	4,295,243	11,188

Total liabilities, minority interest and shareholders’ equity	113,408,478	104,711,005	8,697,473	106,615,487	6,792,991

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations

	For the six months ended September 30,		(A) – (B)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)
Ordinary income:
Interest income:
Interest on loans and discounts	414,602	454,784	(40,182)	873,427
Interest and dividends on securities	165,661	178,509	(12,848)	340,494
Other interest income	109,401	123,071	(13,670)	203,802

Total interest income	689,664	756,365	(66,700)	1,417,724
Trust fees	46,115	36,452	9,662	86,461
Fees and commissions	273,568	234,025	39,542	487,786
Trading profits	51,609	76,177	(24,567)	135,647
Other business income	103,940	169,633	(65,693)	243,377
Other ordinary income	93,266	88,275	4,990	184,186

Total ordinary income	1,258,164	1,360,929	(102,765)	2,555,183

Ordinary expenses:
Interest expense:
Interest on deposits	87,029	84,492	2,536	161,921
Interest on debentures	348	2,310	(1,962)	4,030
Other interest expense	96,628	137,472	(40,843)	224,543

Total interest expense	184,006	224,276	(40,269)	390,496
Fees and commissions	32,249	38,224	(5,975)	66,102
Trading losses	1,362	4,136	(2,773)	—
Other business expenses	62,232	108,115	(45,882)	152,803
General and administrative expenses	526,211	523,123	3,088	1,047,735
Other ordinary expenses	141,793	189,621	(47,827)	319,674

Total ordinary expenses	947,857	1,087,497	(139,639)	1,976,811

Ordinary profit	310,306	273,432	36,874	578,371

Special gains:
Gains on sales of premises and equipment	2,584	2,316	268	4,376
Gains on loans charged-off	12,358	15,348	(2,990)	26,425
Reduction in reserve for contingent liabilities from brokering of financial futures transactions	—	26	(26)	26
Reversal of allowance for loan losses	11,340	163,548	(152,208)	239,965
Refund of enterprise taxes by the Tokyo Metropolitan Government	—	41,958	(41,958)	41,989
Gains on transfer of the substitutional portion of future pension obligations	—	26,503	(26,503)	26,503
Other special gains	512	—	512	—

Total Special gains	26,795	249,702	(222,906)	339,286

Special losses:
Losses on sales of premises and equipment	5,107	9,572	(4,465)	15,773
Losses on impairment of fixed assets	3,978	—	3,978	21,586
Provision for reserve for contingent liabilities from brokering of securities transactions	144	276	(131)	387
Other special losses	—	4,952	(4,952)	7

Total Special losses	9,230	14,800	(5,570)	37,754

Income before income taxes and others	327,872	508,334	(180,461)	879,903

Income taxes-current	39,605	25,503	14,101	45,956
Income taxes-deferred	95,687	159,516	(63,829)	230,650
Minority interest	20,901	21,436	(534)	42,480

Net income	171,678	301,877	(130,199)	560,815

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		(A) – (B)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)
Consolidated Statements of Capital Surplus
Balance of capital surplus at beginning of fiscal year	931,309	932,016	(707)	932,016

Decrease:	(155)	(712)	557	(707)
Losses on sales of treasury stock, net of income taxes	(155)	(712)	557	(707)

Balance of capital surplus at end of (interim) fiscal year	931,154	931,304	(149)	931,309

Consolidated Statements of Retained Earnings
Balance of retained earnings at beginning of fiscal year	1,506,576	962,347	544,228	962,347

Increase:	195,262	310,932	(115,669)	577,123
Net income	171,678	301,877	(130,199)	560,815
Reduction in land revaluation excess	6,782	9,054	(2,271)	16,286
Decrease in consolidated subsidiaries	—	—	—	22
Increase in companies accounted for by the equity method	16,802	—	16,802	—

Decrease:	(42,396)	(29,082)	(13,314)	(32,895)
Cash dividends	(42,316)	(29,078)	(13,237)	(32,891)
Bonuses to directors of consolidated subsidiaries	(80)	(3)	(76)	(3)

Balance of retained earnings at end of (interim) fiscal year	1,659,442	1,244,197	415,244	1,506,576

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	For the six months ended September 30,		(A) – (B)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)
Cash flows from operating activities:
Income before income taxes and others	327,872	508,334	(180,461)	879,903
Depreciation	53,131	46,061	7,070	106,495
Impairment losses	3,978	—	3,978	21,586
Goodwill amortization	1,586	(599)	2,186	551
Equity in loss (earnings) of affiliates	(7,573)	(1,232)	(6,340)	(3,595)
Increase (decrease) in allowance for loan losses	(30,563)	(253,853)	223,289	(455,972)
Increase (decrease) in allowance for losses on investment securities	(512)	1,121	(1,633)	1,194
Increase (decrease) in reserve for employees’ bonuses	2,846	202	2,643	(147)
Increase (decrease) in reserve for employees’ retirement benefits	3,110	(4,502)	7,613	(1,467)
Increase (decrease) in reserve for expenses related to EXPO 2005 Japan	53	53	0	107
Interest income recognized on statement of operations	(689,664)	(756,365)	66,700	(1,417,724)
Interest expenses recognized on statement of operations	184,006	224,276	(40,269)	390,496
Investment securities losses (gains)	(23,933)	10,035	(33,969)	20,149
Losses (gains) on money held in trust	918	(3,895)	4,813	(6,992)
Foreign exchange losses (gains)	(270,271)	302,701	(572,972)	495,113
Losses (gains) on sales of premises and equipment	2,522	7,721	(5,199)	11,395
Net decrease (increase) in trading assets	(1,043,781)	(831,976)	(211,805)	(966,983)
Net increase (decrease) in trading liabilities	101,583	53,836	47,747	1,260,653
Adjustment of unsettled trading accounts	46,792	(44,595)	91,388	140,034
Net decrease (increase) in loans and bills discounted	(787,427)	587,495	(1,374,922)	(41,889)
Net increase (decrease) in deposits	937,980	2,511,203	(1,573,223)	3,894,086
Net increase (decrease) in negotiable certificates of deposit	1,077,314	(317,583)	1,394,897	(1,224,926)
Net increase (decrease) in debentures	(234,304)	(119,456)	(114,847)	(371,003)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(52,776)	(54,327)	1,551	(89,963)
Net decrease (increase) in due from banks (excluding cash equivalents)	(536,777)	244,440	(781,217)	597,067
Net decrease (increase) in call loans and bills bought and others	675,893	(589,857)	1,265,750	(1,592,137)
Net decrease (increase) in receivables under securities borrowing transactions	945,922	(3,284,170)	4,230,092	(3,152,785)
Net increase (decrease) in call money and bills sold and others	4,041,454	961,881	3,079,572	3,315,174
Net increase (decrease) in commercial paper	(6,196)	(54,575)	48,379	(117,078)
Net increase (decrease) in payables under securities lending transactions	791,198	667,873	123,324	(399,401)
Net decrease (increase) in foreign exchanges (assets)	(94,272)	19,949	(114,222)	50,562
Net increase (decrease) in foreign exchanges (liabilities)	52,948	387,258	(334,310)	548,324
Net increase (decrease) in issuance and redemption of short-term corporate bonds	28,700	203,500	(174,800)	330,200
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	50,569	127,506	(76,937)	255,847
Net increase (decrease) in due to trust account	(12,808)	(65,076)	52,268	(21,349)
Interest income (cash basis)	722,444	810,788	(88,344)	1,466,611
Interest expenses (cash basis)	(193,029)	(272,624)	79,594	(442,499)
Other	64,899	(301,910)	366,809	(428,749)

Sub-total	6,133,834	719,638	5,414,196	3,050,886
Income taxes	(27,662)	(19,489)	(8,172)	(51,096)

Net cash provided by (used in) operating activities	6,106,171	700,148	5,406,023	2,999,790

Cash flows from investing activities:
Purchases of investment securities	(41,117,087)	(23,411,837)	(17,705,249)	(47,839,599)
Proceeds from sales of investment securities	19,947,002	17,576,271	2,370,731	29,004,862
Proceeds from maturities of investment securities	15,664,556	6,969,299	8,695,256	14,981,518
Increase in money held in trust	(29,075)	(61,595)	32,520	(65,949)
Decrease in money held in trust	48,374	5,043	43,330	9,349
Purchases of premises and equipment	(17,770)	(15,173)	(2,596)	(49,867)
Proceeds from sales of premises and equipment	14,460	32,040	(17,580)	59,827
Proceeds from sales of equity of subsidiaries resulting exclusion from consolidation	—	2,022	(2,022)	5,948
Additional purchases of equity of consolidated subsidiaries	(1,319)	—	(1,319)	—

Net cash provided by (used in) investing activities	(5,490,858)	1,096,071	(6,586,929)	(3,893,910)

Cash flows from financing activities:
Increase in subordinated borrowings	85,200	104,345	(19,145)	112,499
Decrease in subordinated borrowings	(77,150)	(139,845)	62,694	(174,999)
Increase in subordinated bonds and notes and bonds with warrants	67,306	191,642	(124,335)	304,155
Decrease in subordinated bonds and notes and bonds with warrants	(49,607)	(17,057)	(32,549)	(323,285)
Proceeds from issuance of common stock	4,581	—	4,581	10,000
Proceeds from issuance of common stock to minority shareholders	—	9,422	(9,422)	38,407
Dividend paid by the parent	(42,264)	(29,010)	(13,254)	(32,850)
Dividend paid by subsidiaries to minority shareholders	(11,607)	(13,372)	1,764	(5,678)
Purchases of treasury stock	(416)	(139)	(276)	(467)
Proceeds from sales of treasury stock	1,105	910	194	949
Purchases of treasury stock by consolidated subsidiaries	(8,176)	—	(8,176)	—
Proceeds from sales of treasury stock by consolidated subsidiaries	259	—	259	—

Net cash provided by (used in) financing activities	(30,770)	106,895	(137,665)	(71,269)
Effect of exchange rate changes on cash and cash equivalents	6,057	2,772	3,285	(49,616)

Net increase (decrease) in cash and cash equivalents	590,600	1,905,887	(1,315,287)	(1,015,005)
Cash and cash equivalents at beginning of fiscal year	3,034,525	4,049,530	(1,015,005)	4,049,530

Cash and cash equivalents at end of (interim) fiscal year	3,625,125	5,955,417	(2,330,292)	3,034,525

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of September 30, 2004 are as follows:

1. Basis of Presentation

The accompanying Consolidated Balance Sheet of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities

Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

Trading assets and Trading liabilities are stated at market value at interim fiscal year end.

3. Investment Securities

Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at interim fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders’ equity, net of income taxes, other than the case that the securities embedding derivatives are measured at fair value in their entirety and the change in the fair value is recognized in current earnings.

4. Securities in Money Held in Trust

Securities included in Money held in trust of sole investment mainly for the purpose of security investment are stated at the same method as described in notes 2. and 3.

5. Derivatives

Derivatives for purposes other than trading are stated at market value in principle.

6. Premises and Equipment

Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings	15 years to 50 years

Equipment and furniture	4 years to 15 years

Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software

Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 to 10 years.

8. Bond Discount and Bond Issuance Cost

Bond discount is amortized over the remaining life of the bond.

Bond issuance cost is charged to expenses when incurred.

9. Translation of Foreign Currency Items

Foreign currency assets and liabilities and overseas branches’ accounts of MTFG’s domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at interim fiscal year end, except equity securities of affiliated companies which are translated into yen equivalents at the exchange rates prevailing at the acquisition date for those securities.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at interim fiscal year end of each company.

10. Allowance for Loan Losses

An allowance for loan losses of MTFG’s primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and the internal rules for providing allowances for credit losses:

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

For other claims, an allowance is provided based on historical loan loss experience.

The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged-off and the amount was ¥482,508 million.

An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan losses experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities

An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

12. Reserve for Employees’ Bonuses

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on estimated amounts of the future payments attributed to the current interim fiscal year.

13. Reserve for Employees’ Retirement Benefits

A reserve for employees’ retirement benefits is provided for the payment of employees’ retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain (loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence. The unrecognized net retirement benefit obligation at the adoption of new accounting standard is being amortized using the straight-line method over 5 years.

14. Equipment Used under Finance Lease Agreements

Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

15. Hedge Accounting for Interest Rate Risks

With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, MTFG’s domestic banking subsidiary and trust banking subsidiary have principally adopted portfolio hedges or individual hedges prescribed in the Industry Audit Committee Report No. 24 and the Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” issued by the JICPA on January 31, 2000. The method of the hedge accounting is the deferral method.

In hedging activities to offset changes in the fair value of fixed rate deposits and loans etc., MTFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their maturities and designate interest rate swap transactions etc. as hedging instruments individually or in accordance with the Industry Audit Committee Report No. 24. In hedging activities offsetting changes in the fair value of fixed rate bonds, they distinguish hedged items by individual bond or identical type of bonds and designate interest rate swap transactions etc. as hedging instruments.

In hedging activities to fix forecasted cash flows on variable rate or short-term fixed rate deposits and loans etc., MTFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their index interest rates and repricing terms and designate interest rate swap transactions etc. as hedging instruments in accordance with the Industry Audit Committee Report No. 24. Since material terms related to the hedged items and hedging instruments are substantially identical, hedge relationship is deemed to be highly effective and the hedge effectiveness testing is substituted. Effectiveness is also tested by correlation of fluctuation factors in interest rates.

Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of the macro hedge accounting are realized as expenses or income over the remaining lives of the hedging instruments (at most 15 years from 2003). Deferred hedge losses and deferred hedge gains attributable to the macro hedge accounting as of September 30, 2004 were ¥140,550 million and ¥174,476 million, respectively.

16. Hedge Accounting for Foreign Exchange Risks

With respect to hedge accounting for foreign exchange risks attributable to foreign-currency-denominated financial assets and liabilities, MTFG’s domestic banking subsidiary and trust banking subsidiary have applied the deferral hedge accounting by distinguishing hedged items by grouping the foreign-currency-denominated financial assets and liabilities by currencies and designating currency swap transactions and forward exchange contracts (funds swap transactions) as hedging instruments, pursuant to the Industry Audit Committee Report No. 25.

They also engage in “portfolio hedge” to hedge foreign exchange risk attributable to foreign-currency-denominated investments in affiliated companies and foreign-currency-denominated securities available for sale (other than bonds), using foreign-currency-denominated liabilities and forward exchange contracts under identical currency as hedging instruments. They apply the deferral hedge method to foreign-currency-denominated investments in affiliated companies and the fair value hedge method to foreign-currency-denominated securities available for sale (other than bonds).

17. Intercompany and Intracompany Swap Transactions

With respect to the intercompany and intracompany derivative transactions, realized gains (losses) or valuation gains (losses) on the interest rate swap transactions and currency swap transactions are reported in current earnings or deferred as assets or liabilities without elimination if mirror transactions with the third parties against these swap transactions designated as hedging instruments are appropriately conducted in conformity with the non-arbitrary and strict hedging policy in accordance with the Industry Audit Committee Report No. 24 and No. 25.

18. Consumption Taxes

The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

19. Reserve for Expenses Related to EXPO 2005 Japan

A reserve for expenses related to EXPO 2005 Japan is provided for the expenses related to the participation in the EXPO 2005 Japan scheduled to be held in 2005 based on the estimated contractual participation expenses allocated over the period. The reserve is provided pursuant to Article 43 of the Commercial Code and includes the allowance provided pursuant to Article 68-52 of the Special Taxation Measures Law.

20. Reserves under Special Laws

Pursuant to Article 82 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of ¥31 million was provided.

Pursuant to Article 51 of the Securities and Exchange Law, a reserve for contingent liabilities from brokering of securities transactions of ¥1,274 million was provided.

21. Consolidated Corporate-tax System

MTFG and certain domestic consolidated subsidiaries adopt consolidated corporate-tax system, with MTFG being a parent company under the system.

22. Impairment of Fixed Assets

Effective April 1, 2003, the MTFG Group adopted “Accounting Standards for Impairment of Fixed Assets” issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, “Implementation Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan, “ASBJ” on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted.

23. Due from Directors of MTFG

Due from directors of MTFG was ¥89 million.

24. Accumulated Depreciation

Accumulated depreciation on premises and equipment was ¥622,588 million.

25. Accumulated Deferred Gains on Sales of Real Estate

Accumulated deferred gains on sales of real estate of ¥45,484 million were deducted from the acquisition cost of newly acquired premises and equipment.

26. Nonaccrual Loans

Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were ¥33,746 million and ¥1,173,309 million, respectively. The amount of past due loans included loans of ¥610 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

27. Accruing Loans Contractually Past Due 3 Months or More

Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and the amount was ¥11,898 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

28. Restructured Loans

Restructured loans are included in Loans and bills discounted, and the amount was ¥325,637 million. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

29. Nonaccrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans

Total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was ¥1,544,591 million. The amount of past due loans included loans of ¥610 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

The amounts reflected in Notes 26. to 29. represent the gross receivable amounts prior to reduction for the allowance for loan losses.

30. Bills Discounted

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG’s domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged and the total face value was ¥743,000 million.

31. Assets Pledged

Assets pledged as collateral were as follows:

Cash and due from banks	¥1,876 million
Commercial paper and other debt purchased	¥4,792 million
Trading assets	¥177,297 million
Investment securities	¥2,782,097 million
Loans and bills discounted	¥4,528,666 million
Premises and equipment	¥28,569 million

Liabilities related to the pledged assets were as follows:

Deposits	¥232,475 million
Call money and bills sold	¥6,969,200 million
Borrowed money	¥28,898 million
Bonds and notes	¥79,491 million
Other liabilities	¥8,066 million
Acceptances and guarantees	¥1,796 million

In addition, Cash and due from banks of ¥288,174 million, Commercial paper and other debt purchased of ¥17 million, Trading assets of ¥26,665 million, Investment securities of ¥5,176,425 million, Loans and bills discounted of ¥1,106,569 million and Other assets of ¥4,184 million were pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.

Commercial paper and other debt purchased of ¥28,189 million, Trading assets of ¥3,223,757 million and Investment securities of ¥3,569,278 million were sold under repurchase agreements or lent under secured lending transactions, and Payables under repurchase agreements of ¥4,196,452 million and Payables under securities lending transactions of ¥2,997,813 million were corresponding.

Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG’s domestic banking subsidiary and trust banking subsidiary was ¥18,727 million.

32. Land Revaluation Excess

Pursuant to the Law concerning Revaluation of Land, March 31, 1998, land used for business operations of domestic subsidiaries has been revalued as of the following dates. Land revaluation excess is included in Shareholders’ equity, net of income taxes. The land revaluation excess includes MTFG’s ownership percentage of affiliated companies’ land revaluation excess.

Date of the revaluation:

Domestic banking subsidiary	March 31, 1998

Domestic trust banking subsidiary	March 31, 2002

Other domestic subsidiaries	December 31, 2001

The method of the revaluation as set forth in Article 3, Paragraph 3 of the Law:

Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Paragraph 5 of the Law.

Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

33. Subordinated Borrowings

Subordinated borrowings of ¥716,290 million were included in Borrowed money.

34. Subordinated Bonds

Subordinated bonds of ¥1,525,593 million were included in Bonds and notes.

35. Guaranteed Trusts

Principal amounts of Jointly operated designated money trusts and Loan trusts of MTFG’s trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were ¥915,281 million and ¥1,004,308 million, respectively.

36. Net Assets per Common Share

Net assets per common share were ¥623,070.24.

37. Write Down of Investment Securities

Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the current interim fiscal year-end. A “substantial decline in the market value” is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:

Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is lower than cost

Issuers who are to be closely watched: Market value is 30% or more lower than cost

Other issuers: Market value is 50% or more lower than cost

38. Market Value of Securities

Market value and valuation differences of securities were as follows. Securities below include trading securities, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 39. to 41.

Trading securities

Balance sheet amount	¥6,805,250 million
Valuation profits included in Income before income taxes and others	¥8,428 million

Marketable debt securities being held to maturity

	(in millions of yen)
	Balance sheet amount	Market value	Differences	Gains	Losses
Domestic bonds	1,792,718	1,806,309	13,590	13,590	—
Government bonds	1,648,689	1,656,678	7,989	7,989	—
Municipal bonds	100,005	103,744	3,738	3,738	—
Corporate bonds	44,024	45,886	1,862	1,862	—
Other securities	368,615	370,357	1,741	1,954	212
Foreign bonds	69,355	71,097	1,741	1,954	212
Other	299,259	299,259	—	—	—

Total	2,161,334	2,176,667	15,332	15,544	212

Marketable securities available for sale

	(in millions of yen)
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,508,010	3,142,643	634,632	744,276	109,644
Domestic bonds	20,192,100	20,216,217	24,116	45,435	21,318
Government bonds	18,272,652	18,288,827	16,175	35,779	19,604
Municipal bonds	210,303	211,565	1,262	2,137	874
Corporate bonds	1,709,145	1,715,823	6,678	7,518	839
Other securities	7,642,773	7,689,726	46,952	100,044	53,091
Foreign equity securities	20,434	34,436	14,001	14,520	519
Foreign bonds	5,821,554	5,849,643	28,089	52,886	24,797
Other	1,800,783	1,805,646	4,862	32,637	27,775

Total	30,342,884	31,048,586	705,702	889,757	184,054

Among the valuation differences above, the amounts of shareholders’ equity, net of income taxes were ¥705,558 million as a result of recognizing ¥143 million profits, which were related to the securities embedding derivatives and measured in their entirety, in current earnings. Those amounts, net of ¥285,590 million of related deferred tax liabilities, were ¥419,968 million. Net valuation differences, excluding minority interest of ¥700 million and adding MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale of ¥2,257 million, were ¥422,926 million which were included in Unrealized gains on securities available for sale.

39. Securities Available for Sale Sold

Securities available for sale sold during the interim fiscal year were as follows:

(in millions)
Proceeds from sales	Gains	Losses
¥19,986,193	¥116,337	¥59,596

40. Securities Not Stated at Market Value

The balance sheet amounts of principal securities not stated at market value were as follows:

Balance sheet amount
Debt Securities being held to maturity
Foreign bonds	¥13,574 million
Securities available for sale
Domestic equity securities	¥1,015,921 million
Domestic corporate bonds	¥528,431 million
Foreign bonds	¥48,548 million

41. Redemption Schedule of Bonds

Redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:

	(in millions of yen)
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	12,023,151	7,842,279	1,631,717	1,044,415
Government bonds	11,356,231	6,120,586	1,427,602	1,033,095
Municipal bonds	69,242	158,562	87,967	—
Corporate bonds	597,677	1,563,130	116,147	11,319
Other bonds	853,966	3,926,149	1,135,135	1,573,466
Foreign bonds	477,799	3,699,398	921,674	844,105
Other	376,167	226,750	213,460	729,361

Total	12,877,118	11,768,428	2,766,852	2,617,882

42. Money Held in Trust

Classification of Money held in trust was as follows:

Money held in trust for trading purposes

Balance sheet amount	¥335,105 million
Valuation gains included in Income before income taxes and others	¥11 million

Other Money held in trust

(in millions)
Cost	Balance sheet amount	Valuation differences	Gains	Losses
¥116,830	¥116,830	—	—	—

43. Securities Lent/Borrowed

Unsecured securities lent for which borrowers have rights of sale or pledge were included in Trading assets and Investment securities. The amount was ¥128 million and ¥733 million, respectively.

With respect to borrowed securities, received securities as collateral for call loans and purchased securities under resale agreements that are permitted to be sold or pledged, ¥2,625,073 million were pledged, ¥483,146 million were lent and ¥4,579,774 million were held at hand at this interim fiscal year end.

44. Loan Commitments

Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers’ application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was ¥30,979,116 million.

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers’ application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers’ creditworthiness, etc.). At the inception of contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers’ business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

Notes related to the Consolidated Statement of Operations for the six months ended September 30, 2004 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Income per Common Share

Net income per common share was ¥25,924.96.

3. Trading Profits and Losses

Profits and losses on trading transactions (dividends and interest, gains or losses on sales, and valuation gains or losses) are shown as Trading profits or Trading losses on a trade date basis.

4. Other Ordinary Income

Other ordinary income included gains on sales of equity securities of ¥42,943 million.

5. Other Ordinary Expenses

Other ordinary expenses included losses on sales or exchange of loans and other claims of ¥38,182 million, losses on equity securities charge-offs of ¥33,549 million, losses on loan charge-offs of ¥28,597 million and losses on sales of equity securities of ¥14,121 million .

6. Enterprise Taxes

With the implementation of the “Revision of the Local Tax Law” (Legislation No.9, March, 2003) on March 31, 2003, a part of tax basis of enterprise taxes was changed to amount of value-added and amount of capital in the fiscal year started April 1, 2004. MTFG and certain domestic consolidated subsidiaries have presented enterprise taxes computed based on amount of value-added and amount of capital in general and administrative expenses in the Consolidated Statement of Operations based on Practical Treatment of Presentation in Income Statement for Enterprise Taxes through External Standards Taxation (February 13, 2004, ASBJ-Report of Practical Issues No.12) .

Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the six months ended September 30, 2004 is as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash Flows for the six months ended September 30, 2004 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents

The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of interim fiscal year is as follows:

(in millions)
Cash and due from banks	¥7,641,687
Time deposits and negotiable certificates of deposit in other banks	(4,016,561)

Cash and cash equivalents at end of interim fiscal year	¥3,625,125

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Significant Policies in Preparation of Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 154

Significant companies

The Bank of Tokyo-Mitsubishi, Ltd.	The Mitsubishi Trust and Banking Corporation

(2)	Non-consolidated subsidiaries

Companies

KOKUSAI Europe Limited	KOKUSAI America Incorporated

Non-consolidated subsidiaries are excluded from the scope of consolidation since their assets, ordinary income, and our ownership percentage of their net income or retained earnings do not have a material impact on our results of operations or financial condition.

2. Application of the Equity Method

(1)	Number of affiliated companies accounted for by the equity method: 25

Significant companies

ACOM Co., Ltd.

Diamond Lease Co., Ltd.	The Master Trust Bank of Japan, Ltd.

Diamond Computer Service Co., Ltd.	M&T Information Technology Co., Ltd.

BOT Lease Co., Ltd.	MTBC Bank Deutschland GmbH

ACOM Co., Ltd. is included in affiliated companies accounted for by the equity method due to acquirement of shares from this fiscal year.

(2)	Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method

Companies

KOKUSAI Europe Limited	KOKUSAI America Incorporated

Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings do not have a material impact on our consolidated financial statements.

3. Interim Fiscal Year Ends of Consolidated Subsidiaries

(1)	Interim fiscal year ends of consolidated subsidiaries are as follows:

April 30	:	2	subsidiaries	August 31	:	1	subsidiary
June 30	:	100	subsidiaries	September 30	:	51	subsidiaries

(2)	Subsidiaries whose interim fiscal year ends are April 30 are consolidated based on their financial statements ended on July 31. Other subsidiaries are consolidated based on financial statements for their respective interim fiscal year ends. Significant transactions occurred during the intervening periods are reflected in the consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1. Business segment information

<For the six months ended September 30, 2004>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	881,408	223,290	83,743	69,721	1,258,164	—	1,258,164
(2) Internal ordinary income among segments	13,127	7,037	8,867	190,934	219,967	(219,967)	—

Total ordinary income	894,535	230,327	92,611	260,656	1,478,131	(219,967)	1,258,164

Ordinary expenses	658,774	172,558	86,154	65,779	983,266	(35,409)	947,857

Ordinary profit	235,761	57,769	6,456	194,876	494,864	(184,557)	310,306

Notes:

1.	Other primarily includes credit card and leasing businesses.
2.	Ordinary profit for Other includes dividend of 183,257 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.

<For the six months ended September 30, 2003>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	937,791	262,566	92,013	68,557	1,360,929	—	1,360,929
(2) Internal ordinary income among segments	11,140	9,811	6,063	45,841	72,857	(72,857)	—

Total ordinary income	948,932	272,378	98,077	114,398	1,433,786	(72,857)	1,360,929

Ordinary expenses	774,880	206,952	75,610	66,289	1,123,732	(36,235)	1,087,497

Ordinary profit	174,051	65,426	22,467	48,108	310,054	(36,621)	273,432

Notes:

1.	Other primarily includes credit card and leasing businesses.
2.	The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current interim fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.

Such hybrid financial instruments had been risk adjusted in the macro hedge accounting. Since the beginning of the current interim fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts.

As a result, ordinary profit increased by 7,442 million yen, and its effect in the Banking segment and the Trust Banking segment was 4,519 million yen and 2,923 million yen, respectively.

<For the year ended March 31, 2004>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	1,758,067	483,201	179,776	134,137	2,555,183	—	2,555,183
(2) Internal ordinary income among segments	26,576	15,920	16,177	73,836	132,510	(132,510)	—

Total ordinary income	1,784,643	499,122	195,954	207,973	2,687,694	(132,510)	2,555,183

Ordinary expenses	1,392,766	368,205	152,144	129,868	2,042,984	(66,173)	1,976,811

Ordinary profit	391,877	130,916	43,810	78,104	644,709	(66,337)	578,371

Notes:

1.	Other primarily includes credit card and leasing businesses.
2.	The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.

Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts. As a result, ordinary profit increased by 10,435 million yen, and its effect in the Banking segment and the Trust Banking segment was 8,885 million yen and 1,550 million yen, respectively.

3.	In the current fiscal year, a part of derivative business for trading purpose of MTFG’s domestic banking subsidiary is transplanted to Mitsubishi Securities Co., Ltd.. Therefore, ordinary profit and expenses for Securities includes that for the transplanted business.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

2. Geographic segment information

<For the six months ended September 30, 2004>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	884,694	227,208	5,739	94,441	46,079	1,258,164	—	1,258,164
(2) Internal ordinary income among segments	20,610	7,135	9,112	14,849	9,188	60,895	(60,895)	—

Total ordinary income	905,304	234,343	14,852	109,291	55,267	1,319,059	(60,895)	1,258,164

Ordinary expenses	683,475	159,968	19,471	99,570	38,903	1,001,389	(53,532)	947,857

Ordinary profit (loss)	221,828	74,375	(4,618)	9,720	16,364	317,670	(7,363)	310,306

Note:

1.	North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

<For the six months ended September 30, 2003>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	933,034	249,995	10,283	117,722	49,893	1,360,929	—	1,360,929
(2) Internal ordinary income among segments	33,041	1,780	10,000	21,139	4,760	70,722	(70,722)	—

Total ordinary income	966,076	251,776	20,283	138,861	54,653	1,431,652	(70,722)	1,360,929

Ordinary expenses	807,681	176,443	21,189	107,988	35,976	1,149,280	(61,783)	1,087,497

Ordinary profit (loss)	158,394	75,333	(906)	30,873	18,676	282,371	(8,938)	273,432

Notes:

1.	North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
2.	The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current interim fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.

Such hybrid financial instruments had been risk adjusted in the macro hedge accounting. Since the beginning of the current interim fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts.

As a result, ordinary profit increased by 7,442 million yen, and its effect in Japan and North America was 7,138 million yen and 304 million yen, respectively.

<For the year ended March 31, 2004>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income:
(1) Ordinary income from customers	1,791,099	445,309	12,734	212,057	93,982	2,555,183	—	2,555,183
(2) Internal ordinary income among segments	75,041	8,111	21,897	39,537	11,193	155,780	(155,780)	—

Total ordinary income	1,866,140	453,420	34,632	251,594	105,176	2,710,964	(155,780)	2,555,183

Ordinary expenses	1,480,462	316,804	40,581	198,885	75,377	2,112,111	(135,299)	1,976,811

Ordinary profit (loss)	385,678	136,616	(5,949)	52,709	29,798	598,853	(20,481)	578,371

Notes:

1.	North America includes United States and Canada. Latin America primarily includes the Caribbean, Panama and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
2.	The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.

Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts. As a result, ordinary profit increased by 10,435 million yen, and its effect in Japan and North America was 9,974 million yen and 461 million yen, respectively.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Ordinary income from overseas operations as a percentage of consolidated ordinary income
For the six months ended September 30, 2004	373,469	1,258,164	29.6%
For the six months ended September 30, 2003	427,894	1,360,929	31.4%
For the year ended March 31, 2004	764,083	2,555,183	29.9%

Note:

1.	Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG’s domestic banking subsidiary and trust banking subsidiary, and MTFG’s overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Marketable debt securities being held to maturity

	( in millions of yen)
	As of September 30, 2003
	Balance sheet amount	Market value	Differences	Gains	Losses
Domestic bonds	180,862	187,271	6,408	6,411	2
Government bonds	3,269	3,408	138	138	—
Municipal bonds	116,762	120,589	3,826	3,828	2
Corporate bonds	60,829	63,273	2,444	2,444	—
Foreign bonds	74,926	78,892	3,966	3,967	0
Other	182,338	182,338	—	—	—

Total	438,127	448,502	10,375	10,378	3

2. Marketable securities available for sale

	( in millions of yen)
	As of September 30, 2003
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	3,023,771	3,277,796	254,024	494,697	240,672
Domestic bonds	11,144,886	11,110,315	(34,570)	28,869	63,440
Government bonds	9,354,067	9,315,897	(38,169)	18,519	56,689
Municipal bonds	390,704	393,589	2,885	4,415	1,530
Corporate bonds	1,400,114	1,400,828	713	5,934	5,220
Foreign equity securities	16,764	34,512	17,748	18,089	340
Foreign bonds	6,162,404	6,252,956	90,552	121,124	30,571
Other	1,547,968	1,534,812	(13,155)	14,923	28,078

Total	21,895,795	22,210,394	314,599	677,703	363,104

3. Principal securities not stated at market value

( in millions of yen)
As of September 30, 2003
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	20,442
Securities available for sale
Domestic equity securities	170,093
Domestic corporate bonds	339,304
Foreign bonds	65,148

Money held in trust

Money held in trust other than trading purpose and being held to maturity

( in millions of yen)
As of September 30, 2003
Cost	Balance sheet amount	Valuation differences	Gains	Losses
134,190	134,508	317	317	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

( in millions of yen)
As of September 30, 2003
Valuation differences	314,917
Securities available for sale	314,599
Money held in trust other than trading purpose and being held to maturity	317
Deferred tax liabilities	(127,093)

Net valuation differences	187,823

Minority interest	(2,528)
MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale	1,000

Unrealized gains on securities available for sale	186,295

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Securities and beneficiary certificates of merchandise investment in “Commercial Paper and other debt purchased”.

1. Trading securities

( in millions of yen)
As of March 31, 2004
Balance sheet amount	Valuation losses recognized on statement of operations
5,655,999	(3,823)

2. Marketable debt securities being held to maturity

	( in millions of yen)
	As of March 31, 2004
	Balance sheet amount	Market value	Differences	Gains	Losses
Domestic bonds	1,159,458	1,165,842	6,383	7,602	1,218
Government bonds	998,942	999,449	507	1,724	1,217
Municipal bonds	108,526	112,230	3,703	3,704	0
Corporate bonds	51,988	54,162	2,173	2,173	—
Foreign bonds	74,239	76,825	2,586	2,592	5
Other	168,118	168,152	34	34	—

Total	1,401,815	1,410,820	9,004	10,228	1,224

3. Marketable securities available for sale

	( in millions of yen)
	As of March 31, 2004
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,768,443	3,553,772	785,328	891,328	105,999
Domestic bonds	15,703,795	15,707,190	3,394	40,723	37,328
Government bonds	13,989,184	13,986,921	(2,263)	31,617	33,880
Municipal bonds	243,459	244,981	1,522	2,734	1,212
Corporate bonds	1,471,150	1,475,286	4,136	6,371	2,235
Foreign equity securities	15,012	29,518	14,506	14,827	321
Foreign bonds	6,316,837	6,424,133	107,296	115,867	8,570
Other	1,475,136	1,512,124	36,987	51,846	14,858

Total	26,279,224	27,226,739	947,514	1,114,592	167,078

4. Securities available for sale sold

( in millions of yen)
For the year ended March 31, 2004
Proceeds from sales	Gains on sales	Losses on sales
28,653,515	224,278	211,230

5. Principal securities not stated at market value

( in millions of yen)
As of March 31, 2004
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	13,749
Securities available for sale
Domestic equity securities	182,534
Domestic corporate bonds	410,366
Foreign bonds	18,935

6. Redemption schedules of bonds

	( in millions of yen)
	As of March 31, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	8,211,601	6,917,038	1,020,579	1,132,321
Government bonds	7,818,442	5,246,113	793,757	1,127,550
Municipal bonds	92,371	168,187	97,475	—
Corporate bonds	300,787	1,502,737	129,346	4,771
Foreign bonds	1,047,316	4,350,417	447,576	653,007
Other	261,669	232,304	188,395	501,545

Total	9,520,586	11,499,760	1,656,551	2,286,875

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

( in millions of yen)
As of March 31,2004
Balance sheet amount	Valuation gains recognized on statement of operations
334,316	8,247

2. Money held in trust other than trading purpose and being held to maturity

( in millions of yen)
As of March 31, 2004
Cost	Balance sheet amount	Valuation differences	Gains	Losses
134,664	135,061	396	396	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of March 31, 2004
Valuation differences	947,719
Securities available for sale	947,322
Money held in trust other than trading purpose and being held to maturity	396
Deferred tax liabilities	(386,457)

Net valuation differences	561,261

Minority interest	(3,001)
MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale	2,056

Unrealized gains on securities available for sale	560,316

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2004
	Notional principal or contract amount	Market value
Interest rate futures	5,839.2	(1.2)
Interest rate swaps	30,054.3	104.8
Currency swaps	5,044.2	(37.0)
Other interest rate-related transactions	797.3	3.1
Others	0.8	(0.0)

Total		69.6

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of September 30, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	6,597.0	14,624.9	1,357.3	22,579.3
Receive-floater/pay-fix	3,373.1	2,462.2	1,629.5	7,464.9
Receive-floater/pay-floater	—	10.0	—	10.0

Total	9,970.2	17,097.2	2,986.8	30,054.3

2. Deferred gains (losses)

	(in billions of yen)
	As of September 30, 2004
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A)–(B)
Interest rate futures	10.5	11.0	(0.5)
Interest rate swaps	252.0	229.1	22.8
Currency swaps	23.2	21.0	2.2
Other interest rate-related transactions	1.2	0.2	0.9
Others	2.3	2.4	(0.1)

Total	289.3	263.9	25.4

Note: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2004 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of September 30, 2003
	Notional principal or contract amount	Market value
Interest rate futures	4,268.8	(6.4)
Interest rate swaps	26,448.7	81.5
Currency swaps	4,734.3	96.6
Other interest rate-related transactions	3.9	0.0
Others	350.7	(0.0)

Total		171.7

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of September 30, 2003
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	7,456.0	11,388.1	986.7	19,831.0
Receive-floater/pay-fix	2,763.3	2,662.7	1,167.2	6,593.3
Receive-floater/pay-floater	14.3	—	10.0	24.3

Total	10,233.8	14,050.8	2,164.0	26,448.7

2. Deferred gains (losses)

	(in billions of yen)
	As of September 30, 2003
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	31.5	29.9	1.5
Interest rate swaps	448.3	445.2	3.1
Currency swaps	41.4	35.8	5.5
Other interest rate-related transactions	3.7	3.5	0.1
Others	23.0	25.4	(2.4)

Total	548.0	540.1	7.8

Note: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2003 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2004
	Notional principal or contract amount	Market value
Interest rate futures	5,921.2	2.4
Interest rate swaps	26,922.0	91.4
Currency swaps	3,994.9	17.9
Other interest rate-related transactions	3.8	0.0
Others	0.6	0.6

Total		112.5

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	6,089.5	12,283.2	1,318.4	19,691.2
Receive-floater/pay-fix	3,042.5	2,685.5	1,492.7	7,220.8
Receive-floater/pay-floater	—	10.0	—	10.0

Total	9,132.0	14,978.7	2,811.2	26,922.0

2. Deferred gains (losses)

	(in billions of yen)
	As of March 31, 2004
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A)–(B)
Interest rate futures	17.7	13.8	3.8
Interest rate swaps	325.2	305.1	20.0
Currency swaps	37.2	39.1	(1.9)
Other interest rate-related transactions	0.1	0.1	—
Others	4.0	4.4	(0.3)

Total	384.3	362.6	21.6

Note: Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2004 are included in the above table.

Interim Non-Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ending March 31, 2005

Date:	November 24, 2004
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager—Financial Policy Division
(Phone) +81-3-3240-8211
Date of resolution of Board of Directors with respect
to the interim non-consolidated financial statements:	November 24, 2004
Interim dividends policy:	Yes
Unit share system:	No

1. Non-consolidated financial data for the six months ended September 30, 2004

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2004
	2004	2003
Operating income	187,924	42,493	69,321
Change from the previous year	342.2%	76.1%
Operating profit	184,170	40,429	64,735
Change from the previous year	355.5%	80.4%
Ordinary profit	183,263	40,269	64,426
Change from the previous year	355.1%	80.4%
Net income	183,200	40,304	64,474
Change from the previous year	354.5%	82.8%
Net income per common share	27,696.42	5,828.98	9,003.89

Notes:

1.	Average number of shares outstanding:

For the six months ended September 30, 2004:
(common stock)	6,493,370	shares
(preferred stock—class 1)	81,400	shares
(preferred stock—class 2)	8,196	shares
For the six months ended September 30, 2003:
(common stock)	6,260,288	shares
(preferred stock—class 1)	81,400	shares
(preferred stock—class 2)	89,614	shares
For the year ended March 31, 2004:
(common stock)	6,350,814	shares
(preferred stock—class 1)	81,400	shares
(preferred stock—class 2)	58,039	shares

2.	Changes in accounting policy: No

(2) Payment of dividends

	(in yen)
	For the six months ended September 30,					For the year ended March 31,
	2004		2003			2004
	Common stock	Preferred stock—class 1	Common stock	Preferred stock—class 1	Preferred stock—class 2	Common stock	Preferred stock—class 1	Preferred stock—class 2
Interim dividends per share	0	41,250	0	41,250	8,100	—	—	—

Total dividends per share paid for the fiscal year	—	—	—	—	—	6,000	82,500	16,200

(3) Financial condition

	(in millions of yen except per share data and percentages)
	As of September 30,		As of March 31,
	2004	2003	2004
Total assets	5,129,492	4,284,607	4,321,389
Shareholders’ equity	4,423,039	4,262,486	4,282,547
Shareholders’ equity as a percentage of total liabilities and shareholders’ equity	86.2%	99.5%	99.1%
Shareholders’ equity per common share	640,735.04	613,905.15	618,015.33

Notes:

1.	Number of shares outstanding as of:

September 30, 2004:
(common stock)	6,516,705	shares
(preferred stock-class 1)	81,400	shares
September 30, 2003:
(common stock)	6,356,150	shares
(preferred stock-class 1)	81,400	shares
(preferred stock-class 2)	56,200	shares
March 31, 2004:
(common stock)	6,474,038	shares
(preferred stock-class 1)	81,400	shares
(preferred stock-class 2)	15,000	shares

2.	Number of treasury stocks outstanding as of:

September 30, 2004:	2,442	shares
September 30, 2003:	1,711	shares
March 31, 2004:	2,061	shares

2. Earning projections for the fiscal year ending March 31, 2005

(in millions of yen)
Operating income	Ordinary profit	Net income
227,000	206,000	206,000

	(in yen)
	For the six months ending March 31, 2005	For the year ending March 31, 2005
Dividends per share: Common stock	6,000	6,000
Preferred stock—class 1	41,250	82,500

Projected net income per common share for the year ending March 31, 2005 (yen):    30,838.19

(Reference)

Formulas for computing ratios for the six months ended September 30, 2004 are as follows.

Net income per common share

Net income – Total dividends on preferred stock
Average number of common stock during the period *

Shareholders’ equity per common share

Shareholders’ equity at end of period – Deduction from shareholders’ equity**
Number of common stock at end of period *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2005 is as follows.

Projected net income per common share

Projected net income – Projected total dividends on preferred stock
Number of common stock at end of period *
*	excluding treasury stock
**	number of preferred stock at end of period × issue price + total dividends on preferred stock

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation — and expressly disclaims any obligation — to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets

	As of September 30,				As of March 31,
(in millions of yen)	2003		2004		2004
Assets:
Current assets:
Cash and bank deposits	41,721		36,867		57,571
Accounts receivable	29,844		41,449		51,315
Other	400		961		36
Total current assets	71,966	1.7%	79,278	1.6%	108,923	2.5%
Fixed assets:
Premises and equipment	339		466		308
Intangible assets	529		484		554
Investments and other assets	4,210,912		5,048,746		4,210,914
Investments in subsidiaries	4,210,347		4,348,217		4,210,347
Investments securities	—		700,000		—
Other	564		528		566
Total fixed assets	4,211,781	98.3%	5,049,697	98.4%	4,211,778	97.5%
Deferred charges	859	0.0%	515	0.0%	687	0.0%

Total assets	4,284,607	100.0%	5,129,492	100.0%	4,321,389	100.0%

Liabilities:
Current liabilities:
Short-term borrowings	—		400,000		—
Accounts payable	21,873		5,576		38,703
Reserve	73		137		74
Other	174		739		64
Total current liabilities	22,121	0.5%	406,453	7.9%	38,842	0.9%
Long-term liabilities:
Long-term liabilities	—		300,000		—
Total long-term liabilities	—	—	300,000	5.9%	—	—

Total liabilities	22,121	0.5%	706,453	13.8%	38,842	0.9%

Shareholders’ equity:
Capital stock	1,258,052	29.3%	1,258,052	24.5%	1,258,052	29.1%
Capital surplus:
Legal capital surplus	2,350,244		2,350,244		2,350,244
Other capital surplus	599,960		599,968		599,962
Total capital surplus	2,950,205	68.9%	2,950,212	57.5%	2,950,207	68.3%
Retained earnings:
Unappropriated	55,519		216,754		75,876
Total retained earnings	55,519	1.3%	216,754	4.2%	75,876	1.7%
Less treasury stock	(1,291)	(0.0)%	(1,980)	(0.0)%	(1,589)	(0.0)%

Total shareholders’ equity	4,262,486	99.5%	4,423,039	86.2%	4,282,547	99.1%

Total liabilities and shareholders’ equity	4,284,607	100.0%	5,129,492	100.0%	4,321,389	100.0%

See Notes to Non-Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income

	For the six months ended September 30,				For the year ended March 31, 2004
(in millions of yen)	2003		2004
Operating income	42,493	100.0%	187,924	100.0%	69,321	100.0%
Operating expenses	2,064	4.9%	3,754	2.0%	4,585	6.6%
Operating profit	40,429	95.1%	184,170	98.0%	64,735	93.4%

Non-operating income	12	0.0%	36	0.0%	35	0.0%
Non-operating expenses	172	0.4%	943	0.5%	344	0.5%
Ordinary profit	40,269	94.7%	183,263	97.5%	64,426	92.9%

Income before income taxes	40,269	94.7%	183,263	97.5%	64,426	92.9%

Income taxes-current	(75)		(54)		(84)
Income taxes-deferred	40		116		36
Total income taxes	(35)	(0.1)%	62	0.0%	(47)	(0.1)%

Net income	40,304	94.8%	183,200	97.5%	64,474	93.0%

Unappropriated retained earnings brought forward	15,215		33,553		15,215
Interim cash dividends	—		—		3,812
Unappropriated retained earnings at end of (interim) fiscal year	55,519		216,754		75,876

See Notes to Non-Consolidated Financial Statements.

Notes to the Non-Consolidated Financial Statements for the six months ended September 30, 2004

The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Summary of significant accounting policies

1.	Investments

Investments in subsidiaries, affiliates and securities not stated at market value are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:

Leasehold improvements	10 years to 50 years

Equipment and furniture	4 years to 15 years

Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 years.

3.	Reserve

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on estimated amounts of the future payments attributed to the current term.

4.	Consumption taxes

National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts.

5.	Consolidated Corporate-tax System

MTFG has adopted consolidated corporate-tax system.

A note related to the Non-Consolidated Balance Sheet as of September 30, 2004 is as follows:

1.	Accumulated depreciation on premises and equipment	¥277 million

2.	MTFG indemnifies the Bankers Association of Deutschland for the deposit liability of the German branches of Bank of Tokyo Mitsubishi pursuant to regulation of the Deposit Insurance Corporation of Deutschland.	¥98,916 million

A note related to the Non-Consolidated Statement of Income for the six months ended September 30, 2004 is as follows:

1.	Principal item in Non-operating expenses is as follows:
	Interest on borrowed money	¥771 million

2.	Depreciation expense
	Depreciation expense for premises and equipment	¥62 million
	Amortization expense for intangible assets	¥76 million

A note related to securities is as follows:

Investments in subsidiaries and affiliates stated at market value

	Balance sheet amount	Market value	Difference
Investments in affiliates	¥137,870 million	¥141,394 million	¥3,524 million

Note: Fair value is based on market value as of September 30, 2004.

Fair value is not readily determinable for Investments in subsidiaries.

Additional information

1.	Impairment of Fixed Assets

Effective April 1, 2003, the MTFG adopted “Accounting Standards for Impairment of Fixed Assets” issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, “Implementation Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan, “ASBJ” on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted.

2.	Enterprise Taxes

With the implementation of the “Revision of the Local Tax Law” (Legislation No.9, March, 2003) on March 31, 2003, a part of tax basis of enterprise taxes was changed to amount of value-added and amount of capital in the fiscal year started April 1, 2004. MTFG has presented enterprise taxes computed based on amount of value-added and amount of capital in operating expenses in the Statement of Operations based on Practical Treatment of Presentation in Income Statement for Enterprise Taxes through External Standards Taxation (February 13, 2004, ASBJ-Report of Practical Issues No.12).

Selected Interim Financial Information

under Japanese GAAP

For the Fiscal Year Ending March 31, 2005

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc.

[Contents]

1	Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

	1. Financial Results	[Consolidated]	1
	2. Valuation Differences on Securities	[Consolidated] , [Trust]	2
	3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated]	3
	4. Return on Equity	[Consolidated]	3

2	Loan Portfolio and Other

	1. Risk-Monitored Loans	[Consolidated] , [Trust]	4
		[Consolidated and Trust]
	2. Classification of Risk-Monitored Loans	[Consolidated] , [Trust]	5
	3. Allowance for Loan Losses	[Consolidated] , [Trust]	6
	4. Coverage Ratio against Risk-Monitored Loans	[Consolidated]	6
	5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Total of the 2 Banks*]	7
	6. Status of Secured Coverage on Disclosed Claims under the FRL	[Total of the 2 Banks*]	7
	7. Progress in the Disposal of Problem Assets	[Total of the 2 Banks*]	8
	8. Classification of Loans by Type of Industry	[Total of the 2 Banks*]	13
		[Trust]
	9. Foreign Loans	[Total of the 2 Banks*]	15
	10. Loans and Deposits	[Total of the 2 Banks*]	16
	11. Domestic Deposits	[Total of the 2 Banks*]	16
	12. Number of Employees	[Total of the 2 Banks*]	16
	13. Number of Offices	[Total of the 2 Banks*]	16
	14. Status of Deferred Tax Assets	[Total of the 2 Banks*]	17
	15. Employees’ Retirement Benefits	[Consolidated]	19
	16. Earning Projections for the Fiscal Year Ending March 31, 2005	[Consolidated]	20
		[Non-Consolidated]

Note: *	“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mitsubishi Tokyo Financial Group, Inc.

1 Interim Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

1. Financial Results

	(in millions of yen)
	Six months ended September 30, 2003 (A)	Six months ended September 30, 2004 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	898,929	885,955	(12,973)
Net interest income	533,116	506,567	(26,549)
Trust fees	36,452	46,115	9,662
Credit costs for trust accounts (1)	(8,432)	(2,336)	6,096
Net fees and commissions	195,801	241,318	45,517
Net trading profits	72,040	50,246	(21,793)
Net other business income	61,518	41,707	(19,810)
Net gains (losses) on debt securities	(2,701)	27,836	30,538
General and administrative expenses	489,543	499,388	9,845
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	417,818	388,903	(28,915)
Provision for formula allowance for loan losses (2)	—	—	—
Net business profits*	409,386	386,566	(22,819)
Net non-recurring losses	(135,953)	(76,260)	59,693
Credit related costs (3)	(91,889)	(65,402)	26,487
Losses on loan charge-offs	(49,840)	(28,597)	21,242
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(13,878)	(852)	13,026
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(28,171)	(35,953)	(7,781)
Net losses on equity securities	(9,070)	(4,728)	4,342
Gains on sales of equity securities	48,009	42,943	(5,065)
Losses on sales of equity securities	(53,429)	(14,121)	39,307
Losses on write down of equity securities	(3,649)	(33,549)	(29,899)
Equity in profit of affiliates	1,232	7,573	6,340
Other	(36,226)	(13,702)	22,523

Ordinary profit	273,432	310,306	36,874

Net special gains	234,901	17,565	(217,336)
Gain on loans charged-off (4)	15,348	12,358	(2,990)
Reversal of allowance for loan losses (5)	163,548	11,340	(152,208)
Losses on impairment of fixed assets	—	(3,978)	(3,978)
Income before income taxes and others	508,334	327,872	(180,461)
Income taxes-current	25,503	39,605	14,101
Income taxes-deferred	159,516	95,687	(63,829)
Minority interest	21,436	20,901	(534)

Net income	301,877	171,678	(130,199)

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits – Other consolidated entities’ general and administrative expenses – Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	63,226	(56,398)	(119,625)

Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)+(5)	78,575	(44,040)	(122,615)
Number of consolidated subsidiaries	176	154	(22)
Number of affiliated companies accounted for by the equity method	31	25	(6)

Mitsubishi Tokyo Financial Group, Inc.

2. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	15,332	4,957	6,328	15,544	212	10,375	10,378	3	9,004	10,228	1,224
Securities available for sale	705,702	391,102	(241,812)	889,757	184,054	314,599	677,703	363,104	947,514	1,114,592	167,078
Domestic equity securities	634,632	380,607	(150,696)	744,276	109,644	254,024	494,697	240,672	785,328	891,328	105,999
Domestic bonds	24,116	58,687	20,721	45,435	21,318	(34,570)	28,869	63,440	3,394	40,723	37,328
Other	46,952	(48,192)	(111,837)	100,044	53,091	95,145	154,136	58,991	158,790	182,541	23,750
Total	721,034	396,059	(235,484)	905,301	184,267	324,974	688,082	363,107	956,518	1,124,821	168,302
Domestic equity securities	634,632	380,607	(150,696)	744,276	109,644	254,024	494,697	240,672	785,328	891,328	105,999
Domestic bonds	37,707	65,869	27,928	59,025	21,318	(28,161)	35,281	63,443	9,778	48,325	38,546
Other	48,694	(50,416)	(112,716)	101,999	53,304	99,111	158,103	58,991	161,411	185,167	23,755

(3) Market Value Information for Securities in Trusts with Contracts for Compensating the Principal

Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities

(in millions of yen)
September 30, 2004
Trust Assets at interim-period end	Market Value	Valuation Gains
228,883	234,699	5,815

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 4,444 millions of yen

Loan Trusts

A. Market Value of Securities

(in millions of yen)
September 30, 2004
Trust Assets at interim-period end	Market Value	Valuation Gains
8,764	9,384	620

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 10,155 millions of yen

Mitsubishi Tokyo Financial Group, Inc.

3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

			(in billions of yen except percentages)
			As of September 30, 2004 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
				(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	10.92%	(1.52)%	(2.02)%	12.44%	12.95%
(2)		Tier 1 capital	4,025.9	342.1	166.4	3,683.7	3,859.4
(3)		Tier 2 capital includable as qualifying capital	2,818.0	(309.1)	(339.8)	3,127.2	3,157.8
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	319.2	176.7	(108.8)	142.4	428.0
	ii)	The amount of land revaluation excess includable as qualifying capital	128.3	(12.4)	(5.2)	140.8	133.6
	iii)	Subordinated debt	2,004.4	(157.7)	10.4	2,162.1	1,993.9
(4)		Tier 3 capital includable as qualifying capital	—	(29.9)	(30.0)	29.9	30.0
(5)		Deductions from total qualifying capital	894.3	843.2	839.7	51.0	54.5
(6)		Total qualifying capital (2)+(3)+(4)-(5)	5,949.6	(840.0)	(1,043.0)	6,789.7	6,992.7
(7)		Risk-adjusted assets	54,457.1	(86.2)	460.3	54,543.3	53,996.7

4. Return on Equity

	(%)
	Six months ended September 30, 2004 (A)	Increase/ (Decrease)	Six months ended September 30, 2003 (B)
		(A) – (B)
ROE *	9.86	(10.17)	20.04

Note: * ROE is computed as follows:

(Net income – Dividends on preferred stocks) × 2	× 100
{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)
+ (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi Tokyo Financial Group, Inc.

2 Loan Portfolio and Other

1.	Risk-Monitored Loans
(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A)–(B)	(A)–(C)
Loans to customers in bankruptcy	33,746	(40,799)	(12,392)	74,545	46,138
Past due loans	1,173,309	239,839	479,831	933,469	693,477
Accruing loans contractually past due 3 months or more	11,898	(5,784)	(362)	17,682	12,260
Restructured loans	325,637	(561,703)	(376,010)	887,341	701,648

Total	1,544,591	(368,448)	91,066	1,913,039	1,453,524

Amount of direct reduction	482,508	(122,864)	(45,830)	605,373	528,339
Loans and bills discounted	47,420,986	1,000,284	830,854	46,420,701	46,590,131

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.07%	(0.08)%	(0.02)%	0.16%	0.09%
Past due loans	2.47%	0.46%	0.98%	2.01%	1.48%
Accruing loans contractually past due 3 months or more	0.02%	(0.01)%	(0.00)%	0.03%	0.02%
Restructured loans	0.68%	(1.22)%	(0.81)%	1.91%	1.50%

Total	3.25%	(0.86)%	0.13%	4.12%	3.11%

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A)–(B)	(A)–(C)
Loans to customers in bankruptcy	1,386	(1,790)	(201)	3,177	1,588
Past due loans	664	(846)	(627)	1,511	1,292
Accruing loans contractually past due 3 months or more	837	236	466	601	370
Restructured loans	24,944	(4,800)	(7,623)	29,745	32,568

Total	27,833	(7,201)	(7,985)	35,035	35,819

Loans and bills discounted	551,236	(211,816)	(70,739)	763,053	621,976

[Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A)–(B)	(A)–(C)
Loans to customers in bankruptcy	35,132	(42,590)	(12,594)	77,723	47,727
Past due loans	1,173,974	238,993	479,204	934,980	694,769
Accruing loans contractually past due 3 months or more	12,735	(5,548)	104	18,284	12,631
Restructured loans	350,582	(566,504)	(383,633)	917,086	734,216

Total	1,572,425	(375,649)	83,080	1,948,074	1,489,344

Loans and bills discounted	47,972,223	788,467	760,114	47,183,755	47,212,108

Mitsubishi Tokyo Financial Group, Inc.

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	1,256,864	(374,480)	130,785	1,631,344	1,126,078
Overseas*	287,727	6,032	(39,719)	281,694	327,446
Asia	34,020	(2,619)	7,363	36,639	26,656
Indonesia	3,526	(6,900)	(1,052)	10,426	4,578
Thailand	2,724	(5,934)	(7,838)	8,659	10,562
Hong Kong	22,148	14,873	17,431	7,274	4,717
Other	5,621	(4,657)	(1,176)	10,279	6,798
United States of America	192,908	30,153	(37,611)	162,754	230,520
Other	60,798	(21,501)	(9,471)	82,299	70,269

Total	1,544,591	(368,448)	91,066	1,913,039	1,453,524

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	27,833	(7,201)	(7,985)	35,035	35,819

Classification by type of industry of borrowers

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	1,256,864	(374,480)	130,785	1,631,344	1,126,078
Manufacturing	180,823	(3,357)	(6,587)	184,181	187,410
Construction	54,200	(160,938)	(28,319)	215,138	82,520
Wholesale and Retail	338,767	(5,507)	109,572	344,275	229,195
Banks and other financial institutions	66,247	53,820	44,723	12,426	21,523
Real estate	373,874	(11,759)	60,901	385,634	312,973
Services	123,772	(58,781)	(23,720)	182,554	147,493
Other industries	35,528	(43,718)	(19,264)	79,247	54,793
Consumer	83,648	(144,236)	(6,520)	227,885	90,168
Overseas*	287,727	6,032	(39,719)	281,694	327,446
Banks and other financial institutions	98,375	96,287	14,646	2,087	83,728
Commercial and industrial	166,869	(106,516)	(43,707)	273,385	210,576
Other	22,482	16,261	(10,658)	6,221	33,141

Total	1,544,591	(368,448)	91,066	1,913,039	1,453,524

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	27,833	(7,201)	(7,985)	35,035	35,819
Manufacturing	435	(1,310)	(4,030)	1,746	4,465
Construction	60	(1,175)	(3)	1,235	63
Wholesale and Retail	1,710	(323)	(487)	2,033	2,197
Banks and other financial institutions	—	—	—	—	—
Real estate	4,730	(1,017)	(1,163)	5,748	5,894
Services	694	(600)	(363)	1,294	1,057
Other industries	16,868	(1,208)	(104)	18,076	16,972
Consumer	3,334	(1,564)	(1,834)	4,899	5,168

Total	27,833	(7,201)	(7,985)	35,035	35,819

Mitsubishi Tokyo Financial Group, Inc.

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	801,804	(241,494)	(30,834)	1,043,299	832,638
Formula allowance for loan losses	366,078	(317,877)	(236,185)	683,955	602,263
Specific allowance for loan losses	430,307	80,165	206,204	350,141	224,102
Allowance for loans to specific foreign borrowers	5,419	(3,783)	(853)	9,202	6,272

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Special internal reserves	5,483	(1,799)	(651)	7,283	6,135
Allowance for bad debts	613	(313)	(186)	926	799

4.	Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (I)	801,804	(241,494)	(30,834)	1,043,299	832,638
Risk-monitored loans (II)	1,544,591	(368,448)	91,066	1,913,039	1,453,524
Coverage ratio (I)/(II)	51.91%	(2.62)%	(5.37)%	54.53%	57.28%

Mitsubishi Tokyo Financial Group, Inc.

5.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking and Trust accounts: Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	107,873	(74,447)	(32,554)	182,320	140,428
Claims under high risk	1,168,029	422,282	626,719	745,746	541,309
Claims under close observation	356,623	(572,604)	(380,727)	929,227	737,350

Total (1)	1,632,526	(224,768)	213,438	1,857,295	1,419,088

Normal claims	48,097,849	1,673,126	1,210,414	46,424,722	46,887,434

6.	Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts: Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	1,173,369	(220,448)	179,696	1,393,817	993,672
Allowance for loan losses	431,934	(29,973)	111,574	461,908	320,359
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	741,434	(190,474)	68,122	931,909	673,312
Secured coverage ratio (2)/(1)	71.87%	(3.17)%	1.85%	75.04%	70.02%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts: Total of the 2 Banks]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] /(A)
Claims to bankrupt and substantially bankrupt debtors	107,873 [140,428	]	11,926 [15,770	]	— —	95,947 [124,654	]	100.00 [99.97	% ]%	100.00 [99.99	% ]%
Claims under high risk	1,168,029 [541,309	]	376,083 [165,737	]	— —	441,134 [286,271	]	51.73 [64.98	% ]%	69.96 [83.50	% ]%
Claims under close observation	356,623 [737,350	]	43,924 [138,852	]	— —	204,352 [262,386	]	28.84 [29.23	% ]%	69.61 [54.41	% ]%
Sub total (1)	1,632,526 [1,419,088	]	431,934 [320,359	]	— —	741,434 [673,312	]	48.47 [42.95	% ]%	71.87 [70.02	% ]%
Normal claims	48,097,849 [46,887,434	]

Total (2)	49,730,375 [48,306,522	]

Sub total (1) / Total (2)	3.28 [2.93	% ]%

Note: The upper figures are as of September 30, 2004. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

7.	Progress in the Disposal of Problem Assets [Banking and Trust accounts: Total of the 2 Banks]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) –(a)
Claims to bankrupt and substantially bankrupt debtors	513.6	280.6	274.1	213.9	253.7	68.7	34.9	23.0	11.4		(11.5)
Claims under high risk	1,580.2	1,400.4	1,141.3	840.1	378.5	37.4	33.2	8.7	7.7		(1.0)

Total	2,093.8	1,681.0	1,415.4	1,054.1	632.2	106.2	68.2	31.8	19.1	(A)	(12.6	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	8.3
Other	3.9
Collection of claims	3.9
Improvements in financial status	—

Total	12.6	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	4.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.6
Entrust through the managed trust method to the Resolution and Collection Corporation	0.6

Total	8.8

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004(b)		(b) –(a)
Claims to bankrupt and substantially bankrupt debtors	117.9	103.8	99.2	46.9	28.6	27.1	17.6	15.4		(2.1)
Claims under high risk	769.0	693.0	538.9	346.0	79.4	55.7	30.9	25.6		(5.2)

Total	887.0	796.8	638.1	393.0	108.0	82.8	48.5	41.1	(C)	(7.3	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.9
Charge-off	0.7
Other	5.6
Collection of claims	2.6
Improvements in financial status	2.9

Total	7.3	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	1.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	13.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	15.3

Mitsubishi Tokyo Financial Group, Inc.

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	30.2	42.1	27.9	19.3	12.3	7.3	6.1		(1.1)
Claims under high risk	337.1	170.3	101.6	53.7	31.7	19.4	14.9		(4.4)

Total	367.3	212.5	129.6	73.0	44.0	26.8	21.1	(E)	(5.6	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.2
Charge-off	0.4
Other	3.9
Collection of claims	2.5
Improvements in financial status	1.4

Total	5.6	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.2

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	63.6	44.4	22.3	17.1	6.8	6.0		(0.7)
Claims under high risk	384.0	190.9	113.7	55.2	32.0	26.3		(5.6)

Total	447.7	235.3	136.0	72.3	38.9	32.4	(G)	(6.4	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.4
Other	5.6
Collection of claims	2.2
Improvements in financial status	3.3

Total	6.4	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.9
Quasi-legal liquidation	0.2
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.2

Mitsubishi Tokyo Financial Group, Inc.

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	28.9	35.2	30.1	20.4	15.0		(5.3)
Claims under high risk	369.4	179.5	98.5	58.5	44.9		(13.6)

Total	398.4	214.7	128.7	78.9	60.0	(I)	(18.9	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	1.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.8
Charge-off	0.8
Other	13.1
Collection of claims	5.9
Improvements in financial status	7.1

Total	18.9	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	9.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	13.4

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	52.1	46.0	41.2	35.5		(5.6)
Claims under high risk	567.4	320.5	177.4	71.1		(106.2)

Total	619.6	366.5	218.6	106.7	(K)	(111.8	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.4
Re-constructive disposition	(0.0)
Improvements in financial status due to re-constructive disposition	23.7
Loan sales to secondary market	2.0
Charge-off	2.2
Other	83.5
Collection of claims	27.0
Improvements in financial status	56.5

Total	111.8	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	6.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	8.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	14.4

Mitsubishi Tokyo Financial Group, Inc.

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.4	9.1	6.0		(3.1)
Claims under high risk	150.7	94.1	60.8		(33.3)

Total	165.1	103.3	66.9	(M)	(36.4	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.2
Charge-off	2.8
Other	30.5
Collection of claims	15.0
Improvements in financial status	15.5

Total	36.4	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	1.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.9

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.7	6.9		(7.7)
Claims under high risk	120.0	59.5		(60.5)

Total	134.7	66.4	(O)	(68.3	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	1.2
Re-constructive disposition	5.4
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	19.3
Charge-off	2.7
Other	39.5
Collection of claims	32.7
Improvements in financial status	6.7

Total	68.3	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.7

Mitsubishi Tokyo Financial Group, Inc.

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004
Claims to bankrupt and substantially bankrupt debtors	5.0
Claims under high risk	856.7

Total	861.8	(Q)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.9

(10)	Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	513.6	398.6	408.1	419.0	402.1	226.4	182.3	140.4	107.8	(32.5)
Claims under high risk	1,580.2	2,169.5	2,171.4	1,933.5	1,386.6	1,031.3	745.7	541.3	1,168.0	626.7

Total	2,093.8	2,568.1	2,579.6	2,352.6	1,788.7	1,257.8	928.0	681.7	1,275.9	594.1

Mitsubishi Tokyo Financial Group, Inc.

8.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	40,121,843	2,205,807	1,159,980	37,916,036	38,961,862
Manufacturing	5,187,273	(175,136)	(116,939)	5,362,409	5,304,212
Agriculture	11,663	(2,450)	(697)	14,113	12,360
Forestry	4,784	(447)	(103)	5,231	4,887
Fishery	28,825	755	314	28,070	28,511
Mining	33,227	(7,424)	(1,558)	40,651	34,785
Construction	933,027	(195,473)	(35,428)	1,128,500	968,455
Utilities	371,904	(18,061)	(11,300)	389,965	383,204
Media and Communication	1,353,290	(137,493)	(104,621)	1,490,783	1,457,911
Wholesale and Retail	4,437,568	(405,330)	(143,174)	4,842,898	4,580,742
Banks and other financial institutions	5,094,164	1,002,299	880,243	4,091,865	4,213,921
Real estate	4,605,982	138,830	88,473	4,467,152	4,517,509
Services	4,517,182	(578,003)	(80,469)	5,095,185	4,597,651
Municipal government	483,159	(123,190)	(127,597)	606,349	610,756
Other industries	13,059,787	2,706,929	812,840	10,352,857	12,246,946

Overseas offices and loans booked at offshore markets	4,526,958	(295,068)	98,991	4,822,026	4,427,966

Total	44,648,801	1,910,738	1,258,972	42,738,063	43,389,829

(2) Domestic consumer loans [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	8,330,435	323,503	213,100	8,006,932	8,117,335
Housing loans	7,894,458	380,030	238,979	7,514,428	7,655,479
Others	435,977	(56,526)	(25,878)	492,503	461,855

(3) Domestic loans to small and medium-sized companies [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	20,472,628	277,947	372,254	20,194,680	20,100,373
Percentage to total domestic loans	51.02%	(2.23)%	(0.56)%	53.26%	51.58%

Mitsubishi Tokyo Financial Group, Inc.

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	651,019	(244,575)	(84,853)	895,594	735,872
Manufacturing	34,053	(15,372)	(6,132)	49,425	40,185
Agriculture	—	—	—	—	—
Forestry	19	(7)	(3)	26	22
Fishery	1,064	(161)	(64)	1,225	1,128
Mining	34	(43)	(27)	77	61
Construction	2,010	(3,463)	(234)	5,473	2,244
Utilities	79,905	(37,566)	(13,560)	117,471	93,465
Media and Communication	61,603	(45,466)	(14,384)	107,069	75,987
Wholesale and Retail	6,825	(3,847)	(1,533)	10,672	8,358
Banks and other financial institutions	42,296	(57,931)	(19,930)	100,227	62,226
Real estate	60,850	(10,425)	(4,220)	71,275	65,070
Services	24,635	(22,020)	(1,707)	46,655	26,342
Municipal government	34,777	(2,046)	(973)	36,823	35,750
Other industries	302,941	(46,227)	(22,085)	349,168	325,026

Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	651,019	(244,575)	(84,853)	895,594	735,872

(5) Domestic consumer loans [Trust accounts]
	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	212,215	(34,778)	(15,874)	246,994	228,089
Housing loans	210,004	(34,045)	(15,553)	244,050	225,558
Others	2,210	(733)	(320)	2,943	2,530

(6) Domestic loans to small and medium-sized companies [Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	423,058	(118,301)	(49,389)	541,359	472,447
Percentage to total domestic loans	64.98%	4.53%	0.78%	60.44%	64.20%

Mitsubishi Tokyo Financial Group, Inc.

9.	Foreign Loans

(1)	Loans to specific foreign borrowers [Total of the 2 Banks]

	(in millions of yen except number of countries)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loan to specific foreign borrowers	36,540	(10,924)	(1,101)	47,464	37,641
Number of countries	7	(3)	(4)	10	11

(2)	Loans to Asian countries [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Thailand	218,968	22,317	27,881	196,650	191,087
Indonesia	128,783	16,847	14,339	111,935	114,444
Malaysia	86,644	(26,353)	(1,198)	112,998	87,843
Philippines	56,194	(5,309)	(2,359)	61,504	58,554
South Korea	135,987	(37,248)	(24,525)	173,235	160,512
Singapore	247,730	25,377	(7,311)	222,352	255,041
Hong Kong	364,556	(14,768)	2,132	379,324	362,423
China	279,310	80,173	60,163	199,137	219,147
Taiwan	53,662	10,004	3,697	43,658	49,964
Others	46,611	6,340	4,923	40,270	41,687

Total	1,618,449	77,381	77,742	1,541,068	1,540,707

(3) Loans to Latin American countries [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Argentina	8,716	(16,700)	(11,308)	25,416	20,024
Brazil	37,500	(31,686)	(8,817)	69,186	46,317
Mexico	73,208	(13,973)	7,508	87,182	65,700
Caribbean countries	399,750	35,061	44,713	364,688	355,036
Others	75,073	(27,559)	(9,738)	102,633	84,812

Total	594,249	(54,858)	22,356	649,108	571,893

Mitsubishi Tokyo Financial Group, Inc.

10.	Loans and Deposits [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	62,817,395	1,908,003	153,248	60,909,391	62,664,147
Deposits (average balance)	62,076,676	2,204,808	1,823,169	59,871,867	60,253,507
Loans (ending balance)	44,648,801	1,910,738	1,258,972	42,738,063	43,389,829
Loans (average balance)	43,535,747	953,475	523,112	42,582,272	43,012,635

11.	Domestic Deposits [Total of the 2 Banks]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Individuals	33,801,755	835,154	399,390	32,966,600	33,402,365
Corporations and others	20,396,497	(514,359)	(178,651)	20,910,857	20,575,149
Domestic deposits	54,198,253	320,795	220,738	53,877,458	53,977,514

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12.	Number of Employees [Total of the 2 Banks]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) - (B)	(A) - (C)
Number of employees	20,201	(953)	(122)	21,154	20,323

13.	Number of Offices [Total of the 2 Banks]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic:	313	(10)	(2)	323	315
Head office and Branches	291	(11)	(5)	302	296
Sub-branches & Agencies	22	1	3	21	19
Overseas:	81	—	—	81	81
Branches	47	—	(1)	47	48
Sub-branches	15	1	1	14	14
Representative offices	19	(1)	—	20	19

Total	394	(10)	(2)	404	396

Mitsubishi Tokyo Financial Group, Inc.

14.	Status of Deferred Tax Assets

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

(Total of the two banks)

		(in billions of yen)
		Sep. 30, 2004
			vs. Mar. 31, 2004
1	Deferred Tax Assets	1,020.5	(96.6)
2	Allowance for loan losses	356.4	2.5
3	Write down of investment securities	104.1	4.5
4	Net operating loss carryforwards	561.4	(101.3)
5	Reserve for employees’ retirement benefits	39.4	3.5
6	Unrealized losses on securities available for sale	—	—
7	Other	53.4	(1.9)
8	Valuation allowance	(94.4)	(4.0)
9	Deferred tax liabilities	308.8	(95.4)
10	Gains on placing trust for retirement benefits	7.3	—
11	Unrealized gains on securities available for sale	295.6	(91.7)
12	Other	5.8	(3.6)
13	Net Deferred Tax Assets	711.7	(1.2)

	(Consolidated)
14	Net Deferred Tax Assets	653.9	(1.5)

(2)	Balance of Net Deferred Tax Assets and % of Tier I Capital

(3)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Years)

(Total of the two banks)

		(in billions of yen)
		Interim FY 2004
15	Net business profits before credit costs	320.6
16	Credit related costs	50.1
17	Income before income taxes	240.6
18	Reconciliation to taxable income	3.1
19	Taxable income	243.8

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

(Total of the two banks)

		(in billions of yen)
		FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
20	Net business profits before credit costs	578.6	552.0	619.5	689.9	654.8
21	Credit related costs	652.4	730.5	666.3	485.9	(105.7)
22	Income before income taxes	409.4	(199.0)	(359.3)	(485.2)	719.0
23	Reconciliation to taxable income	(76.3)	304.4	142.0	(1,021.4)	(443.9)
24	Taxable income	333.1	105.3	(217.2)	(1,506.7)	275.0

(5) Comparison with Past Fiscal Years

Mitsubishi Tokyo Financial Group, Inc.

(6)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No. 66

Although we recorded taxable income for the six months ended September 30, 2004, we are classified as “4” described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

(7)	Extraordinary Factors Such as Changes in Laws and Regulations

Our net operating loss carryforwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(8)	Realizability of Deferred Tax Assets at September 30, 2004 (Assumptions)

		(in billions of yen)
		Five year total (2004 2nd half to 2009 1st half)
1	Net business profits (based on our business plan) (*1)	4,940.0
2	Net business profits (basis of realizability determination) (*2)	3,990.0
3	Income before income taxes (basis of realizability determination)	3,250.0
4	Taxable income before adjustments (basis of realizability determination) (*3)	3,680.0
5	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	2,508.0
6	Deferred tax assets at September 30, 2004 (*4)	1,023.0

(*1)	Total of the two banks, before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Line“5” multiplied by effective tax rate (consolidated corporate-tax basis)

(Reference) Assumptions for Business Plan

	FY 2004 2nd half	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009 1st half
S/T interest rate (3 m/s TIBOR)	0.08%	0.13%	0.50%	0.57%	0.88%	1.12%
L/T interest rate (10 year JGB)	1.78%	1.90%	2.30%	2.03%	2.58%	2.95%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

15.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Consolidated]

		(in millions of yen)
		As of September 30, 2004
Projected benefits obligation at beginning of the period	(A-B+C-D+E+H+K)	999,538
Discount rate:
Domestic subsidiaries 1.1% to 2.2%, Overseas subsidiaries 5.4% to 6.25%
Fair value of plan assets at beginning of the period	(A)	960,295
Prepaid pension cost at beginning of the period	(B)	189,588
Reserve for employees’ retirement benefits at beginning of the period	(C)	35,095
Unrecognized plan assets at beginning of the period	(D)	57,822
Unrecognized net obligation by the change of accounting policy at beginning of the period	(E)	16,330
Amortization for the current period (Amortized period mainly 5 years)	(F)	8,164
Unrecognized net obligation at end of the interim period	(G)	8,166
Unrecognized prior service cost at beginning of the period	(H)	(37,750)
Amortization for the current period (Amortized period mainly 10 years)	(I)	(2,097)
Unrecognized prior service cost at end of the interim period	(J)	(35,653)
Unrecognized net actuarial loss at beginning of the period	(K)	272,977
Amortization for the current period (Amortized period mainly 10 years)	(L)	15,470
Unrecognized net actuarial loss at end of the interim period	(M)	257,506

Net amount unrecognized at beginning of the period	(N)(E+H+K)	251,557
Net amount amortized during the interim period	(O)(F+I+L)	21,537
Net amount unrecognized at end of the interim period	(P)(N-O)	230,020

Note Discount rate : The Bank of Tokyo-Mitsubishi, Ltd. 2.1%, The Mitsubishi Trust and Banking Corporation 2.2%.

(2)	Net periodic pension cost

[Consolidated]

(in millions of yen)
For the six months ended September 30, 2004
Net periodic cost of the employees’ retirement benefits	32,242
Service cost	13,836
Interest cost	12,939
Expected return on plan assets	(20,883)
Amortization of net obligation by the change of accounting policy	8,164
Amortization of prior service cost	(2,097)
Amortization of net actuarial loss	15,470
Other	4,811

Mitsubishi Tokyo Financial Group, Inc.

16.	Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	2,450.0	1,258.1
Ordinary profit	640.0	310.3
Net income	340.0	171.6

[Non-Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Operating income	227.0	187.9
Ordinary profit	206.0	183.2
Net income	206.0	183.2

Selected Interim Financial Information

under Japanese GAAP

For the Fiscal Year Ending March 31, 2005

The Bank of Tokyo-Mitsubishi, Ltd.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

[Contents]

1	Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

1. Consolidated Balance Sheets		21
2. Consolidated Statements of Operations		22
3. Consolidated Statements of Capital Surplus and Retained Earnings		23
4. Non-Consolidated Balance Sheets		24
5. Non-Consolidated Statements of Operations		25
6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		26
	[Consolidated]
7. Financial Results	[Consolidated], [Non-Consolidated]	27
8. Average Interest Rate Spread	[Non-Consolidated]	29
9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	29
10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	30

2	Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	31
2. Classification of Risk-Monitored Loans	[Consolidated]	32
3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated]	33
4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	33
5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated]	34
6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated]	34
7. Progress in the Disposal of Problem Assets	[Non-Consolidated]	35
8. Classification of Loans by Type of Industry	[Non-Consolidated]	40
9. Loans and Deposits	[Non-Consolidated]	41
10. Domestic Deposits	[Non-Consolidated]	41
11. Number of Employees	[Non-Consolidated]	41
12. Number of Offices	[Non-Consolidated]	41
13. Status of Deferred Tax Assets	[Non-Consolidated]	42
14. Employees’ Retirement Benefits	[Non-Consolidated]	43
15. Earning Projections for the Fiscal Year Ending March 31, 2005	[Consolidated], [Non-Consolidated]	44

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2004 (C)	Increase/ (Decrease)
	2004 (A)	2003 (B)
(in millions of yen)			(A) – (B)		(A) - (C)
Assets:
Cash and due from banks	7,144,855	9,157,554	(2,012,698)	5,840,013	1,304,842
Call loans and bills bought	405,014	947,232	(542,218)	953,941	(548,926)
Receivables under resale agreements	974,535	580,316	394,219	1,409,963	(435,427)
Receivables under securities borrowing transactions	3,902,533	4,633,877	(731,344)	4,603,993	(701,460)
Commercial paper and other debt purchased	1,570,449	1,144,590	425,858	1,297,241	273,208
Trading assets	7,309,032	6,093,002	1,216,029	6,296,997	1,012,034
Money held in trust	445,055	460,078	(15,022)	462,424	(17,368)
Investment securities	26,056,540	16,256,667	9,799,872	20,960,352	5,096,188
Allowance for losses on investment securities	(1,242)	(2,856)	1,614	(1,923)	680
Loans and bills discounted	39,469,702	37,933,075	1,536,626	38,017,560	1,452,142
Foreign exchanges	645,833	577,097	68,736	553,711	92,121
Other assets	2,416,794	3,331,415	(914,620)	2,450,786	(33,991)
Premises and equipment	698,431	764,385	(65,953)	721,219	(22,787)
Deferred tax assets	502,273	780,828	(278,554)	517,036	(14,762)
Customers’ liabilities for acceptances and guarantees	4,374,092	4,501,685	(127,593)	4,233,353	140,738
Allowance for loan losses	(609,129)	(774,485)	165,356	(630,054)	20,924

Total assets	95,304,773	86,384,465	8,920,308	87,686,618	7,618,155

Liabilities:
Deposits	56,961,748	54,991,383	1,970,364	55,910,135	1,051,612
Negotiable certificates of deposit	2,582,587	2,681,475	(98,888)	1,528,477	1,054,109
Debentures	30,752	517,498	(486,746)	265,957	(235,204)
Call money and bills sold	8,442,561	3,979,533	4,463,028	5,993,188	2,449,373
Payables under repurchase agreements	4,528,883	3,225,214	1,303,668	2,812,279	1,716,603
Payables under securities lending transactions	3,001,833	2,480,041	521,792	1,571,280	1,430,553
Commercial paper	308,479	295,989	12,490	241,006	67,472
Trading liabilities	2,871,997	1,550,401	1,321,596	2,751,586	120,411
Borrowed money	1,105,351	1,255,183	(149,832)	1,153,916	(48,564)
Foreign exchanges	1,130,384	903,761	226,622	1,068,413	61,970
Short-term corporate bonds	297,600	213,500	84,100	300,200	(2,600)
Bonds and notes	3,417,282	3,441,293	(24,011)	3,350,710	66,571
Bonds with warrants	49,165	50,528	(1,363)	50,000	(835)
Other liabilities	2,427,182	2,843,206	(416,023)	2,612,359	(185,177)
Reserve for employees’ bonuses	15,848	13,340	2,507	13,050	2,797
Reserve for employees’ retirement benefits	35,075	29,084	5,990	32,140	2,935
Reserve for expenses related to EXPO 2005 Japan	131	64	66	97	33
Reserves under special laws	1,305	1,049	256	1,160	144
Deferred tax liabilities	65,440	65,586	(146)	56,137	9,302
Deferred tax liabilities on land revaluation excess	125,597	126,697	(1,099)	130,408	(4,810)
Acceptances and guarantees	4,374,092	4,501,685	(127,593)	4,233,353	140,738

Total liabilities	91,773,299	83,166,517	8,606,782	84,075,860	7,697,438

Minority interest	370,234	348,976	21,258	357,087	13,146

Shareholder’s equity:
Capital stock	871,973	871,973	—	871,973	—
Capital surplus	681,928	681,928	—	681,928	—
Retained earnings	1,241,837	1,075,158	166,678	1,256,278	(14,440)
Land revaluation excess	160,611	186,667	(26,055)	167,631	(7,019)
Unrealized gains on securities available for sale	310,963	109,159	201,804	383,572	(72,609)
Foreign currency translation adjustments	(106,074)	(55,914)	(50,159)	(107,713)	1,639

Total shareholder’s equity	3,161,239	2,868,971	292,268	3,253,670	(92,430)

Total liabilities, minority interest and shareholder’s equity	95,304,773	86,384,465	8,920,308	87,686,618	7,618,155

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)	(A) – (B)
Ordinary income:
Interest income:	562,543	603,955	(41,412)	1,128,672
Interest on loans and discounts	363,263	402,930	(39,666)	768,626
Interest and dividends on securities	103,260	92,911	10,348	182,125
Trust fees	8,571	8,622	(50)	15,974
Fees and commissions	238,910	207,171	31,739	427,748
Trading profits	46,871	75,464	(28,593)	133,520
Other business income	85,036	124,903	(39,866)	193,403
Other ordinary income	77,454	63,680	13,773	145,941

Total ordinary income	1,019,388	1,083,798	(64,409)	2,045,260

Ordinary expenses:
Interest expense:	152,366	180,704	(28,338)	312,949
Interest on deposits	73,005	70,975	2,029	134,327
Interest on debentures	348	2,312	(1,964)	4,035
Fees and commissions	25,743	31,144	(5,401)	52,843
Trading losses	1,403	5,389	(3,986)	—
Other business expenses	39,788	81,745	(41,957)	112,499
General and administrative expenses	437,119	426,162	10,956	857,740
Other ordinary expenses	114,681	152,464	(37,782)	262,701

Total ordinary expenses	771,102	877,612	(106,509)	1,598,735

Ordinary profit	248,286	206,186	42,099	446,524

Special gains	18,219	239,472	(221,252)	326,824
Special losses	7,841	10,304	(2,463)	29,874

Income before income taxes and others	258,664	435,354	(176,689)	743,474

Income taxes-current	26,234	44,584	(18,350)	77,438
Income taxes-deferred	73,535	130,817	(57,282)	190,905
Minority interest	22,373	23,332	(958)	45,846

Net income	136,521	236,619	(100,097)	429,283

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2004
(in millions of yen)	2004(A)	2003(B)	(A) – (B)
Balance of capital surplus at beginning of fiscal year	681,928	681,928	—	681,928

Balance of capital surplus at end of (interim) fiscal year	681,928	681,928	—	681,928

Balance of retained earnings at beginning of fiscal year	1,256,278	858,177	398,100	858,177
Increase:	143,541	247,441	(103,900)	446,977
Net income	136,521	236,619	(100,097)	429,283
Reduction in land revaluation excess	7,020	10,822	(3,802)	17,694
Decrease:	(157,982)	(30,460)	(127,521)	(48,877)
Cash dividends	(157,907)	(30,457)	(127,449)	(48,873)
Bonuses to directors of consolidated subsidiaries	(75)	(3)	(71)	(3)

Balance of retained earnings at end of (interim) fiscal year	1,241,837	1,075,158	166,678	1,256,278

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease)	As of March 31, 2004 (C)	Increase/ (Decrease)
(in millions of yen)	2004 (A)	2003 (B)	(A) – (B)		(A) – (C)
Assets:
Cash and due from banks	6,733,032	8,646,356	(1,913,323)	5,418,791	1,314,241
Call loans	264,826	787,828	(523,002)	838,128	(573,302)
Receivables under resale agreements	141,199	57,964	83,235	458,662	(317,462)
Receivables under securities borrowing transactions	2,270,074	3,103,441	(833,366)	2,757,662	(487,587)
Commercial paper and other debt purchased	528,302	286,902	241,399	457,187	71,115
Trading assets	3,836,123	4,456,764	(620,640)	4,204,602	(368,478)
Money held in trust	398,980	407,977	(8,996)	414,457	(15,476)
Investment securities	25,876,278	16,038,996	9,837,282	20,766,910	5,109,368
Allowance for losses on investment securities	(1,242)	(2,856)	1,614	(1,923)	680
Loans and bills discounted	36,001,958	34,260,461	1,741,496	34,816,640	1,185,317
Foreign exchanges	648,426	584,631	63,795	557,677	90,749
Other assets	1,417,170	2,487,755	(1,070,584)	1,731,951	(314,780)
Premises and equipment	562,409	612,419	(50,009)	580,409	(17,999)
Deferred tax assets	502,196	786,838	(284,642)	527,692	(25,496)
Customers’ liabilities for acceptances and guarantees	3,551,691	3,708,476	(156,784)	3,377,138	174,552
Allowance for loan losses	(455,266)	(579,522)	124,256	(468,577)	13,311

Total assets	82,276,162	75,644,432	6,631,729	76,437,410	5,838,752

Liabilities:
Deposits	52,351,389	50,397,958	1,953,430	51,819,415	531,973
Negotiable certificates of deposit	2,673,131	2,766,399	(93,267)	1,626,476	1,046,655
Debentures	30,752	517,498	(486,746)	265,957	(235,204)
Call money	2,096,530	1,669,275	427,254	2,456,412	(359,882)
Payables under repurchase agreements	3,560,445	2,564,436	996,008	1,818,440	1,742,005
Payables under securities lending transactions	806,530	1,014,511	(207,981)	386,061	420,469
Bills sold	5,829,000	2,113,200	3,715,800	3,247,400	2,581,600
Trading liabilities	770,563	921,379	(150,815)	800,207	(29,643)
Borrowed money	1,303,162	1,592,983	(289,821)	1,344,764	(41,602)
Foreign exchanges	1,131,446	905,401	226,044	1,068,964	62,481
Short-term corporate bonds	297,600	213,500	84,100	300,200	(2,600)
Bonds and notes	2,567,860	2,438,260	129,600	2,567,140	720
Other liabilities	2,130,354	1,918,821	211,533	2,066,730	63,623
Reserve for employees’ bonuses	7,476	6,515	960	6,053	1,422
Reserve for employees’ retirement benefits	16,448	9,914	6,533	13,272	3,175
Reserve for financial assistance to specific borrowers	—	1,371	(1,371)	—	—
Reserve for expenses related to EXPO 2005 Japan	131	64	66	97	33
Reserves under special laws	31	31	—	31	—
Deferred tax liabilities on land revaluation excess	125,597	126,697	(1,099)	130,408	(4,810)
Acceptances and guarantees	3,551,691	3,708,476	(156,784)	3,377,138	174,552

Total liabilities	79,250,142	72,886,696	6,363,445	73,295,173	5,954,968

Shareholder’s equity:
Capital stock	871,973	871,973	—	871,973	—
Capital surplus	681,928	681,928	—	681,928	—
Capital reserve	681,928	681,928	—	681,928	—
Retained earnings	998,836	923,101	75,734	1,041,547	(42,710)
Revenue reserve	190,044	190,044	—	190,044	—
Voluntary reserves	664,890	475,701	189,188	475,701	189,188
Unappropriated profit	143,901	257,355	(113,453)	375,801	(231,899)
Net income	108,176	229,764	(121,587)	359,754	(251,578)
Land revaluation excess	160,684	186,740	(26,056)	167,704	(7,020)
Unrealized gains on securities available for sale	312,597	93,992	218,605	379,082	(66,485)

Total shareholder’s equity	3,026,020	2,757,736	268,284	3,142,236	(116,216)

Total liabilities and shareholder’s equity	82,276,162	75,644,432	6,631,729	76,437,410	5,838,752

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)	(A) – (B)
Ordinary income:
Interest income:	441,852	457,325	(15,472)	887,752
Interest on loans and discounts	277,893	288,121	(10,228)	569,937
Interest and dividends on securities	97,848	89,064	8,784	182,201
Fees and commissions	116,652	97,727	18,925	205,938
Trading profits	30,934	33,116	(2,182)	57,961
Other business income	92,045	128,722	(36,677)	205,278
Other ordinary income	46,969	59,892	(12,923)	114,075

Total ordinary income	728,455	776,784	(48,329)	1,471,005

Ordinary expenses:
Interest expense:	127,890	138,823	(10,932)	255,402
Interest on deposits	65,064	55,706	9,357	110,763
Interest on debentures	348	2,312	(1,964)	4,035
Fees and commissions	24,067	24,369	(302)	52,541
Trading losses	1,675	4,920	(3,245)	3,221
Other business expenses	57,696	82,393	(24,696)	122,362
General and administrative expenses	254,026	256,642	(2,615)	505,343
Other ordinary expenses	92,030	120,635	(28,604)	241,912

Total ordinary expenses	557,386	627,783	(70,397)	1,180,784

Ordinary profit	171,068	149,001	22,067	290,221

Special gains	11,322	246,160	(234,838)	325,586
Special losses	6,237	9,171	(2,933)	28,088

Income before income taxes and others	176,152	385,990	(209,838)	587,719

Income taxes-current	1,791	27,861	(26,070)	44,462
Income taxes-deferred	66,185	128,365	(62,180)	183,503

Net income	108,176	229,764	(121,587)	359,754

Unappropriated retained earnings brought forward	28,705	16,769	11,936	16,769
Reduction in land revaluation excess	7,020	10,822	(3,802)	17,694
Interim dividends	—	—	—	18,416
Unappropriated retained earnings	143,901	257,355	(113,453)	375,801

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of September 30, 2004
	Notional principal or contract amount	Market value
Interest rate futures	5,839.2	(1.2)
Interest rate swaps	23,769.1	96.4
Currency swaps	3,336.2	(20.8)
Other interest rate-related transactions	797.3	3.1
Others	0.8	(0.0)

Total		77.5

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	5,251.5	10,699.5	1,218.3	17,169.3
Receive-floater/pay-fix	3,173.6	1,977.9	1,438.1	6,589.7
Receive-floater/pay-floater	—	10.0	—	10.0
Total	8,425.1	12,687.4	2,656.4	23,769.1

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of September 30, 2004
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) – (B)
Interest rate futures	10.5	11.0	(0.5)
Interest rate swaps	206.7	184.9	21.8
Currency swaps	22.0	20.2	1.8
Other interest rate-related transactions	1.2	0.1	1.1
Others	2.3	2.4	(0.1)
Total	242.9	218.8	24.1

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2004 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	722,151	723,537	1,385
Net interest income	424,269	411,081	(13,187)
Trust fees	8,622	8,571	(50)
Net fees and commissions	176,026	213,167	37,140
Net trading profits	70,074	45,467	(24,607)
Net other business income	43,157	45,248	2,090
Net gains (losses) on debt securities	(16,876)	22,944	39,821
General and administrative expenses	401,872	420,693	18,821
Net business profits before provision for formula allowance for loan losses	320,278	302,843	(17,435)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	320,278	302,843	(17,435)
Net non-recurring losses	(114,092)	(54,557)	59,535
Credit related costs (2)	(84,402)	(51,005)	33,397
Losses on loan charge-offs	(46,957)	(26,890)	20,067
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(14,020)	(852)	13,168
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(23,424)	(23,263)	161
Net gains (losses) on equity securities	(11,282)	560	11,842
Gains on sales of equity securities	30,464	37,991	7,527
Losses on sales of equity securities	(40,107)	(13,679)	26,428
Losses on write down of equity securities	(1,638)	(23,751)	(22,112)
Equity in profit (loss) of affiliates	(771)	943	1,714
Other	(17,635)	(5,055)	12,580

Ordinary profit	206,186	248,286	42,099

Net special gains	229,167	10,378	(218,789)
Gains on loans charged-off(3)	12,535	8,425	(4,110)
Reversal of allowance for loan losses (4)	166,175	6,849	(159,325)
Losses on impairment of fixed assets	—	(3,825)	(3,825)
Income before income taxes and others	435,354	258,664	(176,689)
Income taxes-current	44,584	26,234	(18,350)
Income taxes-deferred	130,817	73,535	(57,282)
Minority interest	23,332	22,373	(958)

Net income	236,619	136,521	(100,097)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities’ gross profits — Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for formula allowance for loan losses — Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	81,772	(44,156)	(125,928)
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	94,307	(35,730)	(130,038)
Number of consolidated subsidiaries	144	132	(12)
Number of affiliated companies accounted for by the equity method	23	23	—

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Increase/ (Decrease)
			(B) – (A)
Gross profits	467,403	471,059	3,655
Domestic gross profits	222,433	290,999	68,565
Net interest income	208,647	217,119	8,472
Net fees and commissions	43,472	60,809	17,337
Net trading profits	1,782	(1,271)	(3,053)
Net other business income	(31,469)	14,340	45,809
Net gains (losses) on debt securities	(22,995)	17,385	40,380
Non-domestic gross profits	244,969	180,060	(64,909)
Net interest income	110,872	97,746	(13,126)
Net fees and commissions	29,884	31,775	1,890
Net trading profits	26,413	30,529	4,116
Net other business income	77,799	20,008	(57,790)
Net gains on debt securities	4,903	5,798	894
General and administrative expenses	232,351	237,600	5,248
Personnel expenses	89,505	89,256	(248)
Non-personnel expenses	130,279	135,867	5,587
Taxes	12,566	12,475	(90)
Net business profits before provision for formula allowance for loan losses	235,051	233,459	(1,592)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	235,051	233,459	(1,592)
Net non-recurring losses	(86,050)	(62,390)	23,660
Credit related costs (2)	(61,972)	(41,746)	20,225
Losses on loan charge-offs	(23,696)	(17,631)	6,064
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(13,655)	(852)	12,802
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(24,621)	(23,263)	1,358
Net gains (losses) on equity securities	5,930	(1,158)	(7,089)
Gains on sales of equity securities	50,030	36,154	(13,876)
Losses on sales of equity securities	(40,127)	(13,621)	26,505
Losses on write down of equity securities	(3,972)	(23,691)	(19,719)
Others	(30,009)	(19,484)	10,524

Ordinary profit	149,001	171,068	22,067

Net special gains	236,989	5,084	(231,905)
Gains on loans charged-off (3)	12,790	5,688	(7,102)
Reversal of allowance for loan losses (4)	172,744	3,561	(169,183)
Losses on impairment of fixed assets	—	(2,657)	(2,657)
Income before income taxes	385,990	176,152	(209,838)
Income taxes-current	27,861	1,791	(26,070)
Income taxes-deferred	128,365	66,185	(62,180)

Net income	229,764	108,176	(121,587)

Total credit costs (1)+(2)+(4)	110,772	(38,185)	(148,957)

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	123,562	(32,497)	(156,059)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease)
	2004(A)	2003(B)	(A) – (B)
Total average interest rate on interest-earning assets (a)	1.36	1.55	(0.19)
Average interest rate on Loans and bills discounted	1.58	1.67	(0.08)
Average interest rate on Investment securities	0.82	0.94	(0.12)

Total average interest rate on interest-bearing liabilities (b)	1.05	1.17	(0.12)

Average interest rate on Deposits, NCD and Debentures	0.25	0.23	0.02
Average interest rate on external liabilities	0.46	0.98	(0.51)

Total average interest rate spread (a)-(b)	0.30	0.37	(0.07)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.98	1.09	(0.10)
Average interest rate on Loans and bills discounted	1.38	1.46	(0.07)
Average interest rate on Investment securities	0.43	0.45	(0.02)

Total average interest rate on interest-bearing liabilities (b)	0.72	0.81	(0.09)

Average interest rate on Deposits, NCD and Debentures	0.03	0.03	(0.00)
Average interest rate on external liabilities	0.28	0.73	(0.44)

Total average interest rate spread (a)-(b)	0.26	0.28	(0.01)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	9,331	7,377	7,357	9,332	0	1,954	1,955	0	1,974	3,197	1,223
Securities available for sale	518,369	333,687	(131,927)	668,300	149,931	184,682	482,353	297,671	650,296	792,943	142,647
Domestic equity securities	506,020	293,051	(101,523)	590,600	84,579	212,969	409,682	196,713	607,544	693,953	86,409
Domestic bonds	946	50,420	15,954	21,510	20,564	(49,474)	11,793	61,267	(15,007)	21,033	36,041
Other	11,402	(9,785)	(46,358)	56,189	44,787	21,187	60,878	39,690	57,760	77,955	20,195

Total	527,700	341,064	(124,570)	677,633	149,932	186,636	484,308	297,672	652,270	796,141	143,870

Domestic equity securities	506,020	293,051	(101,523)	590,600	84,579	212,969	409,682	196,713	607,544	693,953	86,409
Domestic bonds	8,839	58,314	23,459	29,403	20,564	(49,474)	11,793	61,267	(14,620)	22,638	37,259
Other	12,840	(10,300)	(46,506)	57,629	44,788	23,141	62,833	39,691	59,347	79,548	20,201

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) – (B)	(A) – (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	8,229	8,111	7,546	8,230	0	118	119	0	683	1,903	1,220
Stocks of subsidiaries and affiliates	496,074	104,142	2,565	496,074	—	391,931	391,992	60	493,508	493,517	8
Securities available for sale	526,672	369,126	(111,637)	653,630	126,957	157,546	450,214	292,668	638,310	759,175	120,864
Domestic equity securities	498,363	289,874	(101,526)	582,605	84,242	208,488	404,742	196,253	599,889	674,637	74,747
Domestic bonds	960	50,435	15,998	21,501	20,540	(49,474)	11,792	61,267	(15,038)	21,002	36,041
Other	27,348	28,816	(26,110)	49,523	22,174	(1,467)	33,678	35,146	53,459	63,535	10,075

Total	1,030,976	481,379	(101,525)	1,157,934	126,958	549,596	842,325	292,729	1,132,502	1,254,596	122,094

Domestic equity securities	576,585	296,788	(194,396)	660,827	84,242	279,796	476,061	196,265	770,981	845,729	74,747
Domestic bonds	8,853	58,328	23,504	29,394	20,540	(49,474)	11,792	61,267	(14,651)	22,607	37,258
Other	445,537	126,262	69,365	467,712	22,174	319,275	354,471	35,196	376,171	386,259	10,087

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjustedcapital ratio	10.56%	(1.33)%	(1.41)%	11.89%	11.97%
(2)		Tier 1 capital	3,005.3	123.1	129.3	2,882.2	2,876.0
(3)		Tier 2 capital includable as qualifying capital	2,178.4	(260.5)	(236.8)	2,438.9	2,415.3
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	234.2	150.3	(59.7)	83.9	294.0
	ii)	The amount of land revaluation excess includable as qualifying capital	128.7	(12.2)	(5.3)	140.9	134.0
	iii)	Subordinated debt	1,507.8	(161.6)	(1.2)	1,669.4	1,509.0
(4)		Tier 3 capital includable as qualifying capital	—	(29.9)	(30.0)	29.9	30.0
(5)		Deductions from total qualifying capital	442.7	403.8	401.0	38.8	41.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,741.0	(571.1)	(538.5)	5,312.1	5,279.5
(7)		Risk-adjusted assets	44,893.6	247.4	799.7	44,646.1	44,093.8

[Non-Consolidated]

			(in billions of yen except percentages)
			As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
			(Preliminary basis)	(A) – (B)	(A) – (C)
(1)		Risk-adjusted capital ratio	10.65%	(1.57)%	(1.53)%	12.23%	12.18%
(2)		Tier 1 capital	2,529.7	71.1	92.1	2,458.5	2,437.5
(3)		Tier 2 capital includable as qualifying capital	2,015.5	(213.4)	(216.7)	2,229.0	2,232.3
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	236.9	165.8	(50.3)	71.0	287.3
	ii)	The amount of land revaluation excess includable as qualifying capital	128.8	(12.2)	(5.3)	141.0	134.1
	iii)	Subordinated debt	1,464.7	(156.6)	3.6	1,621.3	1,461.1
(4)		Tier 3 capital includable as qualifying capital	—	(18.7)	(12.4)	18.7	12.4
(5)		Deductions from total qualifying capital	404.3	399.2	399.7	5.0	4.5
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,140.9	(560.3)	(536.7)	4,701.2	4,677.7
(7)		Risk-adjusted assets	38,853.3	416.4	477.9	38,436.9	38,375.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	17,068	(21,051)	(5,616)	38,119	22,684
Past due loans	903,212	217,058	384,103	686,154	519,109
Accruing loans contractually past due 3 months or more	11,886	(5,367)	(374)	17,253	12,260
Restructured loans	248,575	(452,925)	(260,337)	701,501	508,913

Total	1,180,742	(262,286)	117,775	1,443,028	1,062,966

Amount of direct reduction	274,321	(93,642)	(26,288)	367,964	300,610

Loans and bills discounted	39,469,702	1,536,626	1,452,142	37,933,075	38,017,560

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.04%	(0.05)%	(0.01)%	0.10%	0.05%
Past due loans	2.28%	0.47%	0.92%	1.80%	1.36%
Accruing loans contractually past due 3 months or more	0.03%	(0.01)%	(0.00)%	0.04%	0.03%
Restructured loans	0.62%	(1.21)%	(0.70)%	1.84%	1.33%

Total	2.99%	(0.81)%	0.19%	3.80%	2.79%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	11,389	(12,855)	(3,788)	24,244	15,177
Past due loans	849,379	264,538	404,255	584,840	445,124
Accruing loans contractually past due 3 months or more	10,816	(4,937)	(1,018)	15,753	11,835
Restructured loans	247,095	(451,906)	(260,345)	699,002	507,440

Total	1,118,680	(205,160)	139,102	1,323,841	979,578

Amount of direct reduction	229,046	(89,001)	(14,390)	318,047	243,437

Loans and bills discounted	36,001,958	1,741,496	1,185,317	34,260,461	34,816,640

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.03%	(0.03)%	(0.01)%	0.07%	0.04%
Past due loans	2.35%	0.65%	1.08%	1.70%	1.27%
Accruing loans contractually past due 3 months or more	0.03%	(0.01)%	(0.00)%	0.04%	0.03%
Restructured loans	0.68%	(1.35)%	(0.77)%	2.04%	1.45%

Total	3.10%	(0.75)%	0.29%	3.86%	2.81%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	937,168	(263,087)	129,493	1,200,256	807,675
Overseas*	243,574	801	(11,717)	242,772	255,291
Asia	33,070	(311)	10,424	33,382	22,645
Indonesia	3,065	(6,850)	(1,025)	9,916	4,090
Thailand	2,724	(4,737)	(5,138)	7,462	7,863
Hong Kong	22,148	15,504	17,431	6,643	4,717
Other	5,131	(4,228)	(842)	9,360	5,974
United States of America	160,888	19,974	(23,171)	140,913	184,060
Other	49,615	(18,861)	1,029	68,477	48,585

Total	1,180,742	(262,286)	117,775	1,443,028	1,062,966

Note:*     “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	937,168	(263,087)	129,493	1,200,256	807,675
Manufacturing	131,192	20,873	29,872	110,318	101,319
Construction	39,606	(55,247)	(4,206)	94,854	43,813
Wholesale and Retail	266,476	(26,037)	76,844	292,514	189,632
Banks and other financial institutions	65,652	55,902	50,709	9,749	14,943
Real estate	270,747	(52,751)	(4,724)	323,498	275,472
Services	67,527	(39,050)	(14,425)	106,578	81,953
Other industries	21,118	(27,076)	723	48,194	20,394
Consumer	74,846	(139,700)	(5,300)	214,546	80,146
Overseas*	243,574	801	(11,717)	242,772	255,291
Banks and other financial institutions	94,673	93,258	14,085	1,415	80,588
Commercial and industrial	147,318	(89,762)	(19,110)	237,080	166,429
Other	1,582	(2,694)	(6,692)	4,276	8,274

Total	1,180,742	(262,286)	117,775	1,443,028	1,062,966

Note:*     “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	609,129	(165,356)	(20,924)	774,485	630,054
Formula allowance for loan losses	307,563	(236,986)	(170,527)	544,549	478,090
Specific allowance for loan losses	296,504	75,188	150,450	221,315	146,054
Allowance for loans to specific foreign borrowers	5,061	(3,558)	(847)	8,620	5,908

[Non-Consolidated]
	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	455,266	(124,256)	(13,311)	579,522	468,577
Formula allowance for loan losses	185,052	(210,518)	(164,628)	395,571	349,680
Specific allowance for loan losses	265,151	89,821	152,164	175,330	112,987
Allowance for loans to specific foreign borrowers	5,061	(3,558)	(847)	8,620	5,908

Reserve for financial assistance to specific borrowers	—	(1,371)	—	1,371	—

4.	Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	609,129	(165,356)	(20,924)	774,485	630,054
Risk-monitored loans (b)	1,180,742	(262,286)	117,775	1,443,028	1,062,966
Coverage ratio (a)/(b)	51.58%	(2.08)%	(7.68)%	53.67%	59.27%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	455,266	(124,256)	(13,311)	579,522	468,577
Risk-monitored loans (b)	1,118,680	(205,160)	139,102	1,323,841	979,578
Coverage ratio (a)/(b)	40.69%	(3.07)%	(7.13)%	43.77%	47.83%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	71,475	(52,468)	(19,490)	123,943	90,966
Claims under high risk	902,042	395,933	519,506	506,108	382,536
Claims under close observation	257,912	(456,843)	(261,363)	714,756	519,276
Total (1)	1,231,430	(113,378)	238,651	1,344,808	992,778
Normal claims	39,062,829	1,760,140	1,210,357	37,302,689	37,852,472

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	837,741	(152,112)	162,054	989,854	675,687
Allowance for loan losses	296,779	(9,027)	86,397	305,806	210,381
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	540,962	(143,085)	75,656	684,047	465,305
Secured coverage ratio (2)/(1)	68.02%	(5.57)%	(0.03)%	73.60%	68.06%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	71,475 [90,966	]	5,742 [5,283	]	— —	65,732 [85,683	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	902,042 [382,536	]	255,016 [105,087	]	— —	335,061 [210,741	]	44.97 [61.17	% %]	65.41 [82.56	% %]
Claims under close observation	257,912 [519,276	]	36,019 [100,011	]	— —	140,168 [168,880	]	30.59 [28.54	% %]	68.31 [51.78	% %]
Sub total (1)	1,231,430 [992,778	]	296,779 [210,381	]	— —	540,962 [465,305	]	42.98 [39.88	% %]	68.02 [68.06	% %]
Normal claims	39,062,829 [37,852,472	]
Total (2)	40,294,260 [38,845,250	]
Sub total (1) / Total (2)	3.05 [2.55	% ]%

Note: The upper figures are as of September 30, 2004. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7.	Progress in the Disposal of Problem Assets [Non-Consolidated]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)
											(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	144.3	150.6	144.9	210.9	38.7	19.0	14.9	6.3		(8.6)
Claims under high risk	1,053.5	944.9	758.4	538.4	193.6	13.5	10.3	7.4	7.1		(0.3)

Total	1,327.8	1,089.2	909.0	683.4	404.6	52.3	29.3	22.4	13.5	(A)	(8.9	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.1
Charge-off	8.2
Other	0.3
Collection of claims	0.3
Improvements in financial status	—

Total	8.9	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.1

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	106.8	98.3	94.3	44.0	18.6	17.8	14.7	14.0		(0.6)
Claims under high risk	635.3	575.4	447.4	269.3	72.5	49.1	30.7	25.5		(5.2)

Total	742.2	673.7	541.8	313.3	91.2	67.0	45.5	39.6	(C)	(5.8	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.4
Charge-off	0.0
Other	5.3
Collection of claims	2.3
Improvements in financial status	2.9

Total	5.8	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	12.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	13.8

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)

Claims to bankrupt and substantially bankrupt debtors	27.1	25.6	26.4	17.8	11.4	6.7	5.5		(1.2)
Claims under high risk	257.0	140.1	79.9	47.2	27.9	17.7	14.2		(3.5)

Total	284.2	165.8	106.3	65.1	39.4	24.5	19.8	(E)	(4.7	) (F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.2
Charge-off	0.1
Other	3.3
Collection of claims	2.3
Improvements in financial status	0.9

Total	4.7	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.5

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	57.3	35.4	14.7	12.3	4.7	4.6		(0.1)
Claims under high risk	315.9	162.4	104.1	48.5	28.3	25.8		(2.4)

Total	373.2	197.9	118.9	60.8	33.0	30.4	(G)	(2.6	) (H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.2
Other	2.0
Collection of claims	1.6
Improvements in financial status	0.3

Total	2.6	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.6

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	24.6	19.8	16.7	9.1	6.1		(3.0)
Claims under high risk	279.9	143.5	82.7	47.2	34.2		(13.0)

Total	304.5	163.3	99.5	56.4	40.3	(I)	(16.0	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	1.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.5
Charge-off	0.8
Other	12.4
Collection of claims	5.4
Improvements in financial status	7.0

Total	16.0	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.3

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	26.7	32.0	22.0	19.5		(2.4)
Claims under high risk	390.7	169.1	115.7	59.3		(56.4)

Total	417.5	201.2	137.8	78.9	(K)	(58.8	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.4
Re-constructive disposition	(0.0)
Improvements in financial status due to re-constructive disposition	20.4
Loan sales to secondary market	2.0
Charge-off	0.9
Other	35.1
Collection of claims	10.8
Improvements in financial status	24.2

Total	58.8	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	5.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.9

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.3	8.8	4.9		(3.9)
Claims under high risk	118.2	73.3	53.1		(20.1)

Total	132.5	82.2	58.1	(M)	(24.1	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.2
Charge-off	0.9
Other	20.1
Collection of claims	8.6
Improvements in financial status	11.4

Total	24.1	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	1.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.9

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	9.5	5.4		(4.1)
Claims under high risk	61.8	25.2		(36.5)

Total	71.3	30.6	(O)	(40.7	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	1.2
Re-constructive disposition	3.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	15.9
Charge-off	2.4
Other	17.8
Collection of claims	13.0
Improvements in financial status	4.7

Total	40.7	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004
Claims to bankrupt and substantially bankrupt debtors	4.7
Claims under high risk	657.2

Total	661.9	(Q)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	2.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.6

(10) Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	251.2	276.1	322.3	341.5	136.6	123.9	90.9	71.4	(19.4)
Claims under high risk	1,053.5	1,580.2	1,590.9	1,442.0	985.3	772.0	506.1	382.5	902.0	519.5

Total	1,327.8	1,831.4	1,867.0	1,764.4	1,326.9	908.6	630.0	473.5	973.5	500.0

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8.	Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	31,730,000	1,949,659	1,052,358	29,780,340	30,677,641
Manufacturing	4,081,650	(87,837)	(40,220)	4,169,487	4,121,870
Agriculture	10,050	(2,272)	(545)	12,322	10,595
Forestry	4,784	(447)	(103)	5,231	4,887
Fishery	2,663	89	210	2,574	2,453
Mining	29,418	(5,853)	(1,179)	35,271	30,597
Construction	773,380	(91,268)	(23,390)	864,648	796,770
Utilities	242,928	(19,959)	(5,608)	262,887	248,536
Media and Communication	556,887	(88,399)	(47,076)	645,286	603,963
Wholesale and Retail	3,827,219	(351,044)	(129,643)	4,178,263	3,956,862
Banks and other financial institutions	2,361,089	381,067	475,350	1,980,022	1,885,739
Real estate	3,524,956	83,743	69,852	3,441,213	3,455,104
Services	3,856,653	(566,691)	(41,549)	4,423,344	3,898,202
Municipal government	39,464	8,343	6,397	31,121	33,067
Other industries	12,418,859	2,690,187	789,862	9,728,671	11,628,996

Overseas offices and loans booked at offshore markets	4,271,958	(208,162)	132,959	4,480,120	4,138,998

Total	36,001,958	1,741,496	1,185,317	34,260,461	34,816,640

(2)	Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	7,974,102	261,662	175,137	7,712,440	7,798,965
Housing loans	7,562,169	314,275	198,710	7,247,894	7,363,459
Others	411,933	(52,613)	(23,573)	464,546	435,506

(3)	Domestic loans to small and medium-sized companies [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	17,585,118	129,772	256,126	17,455,345	17,328,991
Percentage to total domestic loans	55.42%	(3.19)%	(1.06)%	58.61%	56.48%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	52,351,389	1,953,430	531,973	50,397,958	51,819,415
Deposits (average balance)	51,429,113	2,649,716	2,142,964	48,779,396	49,286,149
Loans (ending balance)	36,001,958	1,741,496	1,185,317	34,260,461	34,816,640
Loans (average balance)	35,015,495	641,784	355,059	34,373,711	34,660,436

10.	Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Individuals	27,085,776	853,371	417,827	26,232,405	26,667,948
Corporations and others	17,676,984	(242,496)	(55,860)	17,919,481	17,732,845
Domestic deposits	44,762,761	610,874	361,967	44,151,886	44,400,794

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.	Number of Employees [Non-Consolidated]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) - (B)	(A) - (C)
Number of Employees	14,351	(711)	(117)	15,062	14,468

12.	Number of Offices [Non-Consolidated]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	267	(6)	—	273	267
Head office and Branches	247	(7)	(2)	254	249
Sub-branches and Agencies	20	1	2	19	18
Overseas	73	—	—	73	73
Branches	42	—	(1)	42	43
Sub-branches	15	1	1	14	14
Representative offices	16	(1)	—	17	16

Total	340	(6)	—	346	340

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Sep. 30, 2004
		vs. Mar. 31, 2004
Deferred Tax Assets	727.4	(73.9)
Allowance for loan losses	236.0	3.8
Write-down of investment securities	82.1	(1.2)
Net operating loss carryforwards	407.1	(78.0)
Reserve for employees’ retirement benefits	31.9	1.6
Unrealized losses on securities available for sale	—	—
Other	37.2	(0.4)
Valuation allowance	(67.1)	0.2
Deferred tax liabilities	225.2	(48.4)
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	213.9	(45.5)
Other	3.9	(2.9)
Net Deferred Tax Assets	502.1	(25.4)
[Consolidated]
Net Deferred Tax Assets	436.8	(24.0)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Interim Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2004
Net business profits before credit costs	233.4
Credit related costs	38.1
Income before income taxes	176.1
Reconciliation to taxable income	10.3
Taxable income	186.5

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]

	(in billions of yen)
	FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
Net business profits before credit costs	400.8	388.9	463.3	511.5	466.8
Credit related costs	504.5	554.0	484.8	341.0	(135.3)
Income before income taxes	279.9	(225.3)	(317.4)	(287.3)	587.7
Reconciliation to taxable income	82.1	393.0	137.3	(821.7)	(404.1)
Taxable income	362.1	167.6	(180.0)	(1,109.0)	183.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2004, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at September 30, 2004 (Assumptions)

(in billions of yen)
Five year total (2004 2nd half to 2009 1st half)
Net business profits (based on our business plan) (*1)	3,870.0
Net business profits (basis of realizability determination) (*2)	3,110.0
Income before income taxes (basis of realizability determination)	2,570.0
Taxable income before adjustments (basis of realizability determination) (*3)	2,890.0
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	1,801.2
Deferred tax assets at September 30, 2004 (*4)	727.4
(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2004 2nd half	FY 2005	FY 2006	FY 2007	FY2008	FY 2009 1st half
S/T interest rate (3 m/s TIBOR)	0.08%	0.13%	0.50%	0.57%	0.88%	1.12%
L/T interest rate (10 year JGB)	1.78%	1.90%	2.30%	2.03%	2.58%	2.95%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

14.	Employees’ Retirement Benefits

Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of September 30, 2004
Projected benefits obligation at beginning of the period	(A-B+C+D+G+J)	577,647
Fair value of plan assets at beginning of the period	(A)	506,585
Prepaid pension cost at beginning of the period	(B)	54,442
Reserve for employees’ retirement benefits at beginning of the period	(C)	13,376
Unrecognized net obligation by the change of accounting policy at beginning of the period	(D)	11,199
Amortization for the current period (Amortized period 5 years)	(E)	5,599
Unrecognized net obligation at end of the interim period	(F)	5,599
Unrecognized prior service cost at beginning of the period	(G)	(31,371)
Amortization for the current period (Amortized period 10 years)	(H)	(1,836)
Unrecognized prior service cost at end of the interim period	(I)	(29,535)
Unrecognized net actuarial loss at beginning of the period	(J)	132,299
Amortization for the current period (Amortized period 10 years)	(K)	8,820
Unrecognized net actuarial loss at end of the interim period	(L)	123,479

Net amount unrecognized at beginning of the period	(M)(D+G+J)	112,128
Net amount amortized for the current period	(N)(E+H+K)	12,583
Net amount unrecognized at end of the interim period	(O)(M-N)	99,544

Note : Discount rate is 2.1%.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

15.	Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	2,000.0	1,019.3
Ordinary profit	525.0	248.2
Net income	275.0	136.5

[Non-Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	1,500.0	728.4
Ordinary profit	380.0	171.0
Net income	210.0	108.1

Net business profits before provision for formula allowance for loan losses	500.0	233.4

Selected Interim Financial Information

under Japanese GAAP

For the Fiscal Year Ending March 31, 2005

The Mitsubishi Trust and Banking Corporation

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

[Contents]

1	Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

	1. Consolidated Balance Sheets		45
	2. Consolidated Statements of Operations		46
	3. Consolidated Statements of Capital Surplus and Retained Earnings		47
	4. Non-Consolidated Balance Sheets		48
	5. Non-Consolidated Statements of Operations		49
	6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives [Consolidated]		50
	7. Comparison of Statement of Trust Assets and Liabilities	[Non-Consolidated], [Trust]	51
	8. Financial Results	[Consolidated], [Non-Consolidated]	54
	9. Average Interest Rate Spread	[Non-Consolidated]	56
	10. Valuation Differences on Securities	[Consolidated], [Non-Consolidated] [Trust]	56
	11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	57

2	Loan Portfolio and Other

		[Consolidated],
		[Non-Consolidated], [Trust]
		[Non-Consolidated and Trust],
	1. Risk-Monitored Loans	[Consolidated and Trust]	58
	2. Classification of Risk-Monitored Loans	[Consolidated and Trust]	60
	3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated], [Trust]	61
	4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	61
	5. Disclosed Claims under the Financial Reconstruction Law(the”FRL”)	[Non-Consolidated], [Trust]	62
		[Non-Consolidated and Trust]
	6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated], [Trust]	63
		[Non-Consolidated and Trust]
	7. Progress in the Disposal of Problem Assets	[Non-Consolidated and Trust]	65
	8. Classification of Loans by Type of Industry	[Non-Consolidated], [Trust]	70
		[Non-Consolidated and Trust]
	9. Loans and Deposits	[Non-Consolidated]	73
	10. Domestic Deposits	[Non-Consolidated]	73
	11. Number of Employees	[Non-Consolidated]	73
	12. Number of Offices	[Non-Consolidated]	73
	13. Status of Deferred Tax Assets	[Non-Consolidated]	74
	14. Employees’ Retirement Benefits	[Non-Consolidated]	75
	15. Earning Projections for the Fiscal Year Ending March 31, 2005	[Consolidated], [Non-Consolidated]	76

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease) (A) – (B)	As of March 31,	Increase/ (Decrease) (A) – (C)
(in millions of yen)	2004 (A)	2003 (B)		2004 (C)
Assets:
Cash and due from banks	869,083	1,085,451	(216,367)	1,311,942	(442,858)
Call loans and bills bought	210,627	112,593	98,033	211,800	(1,172)
Receivables under securities borrowing transactions	964,561	1,931,532	(966,970)	1,042,049	(77,488)
Commercial paper and other debt purchased	62,708	23,076	39,631	40,851	21,856
Trading assets	319,373	376,341	(56,968)	277,967	41,406
Money held in trust	6,880	10,142	(3,262)	6,953	(73)
Investment securities	6,814,258	6,038,108	776,149	7,415,627	(601,369)
Allowance for losses on investment securities	(19)	(81)	61	(25)	5
Loans and bills discounted	8,660,203	8,499,575	160,627	8,588,926	71,276
Foreign exchanges	9,946	12,925	(2,979)	10,717	(770)
Other assets	546,230	1,082,852	(536,622)	790,162	(243,931)
Premises and equipment	162,651	176,130	(13,479)	166,218	(3,567)
Deferred tax assets	210,875	271,981	(61,106)	186,617	24,257
Deferred tax assets on land revaluation losses	—	1,803	(1,803)	—	—
Customers’ liabilities for acceptances and guarantees	216,561	358,941	(142,379)	230,475	(13,913)
Allowance for loan losses	(192,674)	(268,813)	76,138	(202,584)	9,909

Total assets	18,861,266	19,712,561	(851,294)	20,077,700	(1,216,433)

Liabilities:
Deposits	10,506,179	10,531,669	(25,489)	10,846,664	(340,484)
Negotiable certificates of deposit	1,348,808	1,088,064	260,744	1,348,411	397
Call money and bills sold	907,398	477,683	429,715	1,157,889	(250,490)
Payables under repurchase agreements	653,132	311,650	341,481	503,988	149,143
Payables under securities lending transactions	1,472,245	2,939,215	(1,466,970)	1,991,528	(519,283)
Commercial paper	323,600	422,000	(98,400)	396,000	(72,400)
Trading liabilities	63,110	92,273	(29,163)	75,374	(12,264)
Borrowed money	212,540	205,096	7,443	202,124	10,415
Foreign exchanges	3,908	16,447	(12,539)	12,865	(8,957)
Short-term corporate bonds	71,300	—	71,300	40,000	31,300
Bonds and notes	402,199	388,900	13,299	383,899	18,300
Due to trust account	1,367,460	1,336,541	30,919	1,380,268	(12,808)
Other liabilities	370,684	703,136	(332,451)	504,940	(134,256)
Reserve for employees’ bonuses	3,741	3,817	(75)	3,756	(14)
Reserve for employees’ retirement benefits	1,302	1,884	(581)	1,068	233
Reserve for expenses related to EXPO 2005 Japan	80	39	41	60	20
Deferred tax liabilities	—	78	(78)	91	(91)
Deferred tax liabilities on land revaluation excess	8,425	1,699	6,726	8,517	(92)
Acceptances and guarantees	216,561	358,941	(142,379)	230,475	(13,913)

Total liabilities	17,932,681	18,879,140	(946,459)	19,087,926	(1,155,245)

Minority interest	4,376	3,815	561	4,499	(122)

Shareholder’s equity:
Capital stock	324,279	324,279	—	324,279	—
Capital surplus	274,752	274,752	—	274,752	—
Retained earnings	221,592	155,191	66,400	216,076	5,515
Land revaluation excess	(9,351)	(302)	(9,048)	(9,586)	235
Unrealized gains on securities available for sale	119,713	80,361	39,351	187,336	(67,623)
Foreign currency translation adjustments	(6,776)	(4,676)	(2,100)	(7,584)	807

Total shareholder’s equity	924,208	829,605	94,603	985,273	(61,065)

Total liabilities, minority interest and shareholder’s equity	18,861,266	19,712,561	(851,294)	20,077,700	(1,216,433)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease) (A) –(B)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)
Ordinary income:
Trust fees	37,573	27,829	9,743	70,487
Interest income:	131,221	160,205	(28,984)	300,665
(Interest on loans and discounts)	48,663	50,019	(1,355)	100,352
(Interest and dividends on securities)	62,687	85,527	(22,840)	158,415
Fees and commissions	36,239	29,020	7,218	63,582
Trading profits	4,554	2,243	2,311	2,612
Other business income	22,928	45,380	(22,452)	50,094
Other ordinary income	10,176	22,694	(12,517)	34,044

Total ordinary income	242,692	287,373	(44,680)	521,485

Ordinary expenses:
Interest expense:	38,515	54,027	(15,511)	94,821
(Interest on deposits)	18,375	17,719	656	34,794
Fees and commissions	5,408	6,480	(1,071)	11,850
Trading losses	—	—	—	244
Other business expenses	25,982	27,131	(1,148)	40,419
General and administrative expenses	82,864	90,349	(7,484)	176,601
Other ordinary expenses	27,945	30,237	(2,292)	50,145

Total ordinary expenses	180,717	208,226	(27,509)	374,083

Ordinary profit	61,975	79,147	(17,171)	147,402

Special gains	8,929	13,210	(4,280)	16,486
Special losses	3,955	18,009	(14,053)	23,881

Income before income taxes and others	66,949	74,348	(7,399)	140,006

Income taxes-current	13,423	(19,007)	32,430	(31,401)
Income taxes-deferred	22,035	28,658	(6,622)	39,708
Minority interest	387	728	(341)	1,452

Net income	31,103	63,969	(32,865)	130,247

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

(in millions of yen)	For the six months ended September 30,		Increase/ (Decrease) (A) – (B)	For the year ended March 31, 2004
	2004(A)	2003(B)
Balance of capital surplus at beginning of fiscal year	274,752	274,752	—	274,752
Balance of capital surplus at end of (interim) fiscal year	274,752	274,752	—	274,752
Balance of retained earnings at beginning of fiscal year	216,076	102,888	113,187	102,888
Increase:	31,103	63,969	(32,865)	130,270
Net income	31,103	63,969	(32,865)	130,247
Decrease in consolidated subsidiaries	—	—	—	22
Decrease:	(25,587)	(11,666)	(13,921)	(17,082)
Cash dividends	(25,350)	(9,898)	(15,452)	(15,674)
Reduction in land revaluation excess	(237)	(1,768)	1,530	(1,407)

Balance of retained earnings at end of (interim) fiscal year	221,592	155,191	66,400	216,076

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of September 30,		Increase/ (Decrease) (A) – (B)	As of March 31, 2004 (C)	Increase/ (Decrease) (A) – (C)
(in millions of yen)	2004 (A)	2003 (B)
Assets:
Cash and due from banks	778,413	813,957	(35,543)	1,221,929	(443,515)
Call loans	210,522	112,593	97,928	176,600	33,922
Receivables under securities borrowing transactions	505,169	1,117,283	(612,114)	450,049	55,119
Bills bought	—	—	—	35,200	(35,200)
Commercial paper and other debt purchased	61,702	23,076	38,626	40,851	20,850
Trading assets	319,373	376,341	(56,968)	277,967	41,406
Money held in trust	6,880	10,142	(3,262)	6,953	(73)
Investment securities	6,817,581	6,044,696	772,885	7,416,391	(598,809)
Allowance for losses on investment securities	(19)	(403)	383	(25)	5
Loans and bills discounted	8,646,843	8,477,601	169,242	8,573,188	73,654
Foreign exchanges	9,946	12,947	(3,001)	10,717	(770)
Other assets	540,850	1,074,053	(533,203)	783,933	(243,082)
Premises and equipment	138,580	152,153	(13,572)	141,787	(3,206)
Deferred tax assets	209,530	271,086	(61,556)	185,281	24,248
Deferred tax assets on land revaluation losses	—	1,803	(1,803)	—	—
Customers’ liabilities for acceptances and guarantees	218,638	370,664	(152,025)	245,371	(26,733)
Allowance for loan losses	(191,947)	(268,350)	76,402	(201,986)	10,039

Total assets	18,272,064	18,589,647	(317,582)	19,364,209	(1,092,144)

Liabilities:
Deposits	10,466,006	10,511,433	(45,426)	10,844,731	(378,724)
Negotiable certificates of deposit	1,348,808	1,088,064	260,744	1,347,875	932
Call money	291,598	369,583	(77,984)	505,489	(213,890)
Payables under repurchase agreements	653,132	311,650	341,481	503,988	149,143
Payables under securities lending transactions	1,004,154	1,893,685	(889,530)	1,334,914	(330,760)
Bills sold	615,800	108,100	507,700	652,400	(36,600)
Commercial paper	323,600	422,000	(98,400)	396,000	(72,400)
Trading liabilities	63,100	92,273	(29,173)	75,374	(12,274)
Borrowed money	308,160	325,009	(16,848)	319,922	(11,761)
Foreign exchanges	3,909	16,449	(12,540)	12,875	(8,965)
Short-term corporate bonds	71,300	—	71,300	40,000	31,300
Bonds and notes	283,800	242,800	41,000	242,800	41,000
Due to trust account	1,367,460	1,336,541	30,919	1,380,268	(12,808)
Other liabilities	326,926	673,769	(346,842)	474,024	(147,097)
Reserve for employees’ bonuses	2,975	3,119	(143)	3,013	(38)
Reserve for employees’ retirement benefits	187	859	(671)	—	187
Reserve for expenses related to EXPO 2005 Japan	80	39	41	60	20
Deferred tax liabilities on land revaluation excess	6,480	—	6,480	6,508	(28)
Acceptances and guarantees	218,638	370,664	(152,025)	245,371	(26,733)

Total liabilities	17,356,120	17,766,042	(409,922)	18,385,618	(1,029,498)

Shareholder’s equity:
Capital stock	324,279	324,279	—	324,279	—
Capital surplus	274,752	274,752	—	274,752	—
Capital reserve	274,752	274,752	—	274,752	—
Retained earnings	206,862	147,247	59,614	202,359	4,502
Revenue reserve	49,526	49,409	117	49,526	—
Voluntary reserves	109,206	19,207	89,999	19,207	89,999
Unappropriated profit	48,128	78,630	(30,501)	133,624	(85,496)
Net income	30,181	60,965	(30,784)	122,781	(92,600)
Land revaluation excess	(9,074)	(2,649)	(6,424)	(9,403)	328
Unrealized gains on securities available for sale	119,125	79,976	39,149	186,603	(67,477)

Total shareholder’s equity	915,944	823,604	92,339	978,590	(62,646)

Total liabilities and shareholder’s equity	18,272,064	18,589,647	(317,582)	19,364,209	(1,092,144)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the six months ended September 30,		Increase/ (Decrease) (A) – (B)	For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)
Ordinary income:
Trust fees	37,573	27,829	9,743	70,487
Interest income:	123,940	150,440	(26,500)	286,713
(Interest on loans and discounts)	47,887	49,081	(1,194)	98,734
(Interest and dividends on securities)	62,423	84,975	(22,551)	158,871
Fees and commissions	30,644	25,206	5,437	56,645
Trading profits	3,637	1,109	2,527	648
Other business income	22,747	45,549	(22,802)	49,554
Other ordinary income	9,248	20,535	(11,286)	28,547

Total ordinary income	227,791	270,671	(42,880)	492,595

Ordinary expenses:
Interest expense:	33,042	47,133	(14,090)	83,861
(Interest on deposits)	18,324	18,660	(335)	35,737
Fees and commissions	5,649	6,726	(1,076)	12,444
Trading losses	—	—	—	244
Other business expenses	24,863	26,090	(1,227)	38,460
General and administrative expenses	77,731	85,172	(7,441)	165,912
Other ordinary expenses	26,875	30,778	(3,903)	53,158

Total ordinary expenses	168,162	195,902	(27,739)	354,082

Ordinary profit	59,628	74,769	(15,141)	138,513

Special gains	8,674	13,319	(4,645)	15,993
Special losses	3,790	17,413	(13,622)	23,208

Income before income taxes and others	64,511	70,675	(6,163)	131,297

Income taxes-current	12,313	(18,896)	31,210	(32,920)
Income taxes-deferred	22,016	28,606	(6,589)	41,436

Net income	30,181	60,965	(30,784)	122,781

Unappropriated retained earnings brought forward	18,275	17,356	918	17,356
Reduction in land revaluation excess	(328)	307	(636)	(619)
Interim dividends	—	—	—	5,776
Transfer to legal reserve	—	—	—	117
Unappropriated retained earnings	48,128	78,630	(30,501)	133,624

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of September 30, 2004
	Notional principal or contract amount	Market value
Interest rate futures	—	—
Interest rate swaps	6,290.2	8.3
Currency swaps	1,707.9	(16.2)
Other interest rate-related transactions	—	—
Others	—	—

Total		(7.8)

Note	: Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of September 30, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	1,345.5	3,930.3	139.0	5,414.9
Receive floater/pay-fix	199.4	484.3	191.3	875.2

Total	1,545.0	4,414.7	330.4	6,290.2

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of September 30, 2004
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) – (B)
Interest rate futures	—	—	—
Interest rate swaps	45.2	44.2	1.0
Currency swaps	1.2	0.7	0.4
Other interest rate-related transactions	—	0.1	(0.1)
Others	—	—	—

Total	46.4	45.1	1.2

Note	: Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2004 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

The Mitsubishi Trust and Banking Corporation

			Increase/ (Decrease) (A) – (B)	As of March 31,	Increase/ (Decrease) (A) – (C)
	As of September 30,
(in millions of Yen)	2004 (A)	2003 (B)		2004 (C)
Assets:
Loans and bills discounted	651,019	895,594	(244,575)	735,872	(84,853)
Securities	6,158,900	5,540,057	618,842	6,156,235	2,665
Beneficiary rights to the trust	10,617,286	9,074,428	1,542,857	9,664,593	952,692
Securities held in custody accounts	4,186,647	3,863,012	323,634	4,225,797	(39,150)
Money claims	3,986,427	3,447,631	538,795	3,988,567	(2,140)
Premises and equipment	2,518,697	1,862,032	656,664	2,327,330	191,367
Surface rights	548	—	548	548	—
Lease rights	23,608	23,791	(183)	23,695	(87)
Other claims	1,653,445	1,807,968	(154,523)	1,193,978	459,466
Call loans	124,388	341,520	(217,132)	520,517	(396,129)
Due from banking account	1,367,460	1,336,541	30,919	1,380,268	(12,808)
Cash and due from banks	1,627,434	1,480,557	146,877	1,557,583	69,851

Total assets	32,915,863	29,673,137	3,242,725	31,774,989	1,140,873

Liabilities:
Money trusts	7,516,676	6,731,357	785,318	7,525,601	(8,925)
Pension trusts	74,923	81,877	(6,953)	63,411	11,512
Property formation benefit trusts	12,724	12,344	380	12,958	(233)
Loan trusts	673,111	945,709	(272,598)	792,932	(119,821)
Investment trusts	10,360,938	8,835,970	1,524,967	9,424,449	936,489
Money entrusted other than money trusts	204,178	295,772	(91,593)	291,449	(87,270)
Securities trusts	7,326,192	7,377,662	(51,470)	7,276,403	49,789
Money claim trusts	4,016,779	3,388,774	628,005	3,876,931	139,847
Land and fixtures trusts	101,694	172,140	(70,446)	127,435	(25,740)
Other trusts	2,628,644	1,831,527	797,116	2,383,417	245,226

Total liabilities	32,915,863	29,673,137	3,242,725	31,774,989	1,140,873

Note:

Joint trust assets under the management of other companies	as of September 30, 2004 : 28,666,467 millions of yen
as of September 30, 2003 : 32,431,438 millions of yen
as of March 31, 2004 : 31,853,153 millions of yen

<Reference>

Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the interim business period of fiscal year includes the trust assets which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship). The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of September 30,		Increase/ (Decrease)	As of March 31,	Increase/ (Decrease) (A) – (C)
(in millions of Yen)	2004 (A)	2003 (B)	(A)—(B)	2004 (C)
Assets:
Loans and bills discounted	651,019	895,594	(244,575)	735,872	(84,853)
Securities	24,861,173	25,983,180	(1,122,007)	26,511,148	(1,649,975)
Beneficiary rights to the trust	11,654,288	10,171,247	1,483,040	10,911,534	742,753
Securities held in custody accounts	4,231,291	3,863,703	367,588	4,241,080	(9,788)
Money claims	4,038,827	3,471,620	567,207	4,034,942	3,884
Premises and equipment	2,518,697	1,862,032	656,664	2,327,330	191,367
Surface rights	548	—	548	548	—
Lease rights	23,608	23,791	(183)	23,695	(87)
Other claims	2,180,063	2,324,554	(144,491)	1,768,093	411,970
Call loans	1,042,955	1,275,194	(232,239)	1,406,530	(363,575)
Due from banking account	1,621,085	1,733,142	(112,056)	1,702,841	(81,756)
Cash and due from banks	2,549,834	1,804,849	744,984	2,212,768	337,065

Total assets	55,373,392	53,408,912	1,964,480	55,876,387	(502,994)

Liabilities:
Money trusts	17,593,514	18,223,827	(630,312)	19,604,145	(2,010,630)
Pension trusts	8,177,076	8,206,779	(29,702)	8,274,971	(97,895)
Property formation benefit trusts	12,724	12,344	380	12,958	(233)
Loan trusts	673,111	945,709	(272,598)	792,932	(119,821)
Investment trusts	10,360,938	8,835,970	1,524,967	9,424,449	936,489
Money entrusted other than money trusts	2,037,510	2,357,868	(320,357)	2,010,336	27,174
Securities trusts	7,370,837	7,378,353	(7,516)	7,291,686	79,150
Money claim trusts	4,016,779	3,388,774	628,005	3,876,931	139,847
Land and fixtures trusts	101,694	172,140	(70,446)	127,435	(25,740)
Other trusts	5,029,205	3,887,143	1,142,061	4,460,539	568,665

Total liabilities	55,373,392	53,408,912	1,964,480	55,876,387	(502,994)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(2) Supplemental Data (As of September 30, 2004)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts (Jointly operated designated money in trust)
(in millions of Yen)
Assets:
Loans and bills discounted	201,766
Securities	228,883
Other	485,270

Total	915,920

Liabilities:
Principal	915,281
Reserve for possible loan losses	613
Other	26

Total	915,920

(in millions of Yen)
Loan trusts
Assets:
Loans and bills discounted	349,469
Securities	8,764
Other	662,938

Total	1,021,172

Liabilities:
Principal	1,004,308
Special reserve funds	5,483
Other	11,379

Total	1,021,172

(3) Financial Highlights [Non-Consolidated]

	As of September 30,		Increase/ (Decrease) (A)—(B)		Increase/ (Decrease) (A) – (C)
				As of March 31,
(in millions of Yen)	2004 (A)	2003 (B)		2004 (C)
Total funds	38,271,242	38,988,158	(716,915)	40,877,615	(2,606,373)
Deposits	10,466,006	10,511,433	(45,426)	10,844,731	(378,724)
Negotiable certificates of deposit	1,348,808	1,088,064	260,744	1,347,875	932
Money trusts	17,593,514	18,223,827	(630,312)	19,604,145	(2,010,630)
Pension trusts	8,177,076	8,206,779	(29,702)	8,274,971	(97,895)
Property formation benefit trusts	12,724	12,344	380	12,958	(233)
Loan trusts	673,111	945,709	(272,598)	792,932	(119,821)

Loans and bills discounted	9,297,862	9,373,196	(75,333)	9,309,061	(11,198)
Banking account	8,646,843	8,477,601	169,242	8,573,188	73,654
Trust account	651,019	895,594	(244,575)	735,872	(84,853)

Investment securities	31,678,755	32,027,877	(349,122)	33,927,539	(2,248,784)

Note:

The balance at the end of the interim business period of fiscal year, trust accounts figures adding up trust assets and liabilities which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

8. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

	(in millions of yen)
	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Increase/ (Decrease) (B) – (A)
Gross profits	177,049	162,614	(14,434)
(Gross ordinary profit before trust accounts charge-offs)	185,481	164,951	(20,530)
Trust fees	27,829	37,573	9,743
Credit costs for trust accounts (1)	(8,432)	(2,336)	6,096
Net interest income	106,186	92,710	(13,476)
Net fees and commissions	22,539	30,830	8,290
Net trading profits	2,243	4,554	2,311
Net other business income (loss)	18,249	(3,054)	(21,303)
Net gains on debt securities	15,619	4,892	(10,727)
General and administrative expenses	82,502	75,256	(7,246)
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	102,979	89,694	(13,284)
Provision for formula allowance for loan losses (2)	2,037	—	(2,037)
Net business profits**	96,583	87,357	(9,225)
Net non-recurring losses	(17,436)	(25,382)	(7,946)
Credit related costs (3)	(11,478)	(14,397)	(2,918)
Losses on loan charge-offs	(2,882)	(1,706)	1,175
Provision for specific allowance for loan losses	(4,237)	—	4,237
Provision for allowance for loans to specific foreign borrowers	245	—	(245)
Other credit related costs	(4,604)	(12,690)	(8,085)
Net gains (losses) on equity securities	1,759	(4,464)	(6,223)
Gains on sales of equity securities	17,025	5,773	(11,252)
Losses on sales of equity securities	(13,297)	(439)	12,857
Losses on write down of equity securities	(1,968)	(9,797)	(7,829)
Equity in loss of affiliates	(871)	(800)	70
Other	(6,845)	(5,720)	1,125
Ordinary profit	79,147	61,975	(17,171)

Net special gains (losses)	(4,798)	4,973	9,772

Reversal of allowance for loan losses (4)	—	4,490	4,490
Gains on loans charged-off(5)	2,813	3,933	1,119
Losses on impairment of fixed assets	—	(148)	(148)
Losses on placing financial assets to the trust for retirement benefits	(2,570)	(2,570)	0
Income before income taxes and others	74,348	66,949	(7,399)
Income taxes-current	(19,007)	13,423	32,430
Income taxes-deferred	28,658	22,035	(6,622)
Minority interest	728	387	(341)

Net income	63,969	31,103	(32,865)

Notes:
*	Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
**	Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other consolidated entities’ gross profits – Other consolidated entities’ general and administrative expenses – Other consolidated entities’ provision for formula allowance for loan losses – Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(3)+(4)	(17,873)	(12,242)	5,631
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(15,060)	(8,309)	6,751
Number of consolidated subsidiaries	28	18	(10)
Number of affiliated companies accounted for by the equity method	13	6	(7)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

Financial Results (The Mitsubishi Trust and Banking Corporation)

	(in millions of yen)
	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Increase/ (Decrease) (B) – (A)
Gross profits	170,194	154,990	(15,203)
(Gross ordinary profit before trust accounts charge-offs)*	178,627	157,327	(21,299)
Domestic gross profits	98,234	118,260	20,026
Trust fees	27,829	37,573	9,743
Trust fees before trust accounts charge-offs*	36,262	39,909	3,647
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)*	19,184	21,870	2,686
Other trust fees	17,077	18,038	961
Credit costs for trust accounts** (1)	(8,432)	(2,336)	6,096
Losses on loan charge-offs	(7,793)	(2,336)	5,456
Other losses incurred from sales of loans	(639)	—	639
Net interest income	48,323	53,531	5,208
Net fees and commissions	18,695	25,406	6,710
Net trading profits (losses)	(574)	3,748	4,323
Net other business income	3,960	(1,999)	(5,959)
Net gains (losses) on debt securities	593	(72)	(665)
Non-domestic gross profits	71,960	36,730	(35,230)
Net interest income	54,993	37,371	(17,621)
Net fees and commissions	(215)	(412)	(196)
Net trading profits (losses)	1,684	(111)	(1,795)
Net other business income	15,498	(117)	(15,615)
Net gains on debt securities	15,026	4,964	(10,061)
General and administrative expenses	77,326	70,123	(7,202)
Personnel expenses	31,354	25,088	(6,266)
Non-personnel expenses	43,309	40,999	(2,309)
Taxes	2,661	4,035	1,373
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	101,300	87,203	(14,097)
Provision for formula allowance for loan losses (2)	2,111	—	(2,111)
Net business profits	94,979	84,867	(10,112)
Net non-recurring losses	(20,210)	(25,239)	(5,028)
Credit related costs (3)	(11,557)	(14,300)	(2,743)
Losses on loan charge-offs	(2,805)	(1,610)	1,194
Provision for specific allowance for loan losses	(4,393)	—	4,393
Provision for allowance for loans to specific foreign borrowers	245	—	(245)
Other credit related costs	(4,604)	(12,690)	(8,085)
Net gains (losses) on equity securities	912	(4,585)	(5,497)
Gains on sales of equity securities	17,022	5,651	(11,371)
Losses on sales of equity securities	(13,297)	(439)	12,857
Losses on write down of equity securities	(2,813)	(9,797)	(6,984)
Others	(9,565)	(6,353)	3,211
Ordinary profit	74,769	59,628	(15,141)
Net special gains (losses)	(4,094)	4,883	8,977
Reversal of allowance for loan losses (4)	—	4,677	4,677
Gains on loans charged-off (5)	2,743	3,844	1,101
Losses on impairment of fixed assets	—	(90)	(90)
Losses on placing financial assets to the trust for retirement benefits	(2,570)	(2,570)	0
Income before income taxes and others	70,675	64,511	(6,163)
Income taxes-current	(18,896)	12,313	31,210
Income taxes-deferred	28,606	22,016	(6,589)
Net income	60,965	30,181	(30,784)
Notes: * Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal
Total credit costs (1)+(2)+(3)+(4)	(17,878)	(11,959)	5,918
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(15,134)	(8,115)	7,019

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

9. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the six months ended September 30,		Increase/ (Decrease) (A) – (B)
	2004(A)	2003(B)
Total average interest rate on interest-earning assets (a)	1.52	1.65	(0.12)
Average interest rate on Loans and bills discounted	1.11	1.19	(0.07)
Average interest rate on Investment securities	2.04	2.28	(0.24)
Total average interest rate on interest-bearing liabilities (b)	0.40	0.51	(0.11)
Average interest rate on Deposits	0.32	0.30	0.01
Total average interest rate spread (a)-(b)	1.12	1.13	(0.01)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.96	0.92	0.04
Average interest rate on Loans and bills discounted	1.05	1.10	(0.05)
Average interest rate on Investment securities	1.00	0.92	0.07
Total average interest rate on interest-bearing liabilities (b)	0.15	0.18	(0.03)
Average interest rate on Deposits	0.11	0.14	(0.02)
Total average interest rate spread (a)-(b)	0.81	0.73	0.07

10. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	6,000	(2,420)	(1,029)	6,212	211	8,420	8,423	2	7,030	7,030	0
Securities available for sale	202,772	67,105	(114,225)	236,050	33,277	135,667	199,952	64,285	316,997	340,339	23,342
Domestic equity securities	144,050	97,246	(53,513)	168,270	24,219	46,804	89,617	42,812	197,564	216,065	18,500
Domestic bonds	23,170	8,266	4,767	23,924	754	14,904	17,076	2,172	18,402	19,689	1,286
Other	35,550	(38,407)	(65,479)	43,855	8,304	73,958	93,258	19,300	101,030	104,585	3,554
Total	208,773	64,685	(115,254)	242,262	33,489	144,087	208,376	64,288	324,027	347,370	23,342
Domestic equity securities	144,050	97,246	(53,513)	168,270	24,219	46,804	89,617	42,812	197,564	216,065	18,500
Domestic bonds	28,868	7,555	4,468	29,622	754	21,312	23,488	2,175	24,399	25,686	1,287
Other	35,854	(40,116)	(66,209)	44,370	8,515	75,970	95,270	19,300	102,063	105,618	3,554

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004					As of September 30, 2003			As of March 31, 2004
	Valuation differences					Valuation differences			Valuation differences
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	5,958	(1,954)	(931)	5,958	—	7,912	7,915	2	6,889	6,890	0
Securities available for sale	200,848	66,456	(113,769)	234,125	33,277	134,391	198,676	64,285	314,617	337,959	23,342
Domestic equity securities	142,127	96,597	(53,057)	166,346	24,219	45,529	88,341	42,812	195,184	213,685	18,500
Domestic bonds	23,170	8,266	4,767	23,924	754	14,904	17,076	2,172	18,402	19,689	1,286
Other	35,550	(38,407)	(65,479)	43,855	8,304	73,958	93,258	19,300	101,030	104,585	3,554
Total	206,806	64,502	(114,700)	240,084	33,277	142,303	206,592	64,288	321,507	344,850	23,342
Domestic equity securities	142,127	96,597	(53,057)	166,346	24,219	45,529	88,341	42,812	195,184	213,685	18,500
Domestic bonds	28,867	7,555	4,468	29,622	754	21,312	23,488	2,175	24,399	25,686	1,287
Other	35,811	(39,650)	(66,112)	44,115	8,304	75,462	94,762	19,300	101,923	105,478	3,554

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(3) Market value information for securities in trusts with contracts for compensating the principal

Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities	(in millions of yen)
	Trust Assets at period end	Market Value	Valuation Gains
September 30, 2004	228,883	234,699	5,815
Note	: A fair value is given where a fair value can be calculated for a market-value equivalent.

B.	Valuation Gains of Derivative Transaction : 4,444 millions of yen

Loan Trusts

A. Market Value of Securities	(in millions of yen)
	Trust Assets at period end	Market Value	Valuation Gains
September 30, 2004	8,764	9,384	620
Note	: A fair value is given where a fair value can be calculated for a market-value equivalent.

B.	Valuation Gains of Derivative Transaction : 10,155 millions of yen

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

	(in billions of yen except percentages)
	As of September 30, 2004 (A) (Preliminary basis)	Increase/ (Decrease) (A) – (B)	Increase/ (Decrease) (A) – (C)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
(1) Risk-adjusted capital ratio	11.71%	(2.41)%	(3.31)%	14.13%	15.03%
(2) Tier 1 capital	809.9	62.7	23.9	747.2	785.9
(3) Tier 2 capital includable as qualifying capital	645.9	(30.6)	(105.2)	676.6	751.2
i) The amount of unrealized gains on investment securities, includable as qualifying capital	91.2	30.1	(51.4)	61.0	142.6
ii) The amount of land revaluation excess includable as qualifying capital	(0.4)	(0.2)	0.0	(0.1)	(0.4)
iii) Subordinated debt	496.6	3.9	11.7	492.7	484.9
(4) Deductions from total qualifying capital	311.0	305.8	294.7	5.1	16.2
(5) Total qualifying capital (2)+(3)-(4)	1,144.8	(273.7)	(376.1)	1,418.6	1,520.9
(6) Risk-adjusted assets	9,770.0	(264.2)	(347.1)	10,034.2	10,117.1

[Non-Consolidated]

	(in billions of yen except percentages)
	As of September 30, 2004 (A) (Preliminary basis)	Increase/ (Decrease) (A) – (B)	Increase/ (Decrease) (A) – (C)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
(1) Risk-adjusted capital ratio	11.71%	(2.62)%	(3.45)%	14.34%	15.16%
(2) Tier 1 capital	798.1	57.2	22.1	740.8	776.0
(3) Tier 2 capital includable as qualifying capital	643.8	(24.3)	(105.0)	668.1	748.8
i) The amount of unrealized gains on investment securities, includable as qualifying capital	90.3	29.9	(51.1)	60.4	141.5
ii) The amount of land revaluation excess includable as qualifying capital	(1.1)	0.8	0.1	(2.0)	(1.3)
iii) Subordinated debt	496.6	3.9	11.7	492.7	484.9
(4) Deductions from total qualifying capital	307.9	305.0	295.5	2.9	12.4
(5) Total qualifying capital (2)+(3)-(4)	1,134.0	(272.0)	(378.4)	1,406.0	1,512.4
(6) Risk-adjusted assets	9,679.2	(125.7)	(291.1)	9,805.0	9,970.3

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease) (A) – (B)	Increase/ (Decrease) (A) – (C)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
Loans to customers in bankruptcy	16,677	(19,747)	(6,776)	36,425	23,454
Past due loans	270,096	22,781	95,728	247,315	174,368
Accruing loans contractually past due 3 months or more	11	(417)	11	429	—
Restructured loans	77,061	(108,778)	(115,672)	185,840	192,734

Total	363,848	(106,161)	(26,709)	470,010	390,557

Amount of direct reduction	208,186	(29,222)	(19,542)	237,409	227,729
Loans and bills discounted	8,660,203	160,627	71,276	8,499,575	8,588,926

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.19%	(0.23)%	(0.08)%	0.42%	0.27%
Past due loans	3.11%	0.20%	1.08%	2.90%	2.03%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	0.00%	0.00%	—
Restructured loans	0.88%	(1.29)%	(1.35)%	2.18%	2.24%

Total	4.20%	(1.32)%	(0.34)%	5.52%	4.54%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease) (A) – (B)	Increase/ (Decrease) (A) – (C)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
Loans to customers in bankruptcy	16,636	(19,769)	(6,800)	36,406	23,436
Past due loans	269,902	22,774	95,800	247,127	174,102
Accruing loans contractually past due 3 months or more	11	(417)	11	429	—
Restructured loans	77,061	(108,769)	(114,100)	185,831	191,162

Total	363,612	(106,181)	(25,088)	469,794	388,701

Amount of direct reduction	205,401	(29,241)	(19,641)	234,642	225,042

Loans and bills discounted	8,646,843	169,242	73,654	8,477,601	8,573,188

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.19%	(0.23)%	(0.08)%	0.42%	0.27%
Past due loans	3.12%	0.20%	1.09%	2.91%	2.03%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	0.00%	0.00%	—
Restructured loans	0.89%	(1.30)%	(1.33)%	2.19%	2.22%

Total	4.20%	(1.33)%	(0.32)%	5.54%	4.53%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

[Trust accounts : Loans in Trusts with Contracts for Compensating the Principal]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	1,386	(1,790)	(201)	3,177	1,588
Past due loans	664	(846)	(627)	1,511	1,292
Accruing loans contractually past due 3 months or more	837	236	466	601	370
Restructured loans	24,944	(4,800)	(7,623)	29,745	32,568

Total	27,833	(7,201)	(7,985)	35,035	35,819

Loans and bills discounted	551,236	(211,816)	(70,739)	763,053	621,976

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.25%	(0.16)%	(0.00)%	0.41%	0.25%
Past due loans	0.12%	(0.07)%	(0.08)%	0.19%	0.20%
Accruing loans contractually past due 3 months or more	0.15%	0.07%	0.09%	0.07%	0.05%
Restructured loans	4.52%	0.62%	(0.71)%	3.89%	5.23%

Total	5.04%	0.45%	(0.70)%	4.59%	5.75%

[Banking : Non-Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Loans to customers in bankruptcy	18,023	(21,560)	(7,001)	39,583	25,025
Past due loans	270,567	21,928	95,172	248,639	175,394
Accruing loans contractually past due 3 months or more	849	(180)	478	1,030	370
Restructured loans	102,006	(113,570)	(121,724)	215,576	223,730

Total	391,446	(113,383)	(33,074)	504,829	424,521

Loans and bills discounted	9,198,080	(42,574)	2,915	9,240,655	9,195,165

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.19%	(0.23)%	(0.07)%	0.42%	0.27%
Past due loans	2.94%	0.25%	1.03%	2.69%	1.90%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	0.00%	0.01%	0.00%
Restructured loans	1.10%	(1.22)%	(1.32)%	2.33%	2.43%

Total	4.25%	(1.20)%	(0.36)%	5.46%	4.61%

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A)– (B)	(A) – (C)
Loans to customers in bankruptcy	18,064	(21,538)	(6,978)	39,602	25,042
Past due loans	270,761	21,934	95,100	248,826	175,660
Accruing loans contractually past due 3 months or more	849	(180)	478	1,030	370
Restructured loans	102,006	(113,578)	(123,296)	215,585	225,302

Total	391,682	(113,363)	(34,694)	505,045	426,377

Loans and bills discounted	9,211,439	(51,189)	536	9,262,629	9,210,903

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.19%	(0.23)%	(0.07)%	0.42%	0.27%
Past due loans	2.93%	0.25%	1.03%	2.68%	1.90%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	0.00%	0.01%	0.00%
Restructured loans	1.10%	(1.22)%	(1.33)%	2.32%	2.44%

Total	4.25%	(1.20)%	(0.37)%	5.45%	4.62%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

2. Classification of Risk-Monitored Loans

Classification by geographic area

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	347,529	(118,594)	(6,692)	466,123	354,222
Overseas*	44,152	5,231	(28,001)	38,921	72,154
Asia	950	(2,307)	(3,060)	3,257	4,010
Indonesia	460	(50)	(26)	510	487
Thailand	—	(1,196)	(2,699)	1,196	2,699
Hong Kong	—	(631)	—	631	—
Other	489	(429)	(334)	919	824
United States of America	32,019	10,178	(14,440)	21,841	46,459
Other	11,182	(2,639)	(10,500)	13,822	21,683

Total	391,682	(113,363)	(34,694)	505,045	426,377

Note:*	“Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003(B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic*	347,529	(118,594)	(6,692)	466,123	354,222
Manufacturing	50,066	(25,542)	(40,490)	75,608	90,556
Construction	14,653	(106,865)	(24,116)	121,519	38,770
Wholesale and Retail	74,000	20,206	32,240	53,794	41,760
Banks and other financial institutions	595	(2,082)	(5,985)	2,677	6,580
Real estate	107,858	39,973	64,462	67,884	43,395
Services	56,938	(20,332)	(9,657)	77,271	66,596
Other industries	31,279	(17,850)	(20,092)	49,129	51,371
Consumer	12,136	(6,101)	(3,054)	18,237	15,190
Overseas*	44,152	5,231	(28,001)	38,921	72,154
Banks and other financial institutions	3,701	3,029	561	672	3,140
Commercial and industrial	19,550	(16,754)	(24,596)	36,304	44,147
Other	20,900	18,955	(3,966)	1,944	24,867

Total	391,682	(113,363)	(34,694)	505,045	426,377

Note:*	“Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

3. Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	192,674	(76,138)	(9,909)	268,813	202,584
Formula allowance for loan losses	58,514	(80,890)	(65,657)	139,405	124,172
Specific allowance for loan losses	133,802	4,976	55,754	128,825	78,048
Allowance for loans to specific foreign borrowers	357	(224)	(6)	581	363

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses	191,947	(76,402)	(10,039)	268,350	201,986
Formula allowance for loan losses	58,223	(81,118)	(65,750)	139,341	123,974
Specific allowance for loan losses	133,367	4,940	55,718	128,426	77,649
Allowance for loans to specific foreign borrowers	357	(224)	(6)	581	363
Reserve for financial assistance to specific borrowers	—	—	—	—	—

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Special internal reserves	5,483	(1,799)	(651)	7,283	6,135
Allowance for bad debts	613	(313)	(186)	926	799

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	192,674	(76,138)	(9,909)	268,813	202,584
Risk-monitored loans (b)	363,848	(106,161)	(26,709)	470,010	390,557
Coverage ratio (a)/(b)	52.95%	(4.23)%	1.08%	57.19%	51.87%

[Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Allowance for loan losses (a)	191,947	(76,402)	(10,039)	268,350	201,986
Risk-monitored loans (b)	363,612	(106,181)	(25,088)	469,794	388,701
Coverage ratio (a)/(b)	52.78%	(4.33)%	0.82%	57.12%	51.96%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking : Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	33,781	(19,823)	(12,642)	53,604	46,423
Claims under high risk	262,407	28,364	113,120	234,042	149,286
Claims under close observation	77,074	(112,730)	(117,705)	189,804	194,779
Total (1)	373,262	(104,189)	(17,227)	477,451	390,490
Normal claims	8,511,616	117,601	62,811	8,394,014	8,448,804

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	2,617	(2,155)	(421)	4,772	3,038
Claims under high risk	3,580	(2,016)	(5,906)	5,596	9,486
Claims under close observation	21,636	(3,030)	(1,657)	24,666	23,294
Total (1)	27,833	(7,201)	(7,985)	35,035	35,819
Normal claims	523,402	(204,615)	(62,753)	728,018	586,156

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003(B)	As of March 31, 2004(C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	36,398	(21,978)	(13,063)	58,377	49,462
Claims under high risk	265,987	26,348	107,213	239,638	158,773
Claims under close observation	98,711	(115,760)	(119,363)	214,471	218,074
Total (1)	401,096	(111,390)	(25,213)	512,487	426,309
Normal claims	9,035,019	(87,013)	57	9,122,032	9,034,961

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking : Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	319,578	(62,898)	23,842	382,476	295,735
Allowance for loan losses	135,155	(20,946)	25,176	156,101	109,978
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	184,423	(41,951)	(1,333)	226,374	185,757
Secured coverage ratio (2)/(1)	85.61%	5.50%	9.88%	80.10%	75.73%

[Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	16,049	(5,437)	(6,200)	21,487	22,249
Allowance for loan losses	—	—	—	—	—
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	16,049	(5,437)	(6,200)	21,487	22,249
Secured coverage ratio (2)/(1)	57.66%	(3.66)%	(4.45)%	61.32%	62.11%

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	335,627	(68,335)	17,642	403,963	317,985
Allowance for loan losses	135,155	(20,946)	25,176	156,101	109,978
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	200,472	(47,389)	(7,534)	247,861	208,006
Secured coverage ratio (2)/(1)	83.67%	4.85%	9.08%	78.82%	74.59%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

Secured Coverage of each category of Disclosed Claims under the FRL

[Banking : Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)–(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	33,781 [46,423	]	6,183 [10,487	]	— —	27,597 [35,935	]	99.99 [100.00	% %]	99.99 [100.00	% %]
Claims under high risk	262,407 [149,286	]	121,066 [60,649	]	— —	102,844 [66,967	]	75.87 [73.67	% %]	85.32 [85.48	% %]
Claims under close observation	77,074 [194,779	]	7,904 [38,841	]	— —	53,980 [82,853	]	34.22 [34.70	% %]	80.29 [62.47	% %]
Sub total (1)	373,262 [390,490	]	135,155 [109,978	]	— —	184,423 [185,757	]	71.57 [53.71	% %]	85.61 [75.73	% %]
Normal claims	8,511,616 [8,448,804	]
Total (2)	8,884,879 [8,839,295	]
Sub total (1) / Total (2)	4.20 [4.41	% %]

Note:	The upper figures are as of September 30, 2004. The lower figures with bracket are as of March 31, 2004.

Coverage ratios for “Claims under high risk” and for “Claims under close observation” are listed under allowance for possible loan losses, following concurrent application of the discount cash flow method.

[Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)	Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)–(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	2,617 [3,038	]	— —	— —	2,617 [3,035	]		100.00 [99.89	% %]
Claims under high risk	3,580 [9,486	]	— —	— —	3,228 [8,562	]		90.17 [90.26	% %]
Claims under close observation	21,636 [23,294	]	— —	— —	10,204 [10,651	]		47.16 [45.72	% %]
Sub total (1)	27,833 [35,819	]	— —	— —	16,049 [22,249	]		57.66 [62.11	% %]
Normal claims	523,402 [586,156	]
Total (2)	551,236 [621,976	]
Sub total (1) / Total (2)	5.04 [5.75	% %]

Note:	The upper figures are as of September 30, 2004. The lower figures with bracket are as of March 31, 2004.

Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account “Claims to bankrupt and substantially bankrupt debtors “ and “Claims under high risk” in accordance with standards applied to allowance for possible loan losses in the banking account.The Bank allocated a total of 6 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of September 30, 2004.

[Banking : Non-Consolidated and Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)–(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	36,398 [49,462	]	6,183 [10,487	]	— —	30,214 [38,971	]		99.99 [99.99	% %]
Claims under high risk	265,987 [158,773	]	121,066 [60,649	]	— —	106,073 [75,529	]		85.39 [85.76	% %]
Claims under close observation	98,711 [218,074	]	7,904 [38,841	]	— —	64,184 [93,505	]		73.03 [60.68	% %]
Sub total (1)	401,096 [426,309	]	135,155 [109,978	]	— —	200,472 [208,006	]		83.67 [74.59	% %]
Normal claims	9,035,019 [9,034,961	]
Total (2)	9,436,115 [9,461,271	]
Sub total (1) / Total (2)	4.25 [4.50	% %]

Note:	The upper figures are as of September 30, 2004. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

7. Progress in the Disposal of Problem Assets [Banking : Non-Consolidated and Trust accounts]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	239.2	136.2	123.5	68.9	42.7	30.0	15.8	8.0	5.0		(2.9)
Claims under high risk	526.7	455.5	382.9	301.7	184.8	23.8	22.9	1.3	0.6		(0.7)

Total	766.0	591.8	506.4	370.7	227.6	53.8	38.8	9.3	5.6	(A)	(3.7	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.0
Other	3.6
Collection of claims	3.6
Improvements in financial status	—

Total	3.7	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	3.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.1
Entrust through the managed trust method to the Resolution and Collection Corporation	0.6

Total	5.6

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	11.0	5.5	4.8	2.8	9.9	9.2	2.8	1.3		(1.4)
Claims under high risk	133.7	117.5	91.4	76.7	6.8	6.5	0.1	0.1		0.0

Total	144.8	123.0	96.3	79.6	16.7	15.8	3.0	1.5	(C)	(1.4	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.5
Charge-off	0.6
Other	0.2
Collection of claims	0.2
Improvements in financial status	—

Total	1.4	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.5

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(3)	Assets newly categorized as problem assets during first half of fiscal 2001based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	3.0	16.4	1.5	1.4	0.8	0.5	0.6		0.0
Claims under high risk	80.0	30.2	21.6	6.4	3.7	1.6	0.7		(0.9)

Total	83.1	46.7	23.2	7.8	4.6	2.2	1.3	(E)	(0.8	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.2
Other	0.6
Collection of claims	0.1
Improvements in financial status	0.4

Total	0.8	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.7

(4)	Assets newly categorized as problem assets during second half of fiscal 2001based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	6.3	8.9	7.5	4.8	2.0	1.4		(0.6)
Claims under high risk	68.0	28.4	9.5	6.6	3.7	0.4		(3.2)

Total	74.4	37.3	17.1	11.5	5.8	1.9	(G)	(3.8	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.2
Other	3.6
Collection of claims	0.6
Improvements in financial status	3.0

Total	3.8	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	0.2
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.6

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.3	15.4	13.3	11.2	8.9		(2.3)
Claims under high risk	89.5	35.9	15.8	11.3	10.7		(0.5)

Total	93.9	51.3	29.2	22.5	19.6	(I)	(2.9	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.2
Charge-off	—
Other	0.6
Collection of claims	0.5
Improvements in financial status	0.0

Total	2.9	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	8.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	9.1

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

(in billions of yen)

	As of March 31,	As of September 30,	As of March 31,	As of September 30,		(b) - (a)

	2003	2003	2004 (a)	2004 (b)
Claims to bankrupt and substantially bankrupt debtors	25.3	14.0	19.1	15.9		(3.1)
Claims under high risk	176.6	151.3	61.6	11.7		(49.8)

Total	202.0	165.3	80.7	27.7	(K)	(53.0	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	3.3
Loan sales to secondary market	—
Charge-off	1.2
Other	48.4
Collection of claims	16.1
Improvements in financial status	32.2

Total	53.0	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	3.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.5

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	0.1	0.2	1.1		0.8
Claims under high risk	32.4	20.8	7.7		(13.1)

Total	32.6	21.1	8.8	(M)	(12.2	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	1.8
Other	10.4
Collection of claims	6.3
Improvements in financial status	4.0

Total	12.2	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.0

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004 (a)	As of September 30, 2004 (b)		(b) –(a)
Claims to bankrupt and substantially bankrupt debtors	5.1	1.5		(3.6)
Claims under high risk	58.1	34.2		(23.9)

Total	63.3	35.7	(O)	(27.5	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	First half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	2.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.4
Charge-off	0.2
Other	21.7
Collection of claims	19.7
Improvements in financial status	2.0

Total	27.5	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.4

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004
Claims to bankrupt and substantially bankrupt debtors	0.3
Claims under high risk	199.5

Total	199.8	(Q)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
First half of fiscal 2004
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	—
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.3

(10)	Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004 (a)	As of September 30, 2004 (b)	(b) –(a)
Claims to bankrupt and substantially bankrupt debtors	239.2	147.3	132.0	96.7	60.5	89.7	58.3	49.4	36.3	(13.0)
Claims under high risk	526.7	589.2	580.5	491.5	401.3	259.3	239.6	158.7	265.9	107.2

Total	766.0	736.6	712.6	588.2	461.8	349.1	298.0	208.2	302.3	94.1

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	8,391,843	256,147	107,622	8,135,696	8,284,221
Manufacturing	1,105,623	(87,299)	(76,719)	1,192,922	1,182,342
Agriculture	1,613	(178)	(152)	1,791	1,765
Forestry	—	—	—	—	—
Fishery	26,162	666	104	25,496	26,058
Mining	3,809	(1,571)	(379)	5,380	4,188
Construction	159,647	(104,205)	(12,038)	263,852	171,685
Utilities	128,976	1,898	(5,692)	127,078	134,668
Media and Communication	796,403	(49,094)	(57,545)	845,497	853,948
Wholesale and Retail	610,349	(54,286)	(13,531)	664,635	623,880
Banks and other financial institutions	2,733,075	621,232	404,893	2,111,843	2,328,182
Real estate	1,081,026	55,087	18,621	1,025,939	1,062,405
Services	660,529	(11,312)	(38,920)	671,841	699,449
Municipal government	443,695	(131,533)	(133,994)	575,228	577,689
Other industries	640,928	16,742	22,978	624,186	617,950
Overseas offices and loans booked at offshore markets	255,000	(86,905)	(33,967)	341,905	288,967

Total	8,646,843	169,242	73,654	8,477,601	8,573,188

(2)	Domestic consumer loans [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	356,333	61,841	37,963	294,492	318,370
Housing loans	332,289	65,755	40,269	266,534	292,020
Others	24,044	(3,913)	(2,305)	27,957	26,349

(3)	Domestic loans to small and medium-sized companies [Banking:Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	2,887,510	148,175	116,128	2,739,335	2,771,382
Percentage to total domestic loans	34.40%	0.73%	0.95%	33.67%	33.45%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	651,019	(244,575)	(84,853)	895,594	735,872
Manufacturing	34,053	(15,372)	(6,132)	49,425	40,185
Agriculture	—	—	—	—	—
Forestry	19	(7)	(3)	26	22
Fishery	1,064	(161)	(64)	1,225	1,128
Mining	34	(43)	(27)	77	61
Construction	2,010	(3,463)	(234)	5,473	2,244
Utilities	79,905	(37,566)	(13,560)	117,471	93,465
Media and Communication	61,603	(45,466)	(14,384)	107,069	75,987
Wholesale and Retail	6,825	(3,847)	(1,533)	10,672	8,358
Banks and other financial institutions	42,296	(57,931)	(19,930)	100,227	62,226
Real estate	60,850	(10,425)	(4,220)	71,275	65,070
Services	24,635	(22,020)	(1,707)	46,655	26,342
Municipal government	34,777	(2,046)	(973)	36,823	35,750
Other industries	302,941	(46,227)	(22,085)	349,168	325,026
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	651,019	(244,575)	(84,853)	895,594	735,872

(5)	Domestic consumer loans [Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	212,215	(34,778)	(15,874)	246,994	228,089
Housing loans	210,004	(34,045)	(15,553)	244,050	225,558
Others	2,210	(733)	(320)	2,943	2,530

(6)	Domestic loans to small and medium-sized companies [Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	423,058	(118,301)	(49,389)	541,359	472,447
Percentage to total domestic loans	64.98%	4.53%	0.78%	60.44%	64.20%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(7)	Loans by type of industry [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic offices (excluding loans booked at offshore markets)	9,042,862	11,572	22,768	9,031,290	9,020,093
Manufacturing	1,139,677	(102,670)	(82,851)	1,242,347	1,222,528
Agriculture	1,613	(178)	(152)	1,791	1,765
Forestry	19	(7)	(3)	26	22
Fishery	27,226	504	39	26,722	27,187
Mining	3,843	(1,614)	(406)	5,457	4,249
Construction	161,657	(107,668)	(12,272)	269,325	173,929
Utilities	208,881	(35,669)	(19,253)	244,550	228,134
Media and Communication	858,008	(94,559)	(71,928)	952,567	929,936
Wholesale and Retail	617,176	(58,133)	(15,064)	675,309	632,240
Banks and other financial institutions	2,775,372	563,301	384,963	2,212,071	2,390,409
Real estate	1,141,877	44,663	14,402	1,097,214	1,127,475
Services	685,165	(33,332)	(40,627)	718,497	725,792
Municipal government	478,472	(133,579)	(134,968)	612,051	613,440
Other industries	943,870	(29,484)	894	973,354	942,976
Overseas offices and loans booked at offshore markets	255,000	(86,905)	(33,967)	341,905	288,967

Total	9,297,862	(75,333)	(11,198)	9,373,196	9,309,061

(8)	Domestic consumer loans [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Total domestic consumer loans	568,549	27,062	22,089	541,486	546,459
Housing loans	542,294	31,709	24,715	510,584	517,579
Others	26,254	(4,646)	(2,625)	30,901	28,880

(9)	Domestic loans to small and medium-sized companies [Banking:Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic loans to small and medium-sized companies	3,310,568	29,873	66,739	3,280,695	3,243,829
Percentage to total domestic loans	36.60%	0.28%	0.64%	36.32%	35.96%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	10,466,006	(45,426)	(378,724)	10,511,433	10,844,731
Deposits (average balance)	10,647,563	(444,907)	(319,794)	11,092,470	10,967,357
Loans (ending balance)	8,646,843	169,242	73,654	8,477,601	8,573,188
Loans (average balance)	8,520,251	311,690	168,052	8,208,560	8,352,199

10.	Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Individuals	6,715,979	(18,216)	(18,437)	6,734,195	6,734,416
Corporations and others	2,719,513	(271,863)	(122,790)	2,991,376	2,842,303
Domestic deposits	9,435,492	(290,079)	(141,228)	9,725,571	9,576,720

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.	Number of Employees [Non-Consolidated]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Number of Employees	5,850	(242)	(5)	6,092	5,855

12.	Number of Offices [Non-Consolidated]

	As of September 30, 2004 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of September 30, 2003 (B)	As of March 31, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	46	(4)	(2)	50	48
Head office and Branches	44	(4)	(3)	48	47
Sub-branches and Agencies	2	—	1	2	1
Overseas	8	—	—	8	8
Branches	5	—	—	5	5
Representative offices	3	—	—	3	3

Total	54	(4)	(2)	58	56

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Sep. 30, 2004
		vs. Mar. 31, 2004
Deferred Tax Assets	293.1	(22.7)
Allowance for loan losses	120.3	(1.2)
Write down of investment securities	21.9	5.7
Net operating loss carryforwards	154.3	(23.3)
Reserve for employees’ retirement benefits	7.5	1.8
Unrealized losses on securities available for sale	—	—
Other	16.2	(1.4)
Valuation allowance	(27.2)	(4.2)
Deferred tax liabilities	83.5	(47.0)
Gains on placing trust for retirement benefits	—	—
Unrealized gains on securities available for sale	81.7	(46.2)
Other	1.8	(0.7)
Net Deferred Tax Assets	209.5	24.2

[Consolidated]

Net Deferred Tax Assets	210.8	24.3

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Interim Fiscal Year)

[Non-Consolidated]

(in billions of yen)
Interim FY 2004
Net business profits before credit costs	87.2
Credit related costs	11.9
Income before income taxes	64.5
Reconciliation to taxable income	(7.1)
Taxable income	57.3

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]

	(in billions of yen)
	FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
Net business profits before credit costs	177.7	163.0	156.2	178.4	188.0
Credit related costs	147.9	176.4	181.5	144.8	29.6
Income before income taxes	129.5	26.3	(41.9)	(197.9)	131.2
Reconciliation to taxable income	(158.4)	(88.6)	4.6	(199.7)	(39.7)
Taxable income	(28.9)	(62.3)	(37.2)	(397.6)	91.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2004, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at September 30, 2004 (Assumptions)

(in billions of yen)
Five year total (2004 2nd half to 2009 1st half)
Net business profits (based on our business plan) (*1)	1,070.0
Net business profits (basis of realizability determination) (*2)	880.0
Income before income taxes (basis of realizability determination)	700.0
Taxable income before adjustments (basis of realizability determination) (*3)	800.0
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	701.4
Deferred tax assets at September 30, 2004 (*4)	293.1

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2004 2nd half	FY 2005	FY2006	FY2007	FY2008	FY 2009 1st half
S/T interest rate (3 m/s TIBOR)	0.08%	0.13%	0.50%	0.57%	0.88%	1.12%
L/T interest rate (10 year JGB)	1.78%	1.90%	2.30%	2.03%	2.58%	2.95%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

14.	Employees’ Retirement Benefits

Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of September 30, 2004
Projected benefits obligation at beginning of the period	(A-B+C-D+E+H+K)	273,953
Fair value of plan assets at beginning of the period	(A)	326,777
Prepaid pension cost at beginning of the period	(B)	103,227
Reserve for employees’ retirement benefits at beginning of the period	(C)	—
Unrecognized plan assets at beginning of the period	(D)	57,595
Unrecognized net obligation by the change of accounting policy at beginning of the period	(E)	5,141
Amortization for the current period (Amortized period 5 years)	(F)	2,570
Unrecognized net obligation at end of the interim period	(G)	2,570
Unrecognized prior service cost at beginning of the period	(H)	(3,545)
Amortization for the current period (Amortized period 12 years)	(I)	(175)
Unrecognized prior service cost at end of the interim period	(J)	(3,370)
Unrecognized net actuarial loss at beginning of the period	(K)	106,403
Amortization for the current period (Amortized period 12 years)	(L)	5,359
Unrecognized net actuarial loss at end of the interim period	(M)	101,043

Net amount unrecognized at beginning of the period	(N)(E+H+K)	107,999
Net amount amortized for the current period	(O)(F+I+L)	7,754
Net amount unrecognized at end of the interim period	(P)(N-O)	100,244

Note: Discount rate is 2.2%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

15.	Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	470.0	242.6
Ordinary profit	125.0	61.9

Net income	65.0	31.1

[Non-Consolidated]

	(in billions of yen)
	For the year ending March 31, 2005	For the six months ended September 30, 2004
Ordinary income	450.0	227.7
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	165.0	87.2
Ordinary profit	120.0	59.6

Net income	65.0	30.1

Interim Financial Highlights for the Fiscal Year 2004

November 24, 2004

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc.

Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2005

1. Highlights of Consolidated Statements of Operations

		(in billions of yen)
		Six months ended September 30, 2003 (A)	Six months ended September 30, 2004 (B)	(B) – (A)
1	Gross profits	898.9	885.9	(12.9)
2	Net interest income	533.1	506.5	(26.5)
3	Trust fees	36.4	46.1	9.6
4	Credit costs for trust accounts	(8.4)	(2.3)	6.0
5	Net fees and commissions	195.8	241.3	45.5
6	Net trading profits	72.0	50.2	(21.7)
7	Net other business income	61.5	41.7	(19.8)
8	Net gains on foreign exchange transactions	45.5	36.1	(9.4)
9	Net gains (losses) on debt securities	(2.7)	27.8	30.5
10	Net gains (losses) on derivatives (total of the two Banks *)	25.7	(33.0)	(58.8)
11	General and administrative expenses	489.5	499.3	9.8
12	Personnel expenses (total of the two Banks *)	120.8	114.3	(6.5)
13	Non-personnel expenses (total of the two Banks *)	173.5	176.8	3.2
14	Taxes (total of the two Banks *)	15.2	16.5	1.2
15	Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	417.8	388.9	(28.9)
16	Provision for formula allowance for loan losses	[119.0 ]	[2,374 ]	[118.4 ]
17	Net business profits	409.3	386.5	(22.8)
18	Net non-recurring gains (losses)	(135.9)	(76.2)	59.6
19	Credit related costs	(91.8)	(65.4)	26.4
20	Losses on loan charge-offs	(49.8)	(28.5)	21.2
21	Provision for specific allowance for loan losses	[40.3 ]	[(227.0)]	[(267.3)]
22	Provision for allowance for loans to specific foreign borrowers	[4.1 ]	[0.8 ]	[(3.3)]
23	Losses on sales of loans to the Resolution and Collection Corporation	(13.8)	(0.8)	13.0
24	Other credit related costs	(28.1)	(35.9)	(7.7)
25	Net losses on equity securities	(9.0)	(4.7)	4.3
26	Gains on sales of equity securities	48.0	42.9	(5.0)
27	Losses on sales of equity securities	(53.4)	(14.1)	39.3
28	Losses on write down of equity securities	(3.6)	(33.5)	(29.8)
29	Other	(34.9)	(6.1)	28.8
30	Ordinary profit	273.4	310.3	36.8
31	Net special gains	234.9	17.5	(217.3)
32	Gains on loans charged-off	15.3	12.3	(2.9)
33	Reversal of allowance for loan losses	163.5	11.3	(152.2)
34	Impairment losses	—	(3.9)	(3.9)
35	Refund of enterprise taxes by the Tokyo Metropolitan Government	41.9	—	(41.9)
36	Gains on transfer of the substitutional portion of future pension obligations	26.5	—	(26.5)
37	Income before income taxes and others	508.3	327.8	(180.4)
38	Income taxes-current	25.5	39.6	14.1
39	Income taxes-deferred	159.5	95.6	(63.8)
40	Minority interest	21.4	20.9	(0.5)
41	Net income	301.8	171.6	(130.1)

42	Total credit costs (4+19+33)	63.2	(56.3)	(119.6)

Operating Results of Significant Subsidiaries for the Six Months Ended September 30, 2004

		Gross profits	General and administrative expenses	Net business profits before credit costs	Net income
43	The Bank of Tokyo-Mitsubishi, Ltd.	471.0	237.6	233.4	108.1
44	The Mitsubishi Trust and Banking Corporation	154.9	70.1	87.2	30.1
45	Mitsubishi Securities Co., Ltd. and Consolidated Subsidiaries	54.6	45.3	9.2	11.4
46	UnionBanCal Corporation	130.5	81.2	49.3	42.1

*	“Total of the two Banks” represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

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Mitsubishi Tokyo Financial Group, Inc

2. Highlights of Consolidated Balance Sheets

		(in billions of yen except percentages)
		As of March 31, 2004 (A)	As of September 30, 2004 (B)	(B) – (A)
1	Loans and bills discounted	46,590.1	47,420.9	830.8
2	Domestic loans (except for loans from The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation to MTFG)	30,844.5	31,091.4	246.8
3	Overseas branches	4,427.9	4,526.9	98.9
4	Overseas subsidiaries (UnionBanCal Corporation and Bank of Tokyo-Mitsubishi Trust Company)	2,947.9	3,171.0	223.0
5	Domestic housing loans	7,655.4	7,894.4	238.9
6	Domestic other consumer loans	461.8	435.9	(25.8)

7	Book value of loans sold during the six months ended September 30, 2003 and 2004 (total of the two Banks*)	(77.2)	(29.7)	47.5
8	Sold to the Resolution and Collection Corporation (“RCC”)	(38.2)	(1.8)	36.3
9	[Sold to the RCC before charge-offs]	[(63.3)]	[(4.9)]	[58.3 ]
10	Other loans sold	(39.0)	(27.8)	11.2
11	Charge-offs during the six months ended September 30, 2003 and 2004 (total of the two Banks*)	(39.1)	(18.2)	20.9

12	Investment securities	28,329.5	33,690.3	5,360.8
13	Domestic equity securities	3,761.2	4,361.1	599.9
14	Japanese Government Bonds (total of the two Banks *)	14,984.5	19,936.2	4,951.6
15	Foreign bonds (total of the two Banks *)	5,744.3	5,280.0	(464.3)

16	Book value of investment securities sold during the six months ended September 30, 2003 and 2004 (total of the two Banks*)	(493.8)	(225.4)	268.4
17	Transferred to an exchange-traded fund	(81.5)	—	81.5
18	Sold in the market or by other means	(412.2)	(225.4)	186.8
19	Write down during the six months ended September 30, 2003 and 2004 (total of the two Banks*)	(6.7)	(33.4)	(26.7)

20	Deposits	66,097.5	67,082.4	984.8
21	Total of the two Banks *	62,664.1	62,817.3	153.2
22	Individuals	33,402.3	33,801.7	399.3
23	Corporations and others	20,575.1	20,396.4	(178.6)
24	Overseas branches	7,852.1	7,832.0	(20.1)

25	Total shareholders’ equity	4,295.2	4,306.4	11.1
26	Capital stock	1,258.0	1,258.0	—
27	Capital surplus	931.3	931.1	(0.1)
28	Retained earnings	1,506.5	1,659.4	152.8
29	Unrealized gains on securities available for sale	560.3	422.9	(137.3)
30	Less treasury stock	(3.6)	(3.4)	0.1

31	BIS risk-adjusted capital ratio	12.95%	10.92%	(2.02)%
32	Tier I ratio	7.14%	7.39%	0.24%
33	Tier I capital	3,859.4	4,025.9	166.4
34	Risk-adjusted assets	53,996.7	54,457.1	460.3

[Valuation gains (losses) on securities available for sale]

		(in billions of yen)
		As of March 31, 2004 (A)	As of September 30, 2004 (B)	(B) – (A)
35	Total securities available for sale	947.5	705.7	(241.8)
36	Domestic equity securities	785.3	634.6	(150.6)
37	Domestic bonds	3.3	24.1	20.7
38	Japanese Government Bonds	(2.2)	16.1	18.4
39	Foreign bonds	107.2	28.0	(79.2)

*	“Total of the two Banks” represents the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

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Mitsubishi Tokyo Financial Group, Inc.

3. Net operating profits

Core net operating profits	—	The net operating profits for the three business segments (retail, corporate and trust assets)

Net operating profits	—	Consolidated business profits before consolidation adjustments (managerial accounts basis; excludes dividends from subsidiaries)

4. Disclosed Claims under the Financial Reconstruction Law (“FRL”)

(1) Status of Disclosed Claim under the FRL [prompt report]

		(in bullions of yen)
		As of March 31, 2002 (A)	As of March 31, 2003 (B)	As of September 30, 2003 (C)	As of March 31, 2004 (D)	As of September 30, 2004 (E)	Increase/ (Decrease)
							(E) - (D)
1	Claims to bankrupt and substantially bankrupt debtors	419.0	226.4	182.3	140.4	107.8	(32.5)
2	Claims under high risk	1,933.5	1,031.3	745.7	541.3	1,168.0	626.7
3	Claims under close observation	1,916.8	1,357.4	929.2	737.3	356.6	(380.7)
4	Total Disclosed Claims (A)	4,269.4	2,615.2	1,857.2	1,419.0	1,632.5	213.4

5	Total Credit Exposure (B)	52,401.4	48,951.2	48,282.0	48,306.5	49,730.3	1,423.8
6	Disclosed Claims Ratio (A/B)	8.14%	5.34%	3.84%	2.93%	3.28%	0.34%

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Mitsubishi Tokyo Financial Group, Inc.

(2) Status of Non Performing Assets [prompt report]

a. Six months results ended September 30, 2004

		(in billions of yen)
		As of March 31, 2004 (A)	Inflows (B)	Outflows (C)	As of September 30, 2004	Net increase
					A+B-C	(B - C)
1	Claims to bankrupt and substantially bankrupt debtors	140.4	5.0	(37.6)	107.8	(32.5)
2	Claims under high risk	541.3	856.7	(230.0)	1,168.0	626.7

3	Total	681.7	861.8	(267.6)	1,275.9	594.1

b. Six months results ended March 31, 2004

		(in billions of yen)
		As of September 30, 2003 (A)	Inflows (B)	Outflows (C)	As of March 31, 2004	Net increase
					A+B-C	(B - C)
4	Claims to bankrupt and substantially bankrupt debtors	182.3	14.7	(56.5)	140.4	(41.8)
5	Claims under high risk	745.7	120.0	(324.4)	541.3	(204.4)

6	Total	928.0	134.7	(381.0)	681.7	(246.3)

c. Six months results ended September 30, 2003

		(in billions of yen)
		As of March 31, 2003 (A)	Inflows (B)	Outflows (C)	As of September 30, 2003	Net increase
					A+B-C	(B - C)
7	Claims to bankrupt and substantially bankrupt debtors	226.4	14.4	(58.5)	182.3	(44.1)
8	Claims under high risk	1,031.3	150.7	(436.3)	745.7	(285.6)

9	Total	1,257.8	165.1	(494.9)	928.0	(329.7)

(3) Status of Secured Coverage on Disclosed Claims under the FRL [prompt report]

		(in billions of yen)
		Disclosed amount	Collateral, Guarantees, etc	Unsecured (A)	Reserves (B)	Coverage Ratio	Coverage Ratio (as of March 31, 2004)
						(B/A)
10	Claims to bankrupt and substantially bankrupt debtors	107.8	95.9	11.9	11.9	100.00%	99.97%
11	Claims under high risk	1,168.0	441.1	726.8	376.0	51.73%	64.98%
12	Claims under close observation	356.6	204.3	152.2	43.9	28.84%	29.23%
13	Total	1,632.5	741.4	891.0	431.9	48.47%	42.95%
14	(Change from March 31,2004)	213.4	68.1	145.3	111.5	5.51%	—
15	Normal claims	48,097.8	—	—	—	—

(4) Status of Secured Coverage on Self-Assessment of Assets [prompt report]

		As of March 31, 2003 (A)	As of September 30, 2003 (B)	As of March 31, 2004 (C)	As of September 30, 2004 (D)
						(D) - (C)
16	Normal	0.17%	0.17%	0.14%	0.12%	(0.02)%
17	Close Watch	9.30%	8.74%	9.41%	6.13%	(3.28)%
18	Close Watch	3.31%	4.00%	4.81%	4.45%	(0.36)%
19	Borrowers with Credit under Close Observation	21.16%	20.23%	21.10%	13.73%	(7.36)%
20	Likely to become Bankrupt (excluding secured assets)	67.44%	72.42%	65.23%	51.76%	(13.46)%

Note: Above figures exclude certain mortgage and consumer loans.

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Mitsubishi Tokyo Financial Group, Inc.

4. Status of Deferred Tax Assets

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

(Total of the two banks)	(in billions of yen)

		Sep. 30, 2004
			vs. Mar. 31, 2004
1	Deferred Tax Assets	1,020.5	(96.6)
2	Allowance for loan losses	356.4	2.5
3	Write down of investment securities	104.1	4.5
4	Net operating loss carryforwards	561.4	(101.3)
5	Reserve for employees’ retirement benefits	39.4	3.5
6	Unrealized losses on securities available for sale	—	—
7	Other	53.4	(1.9)
8	Valuation allowance	(94.4)	(4.0)
9	Deferred tax liabilities	308.8	(95.4)
10	Gains on placing trust for retirement benefits	7.3	—
11	Unrealized gains on securities available for sale	295.6	(91.7)
12	Other	5.8	(3.6)
13	Net Deferred Tax Assets	711.7	(1.2)

(Consolidated)

14	Net Deferred Tax Assets	653.9	(1.5)

(2)	Balance of Net Deferred Tax Assets and

% of Tier I Capital

(3)	Net Business Profits before Credit Costs and

Taxable Income (Current Interim Fiscal Year)

(Total of the two banks)	(in billions of yen)

		Interim FY 2004
15	Net business profits before credit costs	320.6
16	Credit related costs	50.1
17	Income before income taxes	240.6
18	Reconciliation to taxable income	3.1
19	Taxable income	243.8

(4)	Net Business Profits before Credit Costs and

Taxable Income (Past Five Fiscal Years)

(Total of the two banks)	(in billions of yen)

		FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
20	Net business profits before credit costs	578.6	552.0	619.5	689.9	654.8
21	Credit related costs	652.4	730.5	666.3	485.9	(105.7)
22	Income before income taxes	409.4	(199.0)	(359.3)	(485.2)	719.0
23	Reconciliation to taxable income	(76.3)	304.4	142.0	(1,021.4)	(443.9)
24	Taxable income	333.1	105.3	(217.2)	(1,506.7)	275.0

(5)	Comparison with Past Fiscal Years

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Mitsubishi Tokyo Financial Group, Inc.

(6)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No. 66

Although we recorded taxable income for the six months ended September 30, 2004, we are classified as “4” described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

(7)	Extraordinary Factors Such as Changes in Laws and Regulations

Our net operating loss carryforwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(8)	Realizability of Deferred Tax Assets at September 30, 2004 (Assumptions)

(in billions of yen)

		Five year total (2004 2nd half to 2009 1st half)
1	Net business profits (based on our business plan) (*1)	4,940.0
2	Net business profits (basis of realizability determination) (*2)	3,990.0
3	Income before income taxes (basis of realizability determination)	3,250.0
4	Taxable income before adjustments (basis of realizability determination) (*3)	3,680.0
5	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	2,508.0
6	Deferred tax assets at September 30, 2004 (*4)	1,023.0

(*1)	Total of the two banks, before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Line “5” multiplied by effective tax rate (consolidated corporate-tax basis)

(Reference) Assumptions for Business Plan

	FY 2004 2nd half	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009 1st half
S/T interest rate (3 m/s TIBOR)	0.08%	0.13%	0.50%	0.57%	0.88%	1.12%
L/T interest rate (10 year JGB)	1.78%	1.90%	2.30%	2.03%	2.58%	2.95%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105	¥105

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Mitsubishi Tokyo Financial Group, Inc.

6. Earning Projections for the Fiscal Year Ending March 31, 2005

<Non-consolidated>

		(in billions of yen)
		For the fiscal year ended March 31, 2004 (Actual)	For the fiscal year ending March 31, 2005	(Reference) Previously announced projections* for the fiscal year ending March 31, 2005
1	Operating income	69.3	227.0	190.0
2	Ordinary profit	64.4	206.0	183.0
3	Net income	64.4	206.0	183.0

*Announced on May 24, 2004

		(in yen per share)
		For the fiscal year ended March 31, 2004 (Actual)	For the fiscal year ending March 31, 2005	(Reference) Previously announced projections* for the fiscal year ending March 31, 2005
4	Annual dividends per common share	6,000	6,000	6,000

*Announced on May 24, 2004

<Consolidated>

		(in billions of yen)
		For the fiscal year ended March 31, 2004 (Actual)	For the fiscal year ending March 31, 2005	(Reference) Previously announced projections* for the fiscal year ending March 31, 2005
5	Ordinary income	2,555.1	2,450.0	2,450.0
6	Ordinary profit	578.3	640.0	640.0
7	Net income	560.8	340.0	340.0

*Announced on May 24, 2004

These materials contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, expect as may be required by any applicable laws and regulations or stock exchange rules. For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosures.

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